Registration No. 333-20707

    As filed with the Securities and Exchange Commission on March 14, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[X] Pre-Effective Amendment No. 2           [ ] Post-Effective Amendment No. __

                             ----------------------

                      STATE STREET RESEARCH FINANCIAL TRUST
               (Exact Name of Registrant as Specified in Charter)

             One Financial Center, Boston, Massachusetts 02111-2690
                    (Address of Principal Executive Offices)

                                 (617) 482-3920
              (Registrant's Telephone Number, including Area Code)

                         Francis J. McNamara, III, Esq.
             Executive Vice President, Secretary and General Counsel
                   State Street Research & Management Company
                              One Financial Center
                        Boston, Massachusetts 02111-2690
                     (Name and Address of Agent for Service)

                          Copies of Communications to:

                           Geoffrey R.T. Kenyon, Esq.
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881

                             ----------------------

 Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

                             ----------------------

         Pursuant to Rule 24f-2(a)(1) under the Investment Company Act of 1940, as amended, the Registrant previously has filed a declaration registering an indefinite number of shares of beneficial interest on Form N-1A (Registration Nos. 33-10327, 811-4911). Accordingly, no filing fee is due in connection with this Registration Statement. A copy of the Registrant's earlier Declaration pursuant to Rule 24f-2 is filed herewith as an exhibit. On or about December 20, 1996, the Registrant filed the notice required by Rule 24f-2 for its fiscal year ended October 31, 1996. Pursuant to Rule 429, this Registration Statement relates to the above-referenced Registration Statement on Form N-1A.

================================================================================

                      STATE STREET RESEARCH FINANCIAL TRUST

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement contains the following pages and documents:

     Front Cover

     Contents of Registration Statement

     Cross-Reference Sheet

     Letter to Shareholders of State Street Research International Fixed Income Fund

     Notice of Special Meeting of Shareholders of State Street Research International Fixed Income Fund

     Part A - Joint Proxy Statement/Prospectus Concerning Acquisition of the Assets of State Street Research International Fixed Income Fund

     Part B - Statement of Additional Information

     Part C - Other Information

     Signature Page

     Exhibits

                                      (i)

                      STATE STREET RESEARCH FINANCIAL TRUST


                              CROSS REFERENCE SHEET
                             Pursuant to Rule 481(a)

Part A

                                           Caption or Location in Joint
    Form N-14 Item No. and Caption         Proxy Statement/Prospectus
--------------------------------------------------------------------------------
1.  Beginning of Registration Statement    Cover Page; Cross Reference Sheet
    and Outside Front Cover Page of
    Prospectus

2.  Beginning and Outside Back             Table of Contents
    Cover Page of Prospectus

3.  Synopsis and Risk Factors              Summary; Risk Factors; Comparison of
                                           Investment Objectives and Policies

4.  Information about the Transaction      Summary; Reasons for the
                                           Reorganization; Information About the
                                           Reorganization; Comparative
                                           Information on Shareholder Rights;
                                           Exhibit A (Agreement and Plan of
                                           Reorganization and Liquidation)

5.  Information about the Registrant       Cover Page; Summary; Information
                                           About the Reorganization; Comparison
                                           of Investment Objectives and
                                           Policies; Performance; Comparative
                                           Information on Shareholder Rights;
                                           Management; Additional Information
                                           About The Funds; Prospectus of State
                                           Street Research Government Income
                                           Fund dated March 1, 1997

6.  Information about the Company          Summary; Information About the
    Being Acquired                         Reorganization; Comparison of
                                           Investment Objectives and Policies;
                                           Comparative Information on
                                           Shareholder Rights; Additional
                                           Information About The Funds;
                                           Prospectus of State Street Research
                                           International Fixed Income Fund dated
                                           March 1, 1997

7.  Voting Information                     Summary; Information About the
                                           Reorganization; Comparative
                                           Information on Shareholder Rights;
                                           Voting Information

8.  Interest of Certain Persons            Information About the Reorganization
    and Experts

9.  Additional Information Required        Not Applicable
    for Reoffering By Persons Deemed
    to be Underwriters

                                      (ii)

                                           Caption or Location in Joint
    Form N-14 Item No. and Caption         Proxy Statement/Prospectus
--------------------------------------------------------------------------------
Part B

10. Cover Page                             Cover Page

11. Table of Contents                      Cover Page

12. Additional Information about the       Cover Page; Statement of Additional
    Registrant                             Information of State Street Research
                                           Government Income Fund dated March 1,
                                           1997

13. Additional Information about the       Cover Page; Statement of Additional
    Company Being Acquired                 Information of State Street Research
                                           International Fixed Income Fund dated
                                           March 1, 1997

14. Financial Statements                   Statement of Additional Information
                                           of State Street Research Government
                                           Income dated March 1, 1997; Statement
                                           of Additional Information of State
                                           Street Research International Fixed
                                           Income Fund dated March 1, 1997


                                     (iii)

              STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND
                                   a series of
                     State Street Research Portfolios, Inc.
                              One Financial Center
                           Boston, Massachusetts 02111

Dear Shareholder:

         You are cordially invited to attend a Special Meeting of Shareholders of State Street Research International Fixed Income Fund (the "Acquired Fund" or a "Fund"), a series of State Street Research Portfolios, Inc. (the "Company"), to be held at One Financial Center, Boston, MA 02111 on Friday, May 30, 1997 at 4:00 p.m. local time.

         At this important meeting, you will be asked to consider and approve an Agreement and Plan of Reorganization and Liquidation between the Acquired Fund and State Street Research Government Income Fund (the "Acquiring Fund" or a "Fund"), a series of State Street Research Financial Trust (the "Trust").

         If the proposal is approved by the shareholders of the Acquired Fund, the Acquiring Fund would acquire substantially all of the assets and certain liabilities of the Acquired Fund. As a result of this transaction, you would receive, in exchange for your shares of the Acquired Fund, shares of the corresponding class of the Acquiring Fund with an aggregate value equivalent to the aggregate net asset value of your Acquired Fund investment at the time of the transaction. The transaction is conditioned upon the receipt of an opinion of counsel to the effect that the transaction would be free from Federal income taxes to you, the Company, the Trust, and both Funds.

         The Board of Directors of the Company has determined that the proposed reorganization should provide benefits to shareholders of the Acquired Fund because of the enhanced economies of scale and more efficient operations which are expected to result from combining the Funds, given their investment objectives and policies, and the similarity of the services and privileges for the shareholders and the pricing structure of the Funds.

         I thank you for your participation as a shareholder and urge you to exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience. We look forward to receiving your vote.

         IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED NO LATER THAN MAY 28, 1997.

         Instructions for shares held of record in the name of a nominee, such as a broker-dealer, may be subject to earlier cut-off dates established by such intermediaries to facilitate a timely response.


                                       Sincerely,

                                       /s/ Patricia S. Worthington
                                       ----------------------------
                                       Patricia S. Worthington
                                       Secretary

              STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND
                                   a series of
                     State Street Research Portfolios, Inc.
                              One Financial Center
                           Boston, Massachusetts 02111

                       ---------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           To Be Held On May 30, 1997

                       ---------------------------------



         A Special Meeting of Shareholders of State Street Research International Fixed Income Fund (the "Acquired Fund"), a portfolio series of State Street Research Portfolios, Inc. (the "Company"), a Maryland corporation, will be held at One Financial Center, Boston, MA 02111 on Friday, May 30, 1997 at 4:00 p.m. local time (the "Meeting") for the following purposes:


         1. To consider and act upon an Agreement and Plan of Reorganization and Liquidation providing for the transfer of the assets of the Acquired Fund (subject to certain of its liabilities) to State Street Research Government Income Fund (the "Acquiring Fund") in exchange for Class A, Class B, Class C and Class D shares of the Acquiring Fund, the distribution of such shares to shareholders of the Acquired Fund and the subsequent liquidation and dissolution of the Acquired Fund; and


         2. To consider and act upon any matter incidental to the foregoing and to transact such other business as may properly come before the Meeting and any adjournments thereof.

         The close of business on March 6, 1997 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

         YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE ACQUIRED FUND. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU DESIRE TO VOTE IN PERSON AT THE MEETING, YOU MAY REVOKE YOUR PROXY.

                                           By Order of the Directors,
                                           Patricia S. Worthington
                                           Secretary

March 17, 1997
Date of Notice

                              QUESTIONS AND ANSWERS


Q: Why is this material being sent to shareholders and what are they supposed to do with it?

A: This material is being sent to shareholders of the International Fixed
   Income Fund to ask them to vote on an important recommendation by the Directors of the Fund that will affect their interest in the Fund. You should read the material, mark your vote on the enclosed Proxy Form and send it back. Call 1-800-562-0032 for help with your questions.

Q: What is the recommendation in Proposal 1?

A: Proposal 1 is asking shareholders of the International Fixed Income
   Fund to, in effect, change to another mutual fund. Shares of the International Fixed Income Fund will be exchanged for shares of the Government Income Fund. This transaction is being proposed because, in the current competitive environment, the International Fixed Income Fund is too small to manage effectively; its expenses have been subsidized since its inception, but the subsidy could be discontinued in the future; and shareholders may benefit from the kind of portfolio and larger asset base that the Government Income Fund has. The Directors recommend that you vote FOR the proposal.

-------------------------------------------------------------------------------
Important additional information about the proposal is set forth in the accompanying Joint Proxy Statement/Prospectus. Please read it carefully.
-------------------------------------------------------------------------------

                        Joint Proxy Statement/Prospectus

                   Concerning the Acquisition of the Assets of

              STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND

                                   a series of
                     State Street Research Portfolios, Inc.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (800) 562-0032

                        By and in Exchange for Shares of

                  STATE STREET RESEARCH GOVERNMENT INCOME FUND

                                   a series of
                      State Street Research Financial Trust
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (800) 562-0032


         This Joint Proxy Statement/Prospectus relates to the proposed transfer of the assets and certain liabilities of State Street Research International Fixed Income Fund (the "Acquired Fund"), a series of State Street Research Portfolios, Inc., a Maryland corporation (the "Company"), to State Street Research Government Income Fund (the "Acquiring Fund"), a series of State Street Research Financial Trust, a Massachusetts business trust (the "Trust"), in exchange for Class A, Class B, Class C and Class D shares of beneficial interest, $.001 par value per share, of the Acquiring Fund ("Acquiring Fund Shares"). Following such transfer, Acquiring Fund Shares will be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund. As a result of the proposed transaction, each Acquired Fund shareholder will receive in exchange for his or her shares of the Acquired Fund shares of the corresponding class of the Acquiring Fund with an aggregate value equal to the value of such shareholder's shares of the Acquired Fund, calculated as of the close of business on the business day immediately prior to the exchange.

         This Joint Proxy Statement/Prospectus is furnished to the shareholders of the Acquired Fund in connection with the solicitation of proxies by and on behalf of the Company's Board of Directors to be used at a Special Meeting of Shareholders of the Acquired Fund to be held at One Financial Center, Boston, MA 02111 at 4:00 p.m. local time on Friday, May 30, 1997 and at any adjournment thereof (the "Meeting"). This document also serves as a Prospectus of the Acquiring Fund and covers the proposed issuance of Acquiring Fund Shares. The Acquired Fund and the Acquiring Fund may hereinafter be referred to collectively as the "Funds" and individually as a "Fund." The Board of Directors of the Company may hereinafter be referred to as the "Board of Directors," and the Board of Trustees of the Trust may hereinafter be referred to as the "Board of Trustees."

         The investment objective of the Acquiring Fund, a diversified series of the Trust, an open-end management investment company, is to seek high current income. In seeking to achieve its investment objective, the Acquiring Fund invests primarily in U.S. Government securities. The Acquiring Fund may also invest in mortgage-related securities of private entities, which are collateralized or supported by the U.S. Government or its agencies or instrumentalities, and in securities of foreign issuers, such as foreign corporate, government or governmental agencies as described below.

         This Joint Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information that a shareholder of the Acquired Fund should know before investing. This Joint Proxy Statement/Prospectus is accompanied by the Prospectus of the Acquiring Fund dated March 1, 1997, which is incorporated by reference herein. A Statement of Additional Information dated March 7, 1997, which contains additional information relevant to the proposed transaction, has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference into this Joint Proxy Statement/Prospectus. A copy of such Statement of Additional Information may be obtained without charge by writing to State Street

Research Investment Services, Inc., One Financial Center, Boston, Massachusetts 02111 or by calling toll free (800) 562-0032. The Prospectus of the Acquired Fund dated March 1, 1997 is incorporated by reference herein. A copy of the Prospectus of the Acquired Fund, including any supplement, may be obtained without charge by writing to State Street Research Investment Services, Inc., One Financial Center, Boston, Massachusetts 02111 or by calling toll-free (800) 562-0032.


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         SHARES OF THE ACQUIRING FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION, ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

                                TABLE OF CONTENTS

                                                                   Page

SUMMARY ..............................................................1

RISK FACTORS..........................................................6

REASONS FOR THE REORGANIZATION........................................7

INFORMATION ABOUT THE REORGANIZATION..................................7

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.....................11

COMPARATIVE INFORMATION ON DISTRIBUTION ARRANGEMENTS.................22

COMPARATIVE INFORMATION ON SHAREHOLDER SERVICES......................23

FISCAL YEAR..........................................................24

PERFORMANCE..........................................................24

COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS........................26

MANAGEMENT...........................................................29

ADDITIONAL INFORMATION ABOUT THE FUNDS...............................29

VOTING INFORMATION...................................................30

EXPERTS .............................................................31

OTHER MATTERS........................................................31


Exhibit A: Agreement and Plan of Reorganization and Liquidation.....A-1

                                     SUMMARY

         The following is a summary of certain information contained in or incorporated by reference in this Joint Proxy Statement/Prospectus. This summary is not intended to be a complete statement of all material features of the proposed Reorganization (as hereinafter defined) and is qualified in its entirety by reference to the full text of this Joint Proxy Statement/Prospectus and the documents referred to or incorporated herein.


         Proposed Transaction. The Agreement and Plan of Reorganization and Liquidation (the "Plan of Reorganization") provides for the transfer of all of the assets of the Acquired Fund to the Acquiring Fund (subject to the assumption by the Acquiring Fund of those liabilities of the Acquired Fund reflected on a statement of assets and liabilities of the Acquired Fund as of the close of business on the Valuation Date, as hereinafter defined) in exchange for shares of the Acquiring Fund at a closing to be held following the satisfaction of the conditions to the Reorganization (the "Closing"). The aggregate net asset value of full and fractional Acquiring Fund Shares to be issued to shareholders of the Acquired Fund will equal the value of the aggregate net assets of the Acquired Fund as of the close of business on the business day immediately prior to the Closing (the "Valuation Date"). The number of Class A, Class B, Class C and Class D shares to be issued to the Acquired Fund will be determined by dividing
(a) the aggregate net assets attributable to each class of shares of the Acquired Fund by (b) the net asset value per Class A, Class B, Class C and Class D share, respectively, of the Acquiring Fund, each computed as of the close of business on the Valuation Date. Acquiring Fund Shares will be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund. The proposed transaction described above is referred to in this Proxy Statement/Prospectus as the "Reorganization."


         As a result of the Reorganization, each Acquired Fund shareholder will receive in exchange for his or her shares of the Acquired Fund shares of the corresponding class of the Acquiring Fund with an aggregate value equal to the value of such shareholder's shares of the Acquired Fund, calculated as of the close of business on the Valuation Date. For example, Class A shareholders of the Acquired Fund would receive Class A shares of the Acquiring Fund. In addition, at or prior to the Closing, the Acquired Fund shall declare a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Acquired Fund's shareholders all of the Acquired Fund's investment company taxable income for all taxable years ending at or prior to the Closing (computed without regard to any deduction for dividends paid) and all of its net capital gains realized (after reduction for any capital loss carry-forward) in all taxable years ending at or prior to the Closing.


         The Board of Directors of the Company, including those Directors who are not "interested persons" of the Company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has determined that the interests of existing shareholders of the Acquired Fund will not be diluted as a result of the transactions contemplated by the Reorganization and that the Reorganization would be in the best interests of the shareholders of the Acquired Fund. The Board of Trustees of the Trust has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization with respect to the Acquiring Fund. See "Information About the Reorganization."


         The Board of Directors of the Company recommends that the shareholders of the Acquired Fund vote FOR approval of the Plan of Reorganization.

         Approval of the Plan of Reorganization by the shareholders of the Acquired Fund is a condition of the consummation of the Reorganization. The affirmative vote of the holders of a majority of the shares entitled to vote of the Acquired Fund outstanding at the close of business on the Record Date (as hereinafter defined), voting together as a single class, is required to approve the Plan of Reorganization on behalf of the Acquired Fund and the Company.


         Tax Consequences. The Funds will receive an opinion of counsel that subject to customary assumptions and representations, upon consummation of the Reorganization and the transfer of the assets of the Acquired Fund to the Acquiring Fund: (a) the transfer of all or substantially all of the Acquired Fund's assets solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain assumed liabilities of the Acquired Fund, and the distribution of such shares to the shareholders of the Acquired Fund, will constitute a "reorganization" within the meaning of
Section 368(a)(1)(C); the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b); (b) no gain or loss will be recognized by the Acquired Fund on the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain assumed liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders in exchange for their shares of the Acquired Fund;
(c) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same to the Acquiring Fund as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; (d) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain assumed liabilities of the Acquired Fund; (e) no gain or loss will be recognized by shareholders of the Acquired Fund upon the receipt of the Acquiring Fund Shares by such shareholders, provided such shareholders receive solely Acquiring Fund Shares (including fractional shares) in exchange for their Acquired Fund's shares; (f) the aggregate tax basis of the Acquiring Fund Shares, including any fractional shares, received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund's shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares, including fractional shares, to be received by each shareholder of the Acquired Fund will include the period during which the Acquired Fund's shares exchanged therefor were held by such shareholder (provided that the Acquired Fund's shares were held as a capital asset on the date of the Reorganization).

The receipt of such an opinion upon the Closing is a condition to the Reorganization. See "Information About the Reorganization."


         Investment Objectives and Policies. The investment objective of the Acquired Fund is to achieve the highest possible return, consisting of income and realized and unrealized capital gains, consistent with prudent investment risk and preservation of capital, by investing primarily in high quality debt securities of non-U.S. issuers, which for these purposes are those issuers domiciled outside the United States. Investments in securities of non-U.S. issuers, particularly non-governmental issuers, involve risks which are not ordinarily associated with investments in domestic issuers. The investment objective of the Acquiring Fund is to seek high current income. The Acquiring Fund primarily invests in U.S. Government Securities. Such securities generally do not have as high a yield as more speculative securities or securities not supported by the U.S. Government or its agencies or instrumentalities. It also may invest in mortgage-related securities and securities of foreign issuers, however, under current policy, the Acquiring Fund limits all investments in securities of foreign issuers to a maximum of 20% of its total assets. In recent years the Acquiring Fund has increased its investments in the debt securities of such foreign issuers. Both Funds seek high income from investments in debt securities; currently both Funds are substantially invested in debt securities issued by governments and government-related entities.


         To the extent that there are differences in the policies and restrictions of the Funds, however, shareholders should consider such differences. These differences are discussed below under "Comparison of Investment Objectives and Policies." Additional information also is set forth in the Acquiring Fund's prospectus, which is included with this Joint Proxy Statement/Prospectus, and the Acquired Fund's prospectus, which is available upon request, and the Statements of Additional Information for each of the Acquiring Fund and the Acquired Fund, which also are available upon request.

         Management and Other Service Providers.

         Acquired Fund. Responsibility for the management and supervision of the Company and its funds, including the Acquired Fund, rests with the Company's Board of Directors.

         The Acquired Fund's investment manager is State Street Research & Management Company ("SSRM"), which is an indirect, wholly-owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan"). The Company has entered into an Investment Management Agreement with SSRM pursuant to which investment research and management and other services are provided for the Acquired Fund. In consideration for such services, SSRM receives a monthly investment advisory fee from the Acquired Fund based on the average daily value of the net assets of the Acquired Fund. In turn, SSRM has entered into a Sub-Investment Management Agreement with the Company and GFM International Investors Limited ("GFM"), whereby GFM has assumed the overall responsibility for managing the investments of the Acquired Fund, subject to the supervision of the Company's Board of Directors and SSRM. GFM is an indirect subsidiary of Metropolitan. GFM receives a monthly fee from SSRM based upon the average daily value of the net assets of the Acquired Fund.

         The above mentioned Investment Management Agreement between SSRM and the Company was transferred in March, 1997 to SSRM from State Street Research Investment Services, Inc. ("SSRIS") which is also an indirect, wholly-owned subsidiary of Metropolitan. SSRIS also serves as distributor of shares of the Acquired Fund. The Acquired Fund has adopted a Rule 12b-1 Distribution Plan and Agreement pursuant to which it may reimburse SSRIS for costs and expenses SSRIS incurs in connection with the marketing and distribution of Acquired Fund shares.

         See "Management of the Funds" and "Shareholder Services" in the Company's Prospectus, which is incorporated herein and available upon request, for more information on the Acquired Fund's arrangements with service providers, including State Street Bank and Trust Company ("State Street Bank").

         Acquiring Fund. Responsibility for the management and supervision of the Trust, including the Acquiring Fund, rests with the Trust's Board of Trustees.

         The Acquiring Fund's investment manager is SSRM. The Trust has entered into an Advisory Agreement with SSRM pursuant to which investment research and management and other services are provided for the Acquiring

Fund. In consideration for such services, SSRM receives from the Acquiring Fund a monthly investment advisory fee based on the average daily value of the net assets of the Acquiring Fund.

         SSRIS serves as distributor of shares of the Acquiring Fund. The Acquiring Fund has adopted a Rule 12b-1 Distribution Plan and Agreement pursuant to which it may reimburse SSRIS for costs and expenses the Distributor incurs in connection with the marketing and distribution of Acquiring Fund shares.

         See "Management of the Fund" and "Shareholder Services" in the Trust's Prospectus, which is included with the Joint Proxy Statement/Prospectus, for more information on the Acquiring Fund's arrangements with service providers, including State Street Bank.

         State Street Bank is not an affiliate of the Acquiring Fund, the Acquired Fund, Metropolitan, SSRM, GFM, or SSRIS.

         Advisory Fees and Expenses. The following tables summarize the shareholder transaction expenses applicable to each Fund and the annual operating expenses for the Funds on an individual basis and for the Acquiring Fund on a pro forma basis after giving effect to the Reorganization. This table is followed by an example illustrating the effect of these expenses on a $1,000 investment in each Fund.


Shareholder Transaction Expenses Applicable to Acquiring Fund and Acquired Fund

                                                           Class A   Class B   Class C   Class D
Shareholder Transaction Expenses (1)
      Maximum Sales Charge Imposed on Purchases
           (as a percentage of offering price) ............  4.5%      None      None      None
      Maximum Deferred Sales Charge (as a percentage
           of net asset value at time of purchase
           or redemption, whichever is lower) .............  None(2)    5%       None       1%
      Maximum Sales Charge Imposed on Reinvested
           Dividends (as a percentage of offering price) ..  None      None      None      None
      Redemption Fees (as a percentage of amount
           redeemed, if applicable) .......................  None      None      None      None
      Exchange Fee ........................................  None      None      None      None

--------------------

(1) Reduced sales charge purchase plans are available for Class A shares. The maximum 5% contingent deferred sales charge on Class B shares applies to redemptions during the first year after purchase; the charge declines thereafter, and no contingent deferred sales charge is imposed after the fifth year. Class D shares are subject to a 1% contingent deferred sales charge on any portion of the purchase redeemed within one year of the sale. Long-term investors in Class A, Class B or Class D shares may, over a period of years, pay more than the economic equivalent of the maximum sales charge permissible under applicable rules.

(2) Purchases of Class A shares of $1 million or more are not subject to a sales charge. If such shares are redeemed within 12 months of purchase, a contingent deferred sales charge of 1% will be applied to the redemption.


Table of Expenses of Acquiring Fund (individually and on a pro forma basis) and Acquired Fund

                                                             Acquiring Fund                            Acquired Fund
                                                Class A   Class B   Class C    Class D   Class A   Class B   Class C   Class D
                                                --------------------------------------   -------------------------------------
Annual Fund Operating Expenses (as a
      percentage of average net assets)
           Management Fees.....................  0.65%    0.65%       0.65%     0.65%      0.75%     0.75%     0.75%       0.75%
           12b-1 Fees..........................  0.25%    1.00%       None      1.00%      0.25%     1.00%     None        1.00%
           Other Expenses......................  0.19%    0.19%       0.19%     0.19%      1.30%     1.30%     1.30%       1.30%
           Less Voluntary Reduction............  None     None        None      None      (0.55%)   (0.55%)   (0.55%)     (0.55%)
                                                 ----     ----        ----      ----       ------    ------    ------      ------
                Total Fund Operating Expenses..  1.09%    1.84%       0.84%     1.84%      1.75%     2.50%     1.50%       2.50%

                                                                   Pro Forma Acquiring Fund
                                                       Class A      Class B   Class C     Class D
                                                       ------------------------------------------
Annual Fund Operating Expenses (as a
      percentage of average net assets)
           Management Fees.........................      0.65%       0.65%      0.65%       0.65%
           12b-1 Fees..............................      0.25%       1.00%      None        1.00%
           Other Expenses..........................      0.19%       0.19%      0.19%       0.19%
           Less Voluntary Reduction................      None        None       None        None
                                                     ---------   ---------  ---------   ---------
                Total Fund Operating Expenses......      1.09%       1.84%      0.84%       1.84%

Example:

You would pay the following expenses on a $1,000 investment including, for Class A shares, the maximum applicable initial sales charge and assuming (a) 5% annual return and (b) redemption of the entire investment at the end of each time period:

                               Acquiring Fund               Acquired Fund
                          1      3      5     10       1      3      5      10
                        Year   Years  Years  Years   Year   Years  Years  Years
                        --------------------------   --------------------------
Class A shares .......  $ 56   $ 78   $102   $172   $ 62   $ 98   $136   $242
Class B shares(1) ....  $ 69   $ 88   $120   $196   $ 75   $108   $153   $265
Class C shares .......  $  9   $ 27   $ 47   $104   $ 15   $ 47   $ 82   $179
Class D shares .......  $ 29   $ 58   $100   $216   $ 35   $ 78   $133   $284

                          Pro Forma Acquiring Fund
                          1      3      5      10
                        Year   Years  Years  Years
                        --------------------------
Class A shares .......  $ 56   $ 78   $102   $172
Class B shares(1) ....  $ 69   $ 88   $120   $194
Class C shares .......  $  9   $ 27   $ 47   $104
Class D shares .......  $ 29   $ 58   $100   $216

You would pay the following expenses on the same investment, assuming no redemption:

                               Acquiring Fund               Acquired Fund
                          1      3      5     10       1      3      5      10
                        Year   Years  Years  Years   Year   Years  Years  Years
                        --------------------------   --------------------------

Class B(1) ...........  $ 19   $ 58   $100   $196   $ 25   $ 78   $133   $265
Class D ..............  $ 19   $ 58   $100   $216   $ 25   $ 78   $133   $284


                          Pro Forma Acquiring Fund
                          1      3      5      10
                        Year   Years  Years  Years
                        --------------------------
Class B(1) ...........  $ 19   $ 58   $100   $196
Class D ..............  $ 19   $ 58   $100   $216


--------------------

(1) Ten-year figures assume conversion of Class B shares to Class A shares at the end of eight years.

The example should not be considered as a representation of past or future return or expenses. Actual return or expenses may be greater or less than shown.

           Multiple Class Structure; Distribution Arrangements. Each Fund has outstanding and offers four classes of shares, which may be purchased through securities dealers which have entered into sales agreements with SSRIS at the next determined net asset value per share plus, in the case of all classes except the Class C shares, a sales charge which, at the election of the investor, may be imposed (a) at the time of purchase (the Class A shares) or
   (b) on a deferred basis (the Class B and Class D shares). In the proposed Reorganization, shareholders of the Acquired Fund will receive the corresponding class of shares of the Acquiring Fund which they currently hold in the Acquired Fund. The Class A, Class B, Class C and Class D shares of the Acquiring Fund have identical arrangements with respect to the imposition of initial and contingent deferred sales charges and distribution and service fees as the comparable class of shares of the Acquired Fund. The Reorganization will be effected at net asset value without the imposition of a sales charge, and thus, Acquiring Fund Shares acquired by shareholders of the Acquired Fund pursuant to the proposed Reorganization would not be subject to any initial sales charge or contingent deferred sales charge as a result of the Reorganization. However, holders of the Acquiring Fund Shares acquired as a result of the Reorganization would continue to be subject to a contingent deferred sales charge upon subsequent redemption to the same extent as if they had continued to hold their shares of the Acquired Fund. For purposes of computing the contingent deferred sales charge that may be payable upon disposition of any acquired Class A, Class B and Class D shares of the Acquiring Fund, the holding period of the redeemed shares will be "tacked" to the holding period of the Acquired Fund. See "Comparative Information on Distribution Arrangements."

           Dividends and Distributions. The Acquired Fund's policy is to declare each quarter a dividend from net investment income, if any. Distributions by the Acquired Fund of capital gain net income, if any, will generally be made after the end of the fiscal year or as otherwise required for compliance with applicable tax regulations.

           The Acquiring Fund's policy is to declare a dividend each day in an amount based on monthly projections of its future net investment income and will pay such dividends monthly. Consequently, the amount of each daily dividend may differ from actual net investment income as determined under generally accepted accounting principles. Each daily dividend is payable to shareholders of record of the Acquiring Fund at the time of its declaration (for this purpose, including only holders of shares purchased for which payment has been received by the transfer agent and excluding holders of shares redeemed on that day). The Acquiring Fund generally will make on an annual basis (or as otherwise required for compliance with applicable tax regulations) distributions of long-term and short-term capital gains, except to the extent that net short-term gains, if any, are included in the monthly income dividends for the purpose of stabilizing, to the extent possible, the amount of net monthly distributions.

           After the closing of the Reorganization, Acquired Fund shareholders who currently have dividends reinvested will continue to have dividends reinvested in the Acquiring Fund and those shareholders who currently have capital gains reinvested will continue to have capital gains reinvested in the Acquiring Fund. The number of shares received in connection with any such reinvestment will be based upon the net asset value per share of the applicable class of shares of the Acquiring Fund in effect on the record date. See "Comparative Information on Shareholder Services."

           Exchange Rights. Each Fund currently has identical exchange privileges. Shareholders of the Acquired Fund may exchange their shares for shares of a corresponding class of shares, when available, of certain funds as determined by SSRIS, at any time on the basis of the relative net asset values of the respective shares to be exchanged, subject to compliance with applicable securities laws. Shareholders of any other such fund may similarly exchange their shares for shares of an available corresponding class of the Acquired Fund. See "Comparative Information on Shareholder Services."

           Redemption Procedures. Each Fund offers the same redemption features, including the acceptance of redemption requests by mail, telephone and wire, provided that applicable conditions are met. Any request to redeem shares of the Acquired Fund received and processed prior to the Reorganization will be treated as a redemption of shares of the Acquired Fund. Any request to redeem shares received or processed after the Reorganization will be treated as a request to redeem shares of the Acquiring Fund. See "Comparative Information on Shareholder Services."

           Minimum Account Size. Each Fund reserves the right to redeem an account if the aggregate value of the shares in such account is less than $1,500 for a period of 60 days after notice is mailed to the applicable shareholder, or to impose a maintenance fee on such account after 60 days' notice. Currently, the maintenance fee is $18 annually. The Acquiring Fund shareholder accounts established pursuant to the Reorganization with a value of less than $1,500 will therefore be subject to redemption upon 60 days' prior notice or the annual maintenance fee. During such 60-day period, a shareholder will have the option of avoiding such redemption or maintenance fee by increasing the value of the account to $1,500 or more.

           Certain Affiliations. To the extent that Metropolitan and its affiliates may own 5% or more of the Acquired Fund, the Acquired Fund may be deemed to be an "affiliated person," as defined in the 1940 Act, of Metropolitan or its affiliates. See "Information About the Reorganization."


                                  RISK FACTORS

           While both Funds focus their investments on high quality debt securities, the Acquired Fund invests primarily in securities of non-U.S. issuers, that is, issuers domiciled outside the United States. See "Comparison of Investment Objectives and Policies." Investments in securities of foreign issuers, particularly non-governmental issuers, involve risks which are not ordinarily associated with investments in domestic issuers. Such risks include those resulting from fluctuations in currency exchange rates, revaluation of currencies, future political and economic developments and the fact that foreign issuers generally are not subject to uniform accounting, auditing and financial reporting standards. Securities of many foreign issuers also may be less liquid and their prices more volatile than those of securities of comparable domestic issuers. The Acquired Fund may also enter into various currency exchange transactions, write covered put and call options and purchase put and call options, purchase and sell futures contracts and options on futures contracts, purchase securities on a "when-issued" or "forward commitment basis," invest in securities pursuant to repurchase agreements, invest in forward foreign currency exchange contracts, invest in synthetic non-U.S. money market positions and lend securities in its portfolio. Such risks and such practices used by the Acquired Fund to limit such risks are more fully described under the captions "The Funds' Investments" and "Risk Factors" in the prospectus of the Acquired Fund dated March 1, 1997.

           The Acquiring Fund invests primarily in U.S. Government securities, that is, securities which are issued or guaranteed by the U.S. Government, a U.S. Government agency or instrumentality or certain mixed-ownership Government corporations. Such securities generally do not have as high a yield as more speculative securities or securities not supported by the U.S. Government or its agencies or instrumentalities. The Acquiring Fund also may invest in mortgage related securities of private entities that are collateralized or supported by the U.S. Government or its agencies or instrumentalities. Mortgage-related securities currently offer yields higher than those available from other kinds of government securities, but because of the possibility of prepayment of the underlying mortgages, they may be less effective than other types of securities as a means of locking in attractive long-term interest rates. This is caused by the need to reinvest prepayments of principal generally and the possibility of significant unscheduled payments resulting from a decline in mortgage rates. As a result, mortgage-related securities may have less potential for capital appreciation during periods of declining interest rates than other securities with comparable maturities, while having a comparable risk of decline during periods of rising interest rates. The Acquiring Fund also may invest in securities of foreign issuers. See "Comparison of Investment Objectives and Policies." As discussed above, investments in securities of foreign issuers involve risks which are not ordinarily associated with investments in domestic issuers. To limit such investment risks, the Acquiring Fund follows certain fundamental and nonfundamental investment restrictions. See "Comparison of Investment Objectives and Policies." Such risks are more fully discussed under the caption "The Fund's Investments" in the Prospectus of the Acquiring Fund enclosed with this Joint Proxy Statement/Prospectus.


                         REASONS FOR THE REORGANIZATION

           In reaching the decision to recommend that the shareholders of the Acquired Fund vote to approve the Reorganization, the Board of Directors, including the Directors who are not interested persons of the Company, concluded that the

   Reorganization would be in the best interests of the Acquired Fund and that the interests of existing shareholders of the Acquired Fund will not be diluted as a consequence thereof. Similarly, the Board of Trustees, including the Trustees who are not interested persons of the Trust, concluded that the Reorganization would be in the best interests of the Acquiring Fund and that the interests of existing shareholders of the Acquiring Fund will not be diluted as a consequence thereof. In making these determinations, the Directors and the Trustees considered a number of factors, including the efficiencies resulting from combining the operations of a small fund with a large fund, the performance of the Acquired Fund, the size, stability and strength of the Acquiring Fund, the facts that each Fund uses the same distributor, and has the same multiple class and sales load structure and that each Fund focuses its investments on high quality debt securities.


           As reflected in the capitalization table in "Information About the Reorganization-Capitalization" set forth below, the Acquired Fund is small in size. As a result, its gross expenses are relatively high and have been subsidized since inception; see "Table of Expenses of Acquiring Fund (individually and on a pro forma basis) and Acquired Fund" set forth in the "Summary" above. The voluntary subsidization of expenses of the Acquired Fund by its affiliates can be discontinued at any time; consequently, the Acquired Fund's expenses could increase in the future. On the other hand, the Acquiring Fund has substantially more assets and a lower, unsubsidized expense ratio. By combining the assets of the two Funds, each Fund could, over time, benefit from certain investment economies of scale. In particular, greater portfolio diversification and more efficient portfolio management could result from a larger asset base. Greater diversification from a portfolio of securities of both U.S. and non-U.S. issuers is expected to be beneficial to Acquired Fund shareholders because it may reduce the risk associated with a portfolio of securities issued only by non-U.S. issuers. Because the Funds have the same custodian and distributor, combining the Funds could also, over time, produce administrative economies of scale, resulting in net benefits to the Funds' shareholders. The Directors also believe that the shareholders of the Acquired Fund will benefit from the Acquiring Fund's identical privileges and services for shareholders and pricing structure.


           The Board of Directors of the Company believes that the proposed Reorganization is in the best interests of the shareholders of the Acquired Fund and recommends that shareholders of the Acquired Fund vote FOR the Reorganization.


                      INFORMATION ABOUT THE REORGANIZATION

           At meetings held on February 4, 1997 and November 6, 1996, the Board of Directors of the Company and the Board of Trustees of the Trust, respectively, approved the Plan of Reorganization substantially in the form set forth as Exhibit A to this Joint Proxy Statement/Prospectus.

           Plan of Reorganization. The Plan of Reorganization provides that, at the Closing, the Acquiring Fund will acquire all of the assets of the Acquired Fund (subject to the assumption by the Acquiring Fund of those liabilities of the Acquired Fund reflected on an unaudited statement of assets and liabilities) in exchange for Acquiring Fund Shares. The aggregate net asset value of full and fractional Acquiring Fund Shares to be issued to shareholders of the Acquired Fund will equal the value of the aggregate net assets of the Acquired Fund as of the close of business on the Valuation Date. The number of Class A, Class B, Class C and Class D shares to be issued to the Acquired Fund will be determined by dividing (a) the aggregate net assets in each class of shares of the Acquired Fund by (b) the net asset value per Class A, Class B, Class C and Class D share, respectively, of the Acquiring Fund, each computed as of the close of business on the Valuation Date. Portfolio securities of the Acquired Fund and the Acquiring Fund will be valued in accordance with the valuation practices of the Acquiring Fund which are described under the caption "Purchase of Shares" in the Acquiring Fund Prospectus and which are substantially identical to those of the Acquired Fund.

           The Acquiring Fund will assume certain liabilities, including all expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of business on the Valuation Date in accordance with generally accepted accounting principles consistently applied from the prior audited period. Such statement of assets and liabilities will reflect those liabilities known to the Acquired Fund and the Acquiring Fund as of the date thereof. At or prior to the Closing, the Acquired Fund shall declare a dividend or dividends which, together with all prior such dividends, shall have the effect of distributing to the Acquired Fund's shareholders all of the Acquired Fund's investment company income for all taxable years ending at or prior to the Closing (computed without regard to any deduction for dividends paid) and all of its net capital gains realized (after reduction for any capital loss carry-forward) in all taxable years ending at or prior to the Closing.

           At or as soon as practicable after the Closing, the Acquired Fund will liquidate and distribute pro rata to its shareholders of record as of the close of business on the Valuation Date the full and fractional Acquiring Fund Shares received by the Acquired Fund. Such liquidation and distribution will be accomplished by the establishment of shareholder accounts on the share records of the Acquiring Fund in the name of each such shareholder of the Acquired Fund, representing the respective pro rata number of full and fractional Acquiring Fund Shares due such shareholder. All of the Acquiring Fund's future distributions attributable to the shares issued in the Reorganization will be paid to shareholders in cash or invested in additional shares of the Acquiring Fund at the price in effect as described in the Acquiring Fund's Prospectus on the respective payment dates in accordance with instructions previously given by the shareholder to the Acquired Fund's transfer agent. As of the Closing, each outstanding certificate which, prior to the Closing, represented shares of the Acquired Fund will be deemed for all purposes to evidence ownership of the number of Acquiring Fund Shares issuable with respect thereto pursuant to the Reorganization. After the Closing, certificates originally representing shares of Class A or Class C of the Acquired Fund will be rendered nonnegotiable; upon special request and surrender of such certificates to State Street Bank as transfer agent, holders of these nonnegotiable certificates shall be entitled to receive certificates representing the number of Acquiring Fund Shares issuable with respect thereto. All Class B and Class D shares of the Acquiring Fund are held of record in book entry form and no certificates for such shares will be issued.

           Notwithstanding approval by shareholders of the Acquired Fund, the Plan of Reorganization may be terminated at any time prior to the consummation of the Reorganization without liability on the part of either party or its respective Directors or Trustees, officers or shareholders, by either party on written notice to the other party if circumstances should develop that, in the opinion of the Company or the Trust, make proceeding with the Reorganization inadvisable. The Plan of Reorganization may be amended, waived or supplemented in such manner as may be mutually agreed upon by the authorized officers of the Company and the Trust; provided, however, that following the Meeting, no such amendment, waiver or supplement may have the effect of changing the provision for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund shareholders to the detriment of such shareholders without their further approval. The expenses incurred in connection with entering into and carrying out the provisions of the Plan of Reorganization, whether or not the Reorganization is consummated, will be shared evenly by the Acquiring Fund and the Acquired Fund.

           Description of Acquiring Fund Shares. Full and fractional shares of the Acquiring Fund will be issued to the Acquired Fund shareholders in accordance with the procedures under the Plan of Reorganization as described above. Each share will be fully paid and nonassessable by the Trust when issued and transferable without restrictions and will have no preemptive or cumulative voting rights and have only such conversion or exchange rights as the Board of Trustees of the Trust may grant in its discretion.

            Federal Income Tax Consequences. Tax Counsel to the Acquiring Fund and Acquired Fund, Goodwin, Procter & Hoar LLP, is to opine that, subject to customary assumptions and representations, on the basis of the existing provisions of the Internal Revenue Code (the "Code"), the Treasury Regulations promulgated thereunder and current administrative and judicial interpretations thereof, for Federal income tax purposes: (a) the transfer of all or substantially all of the Acquired Fund's assets solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain assumed liabilities of the Acquired Fund, and the distribution of such shares to the shareholders of the Acquired Fund, will constitute a "reorganization" within the meaning of Section 368(a)(1)(C); the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b); (b) no gain or loss will be recognized by the Acquired Fund on the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain assumed liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders in exchange for their shares of the Acquired Fund; (c) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same to the Acquiring Fund as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; (d) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain assumed liabilities of the Acquired Fund; (e) no gain or loss will be recognized by shareholders of the Acquired Fund upon the receipt of the Acquiring Fund Shares by such shareholders, provided such shareholders receive solely Acquiring Fund Shares (including fractional shares) in exchange for their Acquired Fund's shares; (f) the aggregate tax basis of the Acquiring Fund Shares, including any fractional shares, received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund's shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares, including fractional shares, to be received by each shareholder of the Acquired Fund will include the period during which the Acquired Fund's shares exchanged therefor were held by such shareholder (provided that the Acquired Fund's shares were held as a capital asset on the date of the Reorganization).

   The receipt of such an opinion is a condition to the consummation of the Reorganization. If the transfer of the assets of the Acquired Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of certain liabilities of the Acquired Fund do not constitute a tax-free reorganization, each Acquired Fund shareholder will recognize gain or loss equal to the difference between the value of Acquiring Fund Shares such shareholder acquires and the tax basis of such shareholder's Acquired Fund shares.


           Shareholders of the Funds should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion relates only to the Federal income tax consequences of the Reorganization, shareholders of the Funds should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

           Capitalization. The following table sets forth the capitalization of the Acquired Fund and the Acquiring Fund, each as of October 31, 1996, and on a pro forma basis as of that date giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of 0.6798, 0.6789, 0.6815 and 0.6781 for Class A, Class B, Class C and Class D shares, respectively, of the Acquiring Fund issued for each Class A, Class B, Class C and Class D share, respectively, of the Acquired Fund.

                                  Government  International       Pro Forma
                                   Income     Fixed Income    Government Income
                                    Fund          Fund              Fund

   Net assets (in millions)...      $701.6        $33.5            $735.1

   Net asset value per share
           Class A............      $12.43        $8.45            $12.43
           Class B............      $12.40        $8.42            $12.40
           Class C............      $12.42        $8.46            $12.42
           Class D............      $12.41        $8.41            $12.41

   Shares outstanding
           Class A............  46,990,520      332,131        47,216,310
           Class B............   7,679,256      478,504         8,004,096
           Class C............     625,275    2,934,746         2,625,299
           Class D............   1,166,285      214,595         1,311,793

           The table set forth above should not be relied on to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.


           The following table sets forth the number of outstanding shares of common stock or beneficial interest, as the case may be, of each Fund as of December 31, 1996, and the approximate percentages of the outstanding shares of each Fund that were beneficially owned on such date by SSRM, SSRIS and Metropolitan, their indirect parent. Metropolitan and its affiliates have indicated that with respect to their shares of the Acquired Fund they intend to vote for and against the proposal in the same relative proportion as do the other shareholders of the Acquired Fund who cast votes at the meeting. The Board of Directors of the Company and the Board of Trustees of the Trust do not know of any other person who beneficially owned 5% or more of the total outstanding shares of either Fund as of December 31, 1996.


                                      Outstanding Shares Owned      Outstanding Shares Owned       Outstanding Shares Owned
                                           by Metropolitan                    by SSRIS                       by SSRM
                                      ------------------------       -----------------------        -------------------------
                      Total Shares    Number       % of Total        Number       % of Total        Number      % of Total
   Name of Fund       Outstanding     of Shares    Outstanding       of Shares    Outstanding       of Shares   Outstanding
   ------------       -----------     ---------    -----------       ---------    -----------       ---------   -----------

   Acquired Fund      3,846,725      2,769,171         72.0%              --           --              --            --

   Acquiring Fund    55,472,778             --           --            12,242      less than 1%        --            --


           As of the same date, the Directors of the Company owned no shares of the Acquired Fund and the Trustees of the Trust owned less than 1% of the Acquiring Fund's outstanding Class A shares and owned none of the Acquiring Fund's outstanding Class B, Class C and Class D shares.

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

           Information about the investment objectives and policies of the Acquired Fund and the Acquiring Fund is summarized below. More complete information regarding the same is set forth in the Prospectus of the Acquiring Fund dated March 1, 1997 which is incorporated by reference herein and enclosed herewith, the prospectus of the Acquired Fund dated March 1, 1997 which is incorporated by reference herein, and in the Statement of Additional Information which has been filed with the Commission in connection with the Reorganization. Shareholders should consult such Prospectuses and the Statement of Additional Information for a more thorough comparison.

           Investment Objectives. The investment objective of the Acquired Fund is to achieve the highest possible total return, consisting of income and realized and unrealized capital gains, consistent with prudent investment risk and preservation of capital, by investing primarily in high quality debt securities of non-U.S. issuers. Non-U.S. issuers for these purposes are those issuers domiciled outside the United States. The performance of the Acquired Fund is measured in U.S. dollars. The type of securities in which the Acquired Fund primarily invests, that is, fixed income securities, may preclude it from achieving its objective of highest total return under certain market conditions. The Acquired Fund has no policy which limits the range of maturities of the debt obligations it purchases. The Acquired Fund seeks the highest total return, and thus, the Acquired Fund maintains the flexibility to invest in debt securities at all maturity levels.


           To achieve its objective, the Acquired Fund, under normal circumstances, invests at least 65% of its assets in high quality debt securities. Under normal circumstances, the Acquired Fund has at least three different countries (other than the U.S.) represented in its portfolio. High quality debt securities of non-U.S. issuers are those rated at least AA- or its equivalent by a nationally recognized securities rating organization (a "NRSRO"), or, if unrated, of comparable investment quality as determined by GFM. See the Statement of Additional Information for a description of certain of the debt ratings of Moody's Investor Services, Inc. ("Moody's") and Standard & Poor's ("S&P") Ratings Group. GFM does not purchase securities consisting of new long-term debt issues for the Acquired Fund where those offerings are less than $100 million or its equivalent. Should any of the Acquired Fund's securities become rerated below AA- or its equivalent by a NRSRO, GFM has the freedom to sell the securities or to retain the securities in the Acquired Fund's portfolio if, in GFM's view, such investment is considered appropriate under the circumstances.

           These investment objectives and policies are not fundamental and may be changed by the Board of Directors of the Company without shareholder approval.

           The Acquiring Fund's investment objective is to seek high current income. The Acquiring Fund seeks to attain its investment objective by following the investment policies described below.


           Under normal circumstances, the Acquiring Fund will invest at least 65% of the value of its total assets in U.S. Government securities. U.S. Government securities are securities which are issued or guaranteed by the U.S. Government, a U.S. Government agency or instrumentality, or certain mixed-ownership Government corporations as described herein. The U.S. Government securities in which the Acquiring Fund invests include, among others: (a) direct obligations of the U.S. Treasury, i.e., U.S. Treasury bills, notes, certificates and bonds; (b) obligations of U.S. Government agencies or instrumentalities such as the Federal Home Loan Banks, the Farmers Home Administration, the Federal Farm Credit Banks, the Federal National Mortgage Association, the Government National Mortgage Association and the Federal Home Loan Mortgage Corporation; and (c) obligations of mixed-ownership Government corporations such as Resolution Funding Corporation.

           U.S. Government securities which the Acquiring Fund may buy are backed in a variety of ways by the U.S. Government, its agencies or instrumentalities. Some of these obligations, such as Government National Mortgage Association mortgage-backed securities, are backed by the full faith and credit of the U.S. Treasury. Other obligations, such as those of the Federal National Mortgage Association, are backed by the discretionary authority of the U.S. Government to purchase certain obligations of agencies or instrumentalities. Obligations such as those of the Federal Home Loan Banks, the Federal Farm Credit Banks, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation are backed by the credit of the agency or instrumentality issuing the obligations. Certain obligations of Resolution Funding Corporation, a mixed-ownership Government corporation, are backed with respect to interest payments by the U.S. Treasury obligations held in a segregated account with a Federal Reserve Bank. The Acquiring Fund will only invest in obligations issued by mixed-ownership Government corporations where such securities are guaranteed as to payment of principal or interest by the U.S. Government or a U.S. Government agency or instrumentality, and any unguaranteed principal or interest is otherwise supported by U.S. Government obligations held in a segregated account.


           In addition, the Acquiring Fund may also invest in mortgage-related securities which represent interests in pools of mortgage loans and provide the Acquiring Fund with a flow-through of interest and principal payments as such payments are received with respect to the mortgages in the pool. Mortgage-related securities may be issued by private entities such as investment banking firms and insurance companies. An issuer may offer senior or subordinated securities backed by the same pool of mortgages. The senior securities have priority to the interest and/or principal payments on the mortgages in the pool; the subordinate securities have less priority to such payments on the mortgages in the pool. The mortgage-related securities in which the Acquiring Fund invests will be rated in the AAA major rating category by S&P or Aaa major rating category by Moody's or not rated but considered by SSRM to be of equivalent investment quality to comparably rated securities.

           It is anticipated that substantially all of the assets acquired by the Acquiring Fund in the Reorganization will be securities of non-U.S. issuers. The Acquiring Fund reserves the right to invest varying amounts of its total assets in securities of foreign issuers such as foreign corporate, government, or government agency securities consistent with its investment objective and policies. Under current policy, the Acquiring Fund limits such investments to a maximum of 20% of its total assets and as of October 31, 1996 approximately 3.7% of the Acquiring

    Fund's assets were invested in foreign securities. On a pro forma basis after giving effect to the Reorganization, at market values as of October 31, 1996, the Acquired Fund's assets would represent approximately 4.6% of the Acquiring Fund's total assets.

           The investment objective of the Acquiring Fund may be changed only with the approval of the Acquiring Fund's shareholders. The investment policies of the Acquiring Fund may be changed by the Board of Trustees of the Trust without shareholder approval.

           There are differences in the investment policies of the Acquired Fund and the Acquiring Fund. Under normal circumstances, the Acquired Fund invests at least 65% of its assets in high quality debt securities of non-U.S. issuers; non-U.S. issuers are those issuers domiciled outside the United States. On the other hand, the Acquiring Fund invests, under normal circumstances, at least 65% of its total assets in U.S. Government securities, although it may invest varying amounts in non-U.S. issuers as well. Both Funds, however, are subject to similar investment restrictions.

           Investment Restrictions. While the investment restrictions of the Acquired Fund are similar in certain respects to those of the Acquiring Fund, there are subtle differences. Set forth below is a summary of the similarities of and differences between the existing investment restrictions of the Acquired Fund and the investment restrictions of the Acquiring Fund. The summary is qualified in its entirety by reference to, and is made subject to, the complete text of the investment restrictions of each Fund, which are set forth in the current Prospectus and Statement of Additional Information of each Fund. Certain of the investment restrictions of each Fund are deemed fundamental, which means that they may not be changed without the approval of a majority of such Fund's outstanding voting securities (as defined in the 1940 Act). Investment restrictions which are not deemed fundamental may be changed by the Board of Directors of the Company with respect to the Acquired Fund and the Board of Trustees of the Trust with respect to the Acquiring Fund without shareholder approval.

Subject Matter
of Restriction                                 Acquiring Fund                                            Acquired Fund
-----------------------------------------------------------------------------------------------------------------------------------
Diversification              Fundamental restriction which prohibits the           Fundamental restriction which prohibits
                             Acquiring Fund from purchasing a security of any      the Acquired Fund from acquiring
                             one issuer (other than securities issued or           securities if such acquisition would
                             guaranteed as to principal or interest by the         thereupon cause more than 25% of the value
                             U.S. Government or its agencies or                    of the Acquired Fund's total assets to
                             instrumentalities or mixed-ownership Government       consist of (1) securities (other than
                             corporations) if such purchase would, with            securities issued or guaranteed by the
                             respect to 75% of the Acquiring Fund's total          U.S. Government, its agencies and
                             assets, cause more than 5% of the Acquiring           instrumentalities) which, together with
                             Fund's total assets to be invested in such issuer     other securities of the same issuer,
                             or cause more than 10% of the voting securities       constitute more than 5% of the value of
                             of such issuer to be held by the Acquiring Fund.      the Acquired Fund's total assets and (2)
                                                                                   voting securities of issuers more than 10%
                                                                                   of whose outstanding voting securities are
                                                                                   owned by the Acquired Fund.

Unseasoned Issuers           Nonfundamental restriction which prohibits the        Nonfundamental restriction which
                             Acquiring Fund from investing more than 5% of its     prohibits the Acquired Fund from purchasing
                             total assets in the securities of private             securities of any issuer with a record of less
                             companies  including predecessors with less than      than three years continuous operations,
                             three years of  continuous  operations  except        including predecessors, except obligations
                             (a) securities guaranteed or backed by an             issued or guaranteed by the U.S. Government or
                             affiliate of the issuer with three years of           by any foreign government or their agencies or
                             continuous operations, (b) securities issued or       instrumentalities, if such purchase would
                             guaranteed as to principal or interest by the         cause the investments of the Acquired Fund in all
                             U.S. Government, or its agencies or                   such issuers to exceed 5% of the total assets
                             instrumentalities, or a mixed-ownership               of the Acquired Fund taken at market value.
                             Government corporation, (c) securities of issuers
                             with debt securities rated at least "BBB" by S&P
                             or "Baa" by Moody's (or their equivalent by any
                             other NRSRO) or securities of issuers considered
                             by SSRM to be equivalent, (d) securities issued
                             by a holding company with at least 50% of its
                             assets invested in companies with three years of
                             continuous operation including predecessors, and
                             (e) securities which generate income which is
                             exempt from local, state or Federal taxes;
                             provided that the Acquiring Fund may invest up to
                             15% in such issuers so long as such investments
                             plus investments in restricted securities (other
                             than those which are eligible for resale under
                             Rule 144A, Regulation S or other exemptive
                             provisions) do not exceed 15% of the Acquiring
                             Fund's total assets.

                                       16

Subject Matter
of Restriction                                 Acquiring Fund                                            Acquired Fund
-----------------------------------------------------------------------------------------------------------------------------------

Senior Securities            Fundamental restriction which prohibits the           Fundamental restriction which prohibits
                             Acquiring Fund from issuing senior securities,        the Acquired Fund from issuing senior
                             except that the Acquiring Fund may borrow money       securities, except for the purposes of (a)
                             and engage  in reverse repurchase agreements in       obtaining such short-term credits as are
                             amounts up to 1/3 of the value of the Acquiring       necessary for the clearance of portfolio
                             Fund's net assets including the amounts borrowed      transactions, (b) temporarily borrowing up
                             (provided that reverse repurchase agreements are      to 5% of the value of the Acquired Fund's
                             restricted to 5% of the Acquiring Fund's total        total assets for extraordinary or
                             assets).                                              emergency purposes, such as permitting
                                                                                   redemption requests to be honored which
                                                                                   might otherwise require the sale of
                                                                                   securities at a time when it is not in the
                                                                                   Acquired Fund's best interests or (c)
                                                                                   purchasing securities on a "when-issued"
                                                                                   or "forward commitment" basis.  For these
                                                                                   purposes, writing covered call and put options
                                                                                   and entering into futures contracts and options
                                                                                   thereon to the extent permitted by the Acquired
                                                                                   Fund's investment policies are not deemed to
                                                                                   involve the issuance of senior securities.

Underwriting                 Fundamental restriction which prohibits the           Fundamental restriction which prohibits
                             Acquiring Fund from underwriting any issue of         the Acquired Fund from engaging in the
                             securities, except as the Acquiring Fund may be       underwriting of securities of other
                             deemed to be an underwriter under the Securities      issuers, except to the extent that in
                             Act of 1933 in connection with the sale of            selling portfolio securities, it may be
                             securities in accordance with its investment          deemed to be a "statutory" underwriter for
                             objective, policies and limitations.                  purposes of the Securities Act of 1933.

Real Estate                  Fundamental restriction which prohibits the           Fundamental restriction which prohibits
                             Acquiring Fund from purchasing or selling real        the Acquired Fund from purchasing or
                             estate, although it may invest in securities of       selling real estate or real estate
                             companies whose business involves the purchase or     interests, except that the Acquired Fund
                             sale of real estate or in securities which are        may invest up to 10% of its total assets
                             secured by real estate or interests in real           in: (i) readily marketable securities of
                             estate.                                               issuers which deal in real estate or
                                                                                   mortgages; and (ii) readily marketable
                                                                                   securities which are secured by real
                                                                                   estate or interests therein, and the
                                                                                   Acquired Fund reserves freedom of action
                                                                                   to hold and to sell real estate acquired
                                                                                   as a result of the Acquired Fund's
                                                                                   ownership of such securities.

                                       17

Subject Matter
of Restriction                                 Acquiring Fund                                            Acquired Fund
-----------------------------------------------------------------------------------------------------------------------------------
Commodities and Options      Fundamental restriction which prohibits the           Fundamental restriction which prohibits
                             Acquiring Fund from investing in physical             the Acquired Fund from investing in
                             commodities or physical commodity contracts or        commodities or commodity contracts, or
                             options in excess of 10% of the Acquiring Fund's      writing call options which are not covered
                             total assets, except that investments in              options or writing put options, except
                             essentially financial items or arrangements such      covered put options or put options to
                             as, but not limited to, swap arrangements,            close out option positions previously
                             hybrids, currencies, currency and other forward       entered into.  However, the Acquired Fund
                             contracts, futures contracts and options on           may purchase stock index, interest rate,
                             futures contracts on securities, securities           and currency futures contracts, may write
                             indices, interest rates and currencies shall not      covered stock index, interest rate and
                             be deemed investments in commodities or               currency futures contracts, may write
                             commodities contracts.                                covered put and call options on such
                                                                                   future contracts, may purchase put and
                                                                                   call options on such futures contracts,
                                                                                   and may enter into closing transactions
                                                                                   with respect to options on such futures
                                                                                   contracts.

Short Sales                 Fundamental restriction which prohibits the            Nonfundamental restriction which
                            Acquiring Fund from selling securities short.          prohibits the Acquired Fund from making
                                                                                   any short sale or participating on a
                                                                                   joint or joint and several basis in any
                                                                                   trading account in securities. The
                                                                                   latter policy, however, does not
                                                                                   prohibit combining certain orders for
                                                                                   portfolio securities.


                                       18

Margin Purchases            Fundamental restriction which prohibits the           Fundamental restriction which prohibits
                            Acquiring Fund from purchasing securities on          the Acquired Fund from purchasing
                            margin other than in connection with the purchase     securities on margin, provided, however,
                            of put options on financial futures contracts,        that this restriction shall not prohibit
                            but the Acquiring Fund may obtain such short-term     the Acquired Fund from (a) obtaining such
                            credits as are necessary for clearance of             short-term credits as are necessary for
                            transactions.                                         the clearance of portfolio transactions,
                                                                                  (b) temporarily borrowing up to 5% of the
                                                                                  value of the Acquired Fund's total assets
                                                                                  for extraordinary or emergency purposes,
                                                                                  such as for permitting redemption requests
                                                                                  to be honored which might otherwise
                                                                                  require the sale of securities at a time
                                                                                  when it is not in the Acquired Fund's best
                                                                                  interests or (c) purchasing securities on
                                                                                  a "when-issued" or "forward commitment"
                                                                                  basis.  Collateral arrangements entered
                                                                                  into by the Acquired Fund to make margin
                                                                                  deposits in connection with futures
                                                                                  contracts, including options on futures
                                                                                  contracts, are not for these purposes
                                                                                  deemed to be the purchase of a security on
                                                                                  margin.  The aggregate amount of
                                                                                  obligations identified in (a), (b) and (c)
                                                                                  above, when incurred, will not exceed
                                                                                  one-third of the amount by which the
                                                                                  Acquired Fund's total assets exceed its
                                                                                  total liabilities (excluding the
                                                                                  liabilities represented by such
                                                                                  obligations).  If at any time the Acquired
                                                                                  Fund's obligations of such type exceed the
                                                                                  foregoing limitation, such obligations
                                                                                  will be promptly reduced to the extent
                                                                                  necessary to comply with the limitation.

Lending                      Fundamental restriction which prohibits the          Fundamental restriction which prohibits
                             Acquiring Fund from lending money; however, the      the Acquired Fund from making loans;
                             Acquiring Fund may lend portfolio securities and     however, the Acquired Fund may (a) enter
                             purchase bonds, debentures, notes and similar        into repurchase agreements, (b) purchase
                             obligations (and enter into repurchase agreements    bonds, notes, debentures or other
                             with respect thereto).                               obligations of a character customarily
                                                                                  purchased by institutional or individual
                                                                                  investors (whether or not publicly
                                                                                  distributed) and (c) make loans of its
                                                                                  portfolio securities which do not
                                                                                  thereupon cause in excess of 20% of the
                                                                                  value of the Acquired Fund's total
                                                                                  assets to consist of loaned securities.

                                       19

Illiquid Securities          Nonfundamental restriction which prohibits the        Nonfundamental restriction which prohibits
and Restricted               Acquiring Fund from purchasing any security or        the Acquired Fund from investing in
Securities                   entering into a repurchase agreement if as a          repurchase agreements having a maturity of
                             result more than 15% of its net assets would be       more than seven days or any other illiquid
                             invested in securities that are illiquid              assets if, as a result, more than 10% of
                             (including repurchase agreements not entitling        the Acquired Fund's total assets would be
                             the holder to payment of principal and interest       invested in illiquid assets or more than
                             within seven days).  Nonfundamental restriction       5% of the Acquired Fund's total assets
                             which prohibits the Acquiring Fund from investing     would be invested in restricted
                             more than 15% of its net assets in restricted         securities.  For purposes of this
                             securities of all types (including not more than      limitation, privately placed securities
                             5% of its net assets in restricted securities         that are not registered under the
                             which are not eligible for resale pursuant to         Securities Act of 1933, but that can be
                             Rule 144A, Regulation S or other exemptive            offered and sold to qualified
                             provisions under the Securities Act of 1933).         institutional buyers under Rule 144A under
                                                                                   this Act are not considered restricted
                                                                                   securities.

Oil and Gas                  Fundamental restriction which prohibits the           Nonfundamental restriction which prohibits
                             Acquiring Fund from investing in oil, gas or          the Acquired Fund from investing in oil,
                             other mineral exploration or development              gas or other mineral exploration or
                             programs, provided that the Acquiring Fund may        development programs (although the
                             invest in securities issued by or which are           Acquired Fund may invest in issuers which
                             based, directly or indirectly, on the credit of       own or invest in such interests).
                             companies which invest in or sponsor such
                             programs.

Industry                     Fundamental restriction which prohibits the           No restriction.
Concentration                Acquiring Fund from making any investment which
                             would cause more than 25% of the value of the
                             Acquiring Fund's total assets to be invested in
                             securities of issuers principally engaged in any
                             one industry (for purposes of this restriction,
                             (a) utilities will be divided according to their
                             services so that, for example, gas, gas
                             transmission, electric and telephone companies
                             will each be deemed in a separate industry, (b)
                             oil and oil related companies will be divided by
                             type so that, for example, oil production
                             companies, oil service companies and refining and
                             marketing companies will each be deemed in a
                             separate industry, (c) finance companies will be
                             classified according to the industry of their
                             parent companies, and (d) securities issued or
                             guaranteed by the U.S. Government or its agencies
                             or instrumentalities (including repurchase
                             agreements collateralized by U.S. Government
                             securities) shall be excluded).

                                       20

Borrowing                    Fundamental restriction which prohibits the           Fundamental restriction which prohibits
                             Acquiring Fund from borrowing money (through          the Acquired Fund from borrowing money
                             reverse repurchase agreements or otherwise)           except for the purposes of (a) obtaining
                             except for emergency purposes or to facilitate        such short-term credits as are necessary
                             management of the portfolio by enabling the           for the clearance of portfolio
                             Acquiring Fund to meet redemption requests when       transactions, (b) temporarily borrowing up
                             the liquidation of portfolio accounts is              to 5% of the value of the Acquired Fund's
                             determined to be inconvenient or disadvantageous,     total assets for extraordinary or
                             provided that additional investments will be          emergency purposes, such as for permitting
                             suspended during any period when borrowing            redemption requests to be honored which
                             exceeds 5% of the Acquiring Fund's net assets,        might otherwise require the sale of
                             and provided further that reverse repurchase          securities at a time when it is not in the
                             agreements shall not exceed 5% of the Acquiring       Acquired Fund's best interests or (c)
                             Fund's total assets; (during the period in which      purchasing securities on a "when-issued"
                             any reverse repurchase agreements are                 or  "forward commitment" basis.  The
                             outstanding, the Acquiring Fund will restrict the     aggregate amount of obligations identified
                             purchase of portfolio instruments to money market     in (a), (b) and (c) above, when incurred,
                             instruments maturing on or before the expiration      will not exceed one-third of the amount by
                             date of the reverse repurchase agreements.  Such      which the Acquired Fund's total assets
                             purchases will be made only to the extent             exceed its total liabilities (excluding
                             necessary to assure completion of the reverse         the liabilities represented by such
                             repurchase agreement).                                obligations).  If at any time the Acquired
                                                                                   Fund's obligations of such type exceed the
                                                                                   foregoing limitation, such obligations
                                                                                   will be promptly reduced to the extent
                                                                                   necessary to comply with the limitation.

Issuers Held by              Nonfundamental restriction which prohibits the        Nonfundamental restriction which
Directors, Officers,         Acquiring Fund from purchasing or retaining any       prohibits the Acquired Fund from
or Affiliates                security of an issuer if, to the knowledge of the     purchasing or retaining securities of an
                             Trust, those of its officers and Trustees and         issuer any of whose officers, directors,
                             officers and directors of its investment advisers     trustees or security holders is an
                             who individually own more than 1/2 of 1% of the       officer, director or trustee of the
                             securities of such issuer, when combined, own         Acquired Fund or a member, officer,
                             more than 5% of the securities of such issuer         director or trustee of the investment
                             taken at market.                                      adviser of the Acquired Fund if one or
                                                                                   more of such individuals owns
                                                                                   beneficially more than 1/2 of 1% of the
                                                                                   outstanding shares or securities or both
                                                                                   (taken at market value) of such issuer
                                                                                   and such individuals owning more than
                                                                                   1/2 of 1% of such shares or securities
                                                                                   together own beneficially more than 5%
                                                                                   of such shares or securities or both.

                                       21

Pledging                     Fundamental restriction which prohibits the           No restriction.
                             Acquiring Fund from hypothecating, mortgaging or
                             pledging any of its assets except to secure
                             permitted borrowings and then not in excess of
                             10% of the Acquiring Fund's total assets, at the
                             time of the borrowing; (as a matter of
                             interpretation which is not part of the
                             fundamental policy, futures, options and forward
                             commitments, and related escrow or custodian
                             receipts or letters, margin or safekeeping
                             accounts, or similar arrangements used in the
                             industry in connection with the trading of such
                             investments, are not deemed to involve
                             hypothecation, mortgage or pledge of assets).

Control                      No restriction.                                       Fundamental restriction which prohibits
                                                                                   the Acquired Fund from acquiring
                                                                                   securities for the purpose of exercising
                                                                                   control over the management of any company.

Other Investment             Nonfundamental restriction which prohibits the        Nonfundamental restriction which
Companies                    Acquiring Fund from acquiring any security            prohibits the Acquired Fund from
                             issued by any other investment company (the           investing in securities of other
                             "acquired company") if immediately after such         investment companies if such purchase
                             acquisition the Acquiring Fund and all companies      would thereupon cause more than 10% of
                             controlled by the Acquiring Fund, if any, would       the value of the total assets in the
                             own in the aggregate (i) more than 3% of the          Acquired Fund to be invested in the
                             outstanding voting stock of the acquired              securities of investment companies or
                             company, (ii) securities issued by the acquired       more than 5% of such value to be
                             company having an aggregate value in excess of        invested in the securities of any one
                             5% of the Acquiring Fund's total assets or (iii)      investment company, or would cause the
                             securities issued by the acquired company and         Comapny to own more than 3% of the total
                             all other investment companies (other than            outstanding voting stock of any such
                             treasury stock of the Acquiring Fund) having an       company (or togtther with other
                             aggregate value in excess of 10% of the               investment companies having the same
                             Acquiring Fund's total assets, except to              investment adviser to own more than 10%
                             complete a merger, consolidation or other             of the total outstanding voting stock of
                             acquisition of assets. (In connection with this       any closed end investment company).
                             restriction, the Acquiring Fund has undertaken        Securities of investment companies may
                             with a state securities authority that, for so        also be acquired as part of a merger,
                             long as its shares are required to be registered      consolidation, acquisition of assets or
                             in such state and such investment restriction         reorganization.
                             remains in effect, the Acquiring Fund will not
                             acquire any security issued by another
                             investment company, except by purchase in the
                             open market involving only customary broker's
                             commissions, or except when the securities are
                             acquired as dividends or distributions or when
                             the purchase is part of a plan of merger,
                             consolidation, reorganization or acquisition.)

              COMPARATIVE INFORMATION ON DISTRIBUTION ARRANGEMENTS

         Class A shares of each Fund are subject to (a) an initial sales charge of up to 4.5% and (b) an annual service fee of 0.25% of the average daily net asset value of the Class A shares.

         Class B shares of each Fund are subject to (a) a contingent deferred sales charge (declining from 5% to 2%), which will be imposed on most redemptions made within five years of purchase and (b) annual distribution and service fees of 1% of the average daily net asset value of these shares. Class B shares automatically convert into Class A shares (which pay lower ongoing expenses) at the end of eight years after purchase. No contingent deferred sales charge applies after the fifth year following the purchase of Class B shares.

         Class C shares of each Fund are offered only to certain employee benefit plans and large institutions. No sales charge is imposed at the time of purchase or redemption of Class C shares. Class C shares do not pay any distribution or service fees.

         Class D shares of each Fund are subject to (a) a contingent deferred sales charge of 1% if redeemed within one year following purchase and (b) annual distribution and service fees of 1% of the average daily net asset value of such shares.

         Because the Reorganization will be effected at net asset value without the imposition of a sales charge, Acquiring Fund Shares acquired by shareholders of the Acquired Fund pursuant to the proposed Reorganization would not be subject to any initial sales charge or contingent deferred sales charge as a result of the Reorganization. However, holders of the Acquiring Fund Shares acquired as a result of the Reorganization would continue to be subject to a contingent deferred sales charge upon subsequent redemption to the same extent as if they had continued to hold their shares of the Acquired Fund.

         Each Fund has adopted a Plan of Distribution Pursuant to Rule 12b-1 (each, a "Distribution Plan") in accordance with the regulations promulgated under the 1940 Act. Under the provisions of the Distribution Plan, each Fund makes payments to SSRIS based on an annual percentage of the average daily value of the net assets of each class of shares as follows:

         Class of Shares
          of Each Fund           Service Fee         Distribution Fee

                A                   0.25%                  None
                B                   0.25%                  0.75%
                C                   None                   None
                D                   0.25%                  0.75%

         Some or all of the service fees are used to pay or reimburse securities dealers, financial institutions and others (collectively referred to herein as securities dealers or dealers) (including dealers that are affiliates of SSRIS) for personal services and/or the maintenance or servicing of shareholder accounts. In addition, SSRIS generally pays an initial commission to dealers for the sale of shares of each Fund with a portion of such commission representing payment for personal services and/or the maintenance of shareholder accounts by such dealers. Dealers who have sold Class A shares of each Fund are eligible for further reimbursement commencing as of the time of such sale. Dealers who have sold Class B and Class D shares of each Fund are eligible for further reimbursement after the first year during which such shares have been held of record by such dealer as nominee for its clients (or by such clients directly). Any service fees received by SSRIS and not allocated to dealers may be applied by SSRIS to reduce expenses incurred by it directly for personal services and the maintenance or servicing of shareholder accounts.

         The distribution fees are used primarily to offset initial and ongoing commissions paid to dealers for selling such shares. Any distribution fee received by SSRIS and not allocated to dealers may be applied by SSRIS in connection with sales or marketing efforts, including special promotional fees and cash and noncash incentives based upon sales by dealers. Commissions and other cash and noncash incentives and payments to dealers, to the extent payable out of the general profits, revenues or other sources of SSRIS (including the advisory fees paid by each Fund), have also been authorized pursuant to the respective Distribution Plan.

         Each Fund permits Class A shares of such Fund to be purchased without a sales charge by certain Trustees or Directors (as the case may be), officers, employees, their relatives and other persons directly or indirectly related to the Fund or affiliated entities. Class A shares of each Fund may also be sold at a reduced sales charge or without a sales charge pursuant to certain sponsored arrangements or managed fee-based programs.


                COMPARATIVE INFORMATION ON SHAREHOLDER SERVICES

         Each Fund offers the same shareholder services, including the Open Account System, reinvestment privileges, a systematic withdrawal plan, a dividend allocation plan, telephone purchases, telephone exchanges, telephone redemptions and access to the Investamatic Check Program, an automatic investment program. The number of shares received in connection with any reinvestment of dividends will be based upon the net asset value per share of the applicable class of shares of such Fund in effect on the record date.

         Each Fund currently has identical exchange privileges. Shareholders of the Acquired Fund may exchange their shares for shares of a corresponding class of shares, when available, of certain funds as determined by SSRIS, at any time on the basis of the relative net asset values of the respective shares to be exchanged, subject to compliance with applicable securities laws. Shareholders of any other such fund may similarly exchange their shares for shares of an available corresponding class of the Acquired Fund.

         Each Fund offers the same redemption features, including the acceptance of redemption requests by mail, telephone and wire, provided that applicable conditions are met. Any request to redeem shares of the Acquired Fund received and processed prior to the Reorganization will be treated as a redemption of shares of the Acquired Fund. Any request to redeem shares received or processed after the Reorganization will be treated as a request to redeem shares of the Acquiring Fund.

           Because each Fund currently offers the same shareholder services, after the closing of the proposed Reorganization the same services will continue to be available to the shareholders of the Acquired Fund only as shareholders of the Acquiring Fund.

                                   FISCAL YEAR

         The Acquiring Fund and the Acquired Fund operate on fiscal years ending October 31.


                                  PERFORMANCE

         The following is a discussion of the performance of the Acquiring Fund for the fiscal year ended October 31, 1996.

The Acquiring Fund outperformed Lipper Analytical Services, Inc.'s General U.S. Government Funds Category for the 12 months ended October 31, 1996. The Acquiring Fund's conservative positioning helped its performance when interest rates were on the rise during much of 1996.

The Acquiring Fund's management was very active with the portfolio. In late 1995, when interest rates were declining, the Fund emphasized Treasuries, at 41% of the portfolio. When interest rates rose in 1996, the Acquiring Fund's management reduced its position in Treasuries and increased its holdings in mortgage securities. As of April 30, 1996, the Acquiring Fund had 45% of the portfolio invested in mortgages.

As interest rates started to come down again later in 1996, the Acquiring Fund's management reduced mortgage holdings and moved back into Treasuries, which made up 33% of the portfolio as of October 31, 1996.

The non-dollar portions of the portfolio performed well and added value during this time, even though their position in the portfolio was and is relatively small.


The fluctuations in interest rates also caused movements in the Acquiring Fund's yield during the fiscal year. The yield was at its lowest at the end of November 1995 at 5.36%, and at its highest at the end of May 1996 at 6.25%.



             Comparison of Change in Value of A $10,000 Investment in
                       The Merrill Lynch Blended Index,
                The Merrill Lynch Government Master Index and the
                  State Street Research Government Income Fund

Class A Shares

         Average Annual Total Return
   1 Year      5 Years      Life of Fund
  +0.54%       +6.47%         +7.41%

                Government                  ML Government
                  Income      ML Blended       Master
                   Fund        Index           Index
 3/87               9550        10000         10000
10/87               9408         9935          9849
10/88              10328        11045         10807
10/89              11321        12316         12106
10/90              11948        13154         12825
10/91              13890        15171         14703
10/92              15259        16660         16223
10/93              17034        18553         18333
10/94              16424        17933         17539
10/95              18899        20669         20242
10/96              19896        21831         21263

Class B Shares

         Average Annual Total Return
   1 Year      5 Years      Life of Fund
  -0.43%       +6.56%         +7.62%

                 Government                ML Government
                   Income    ML Blended       Master
                    Fund       Index          Index
 3/87              10000        10000         10000
10/87               9852         9935          9849
10/88              10814        11045         10807
10/89              11855        12316         12106
10/90              12511        13154         12825
10/91              14544        15171         14703
10/92              15978        16660         16223
10/93              17770        18553         18333
10/94              16992        17933         17539
10/95              19397        20669         20242
10/96              20272        21831         21263


Class C Shares

         Average Annual Total Return
   1 Year      5 Years      Life of Fund
  +5.55%       +7.62%         +8.02%

                Government                 ML Government
                  Income     ML Blended       Master
                   Fund        Index          Index

 3/87              10000        10000         10000
10/87               9852         9935          9849
10/88              10814        11045         10807
10/89              11855        12316         12106
10/90              12511        13154         12825
10/91              14544        15171         14703
10/92              15978        16660         16223
10/93              17855        18553         18333
10/94              17244        17933         17539
10/95              19894        20669         20242
10/96              20997        21831         21263

Class D Shares

         Average Annual Total Return
   1 Year      5 Years      Life of Fund
  +3.52%       +6.88%         +7.63%

                Government                 ML Government
                  Income     ML Blended       Master
                   Fund        Index          Index
 3/87              10000        10000         10000
10/87               9852         9935          9849
10/88              10814        11045         10807
10/89              11855        12316         12106
10/90              12511        13154         12825
10/91              14544        15171         14703
10/92              15978        16660         16223
10/93              17770        18553         18333
10/94              16992        17933         17539
10/95              19411        20669         20242
10/96              20286        21831         21263

         The Merrill Lynch Government Master Index and the Merrill Lynch Blended Index are indicators of overall U.S. bond market performance. Those indices are unmanaged and do not take sales charges into consideration. Direct investment in those indices is not possible and performance results are for illustrative purposes only. Investments in the Acquiring Fund are not insured or guaranteed by the U.S. Government or any other entity. Performance figures for the Acquiring Fund prior to the adoption of class designations in June, 1993 assume the application of an initial sales charge of up to 4.5% of the offering price or a contingent deferred sales charge of up to 5% of the redemption proceeds, as the case may be. Performance figures for Class B shares and Class D shares, including any shares which subsequently were exchanged for such Class B and Class D shares, assume the application of distribution fees payable in accordance with a Plan of Distribution adopted pursuant to Rule 12b-1 under the 1940 Act in the amount of 0.25% per annum based on the average daily value of the net assets of such shares for any period prior to June 1, 1993, and 1% per annum based on the average daily value of the net assets of such shares for any period on or after June 1, 1993.

         All returns represent past performance, which is no guarantee of future results. The investment return and principal value of an investment made in the Acquiring Fund will fluctuate and shares, when redeemed, may be worth more or less than their original cost. All returns of the Acquiring Fund assume reinvestment of capital gain distributions and income dividends.


         Further information about each Fund's performance is contained in each Fund's annual and semiannual reports, which may be obtained without charge by writing to State Street Research Investment Services, Inc. at One Financial Center, Boston, Massachusetts 02111, or calling (800) 562-0032.


                 COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS

         The following is a summary of certain of the provisions of the Company's Restated Articles of Incorporation and By-laws and the Trust's First Amended and Restated Master Trust Agreement and By-laws. Shareholders should refer directly to the provisions of the Company's Restated Articles of Incorporation and By-laws and the Trust's Master Trust Agreement and By-laws for their full text.

         General. The Acquired Fund is a series of the Company, which was organized as a Maryland corporation on April 29, 1991 under the name MetLife Portfolios, Inc. and is registered with the Commission as an open-end diversified management company. On February 17, 1995, the Company filed an amendment to its Charter changing its name to State Street Research Portfolios, Inc. The Company and the Acquired Fund are governed by Restated Articles of Incorporation, dated February 17, 1995. The above-referenced Restated Articles of Incorporation may hereinafter be referred to as the "Restated Articles of Incorporation." As a Maryland corporation, the Company's operations are governed by its Restated Articles of Incorporation and applicable Federal and Maryland law.

         The Acquiring Fund is a series of the Trust, a business trust which was established in 1986 under the laws of the Commonwealth of Massachusetts under its former name MetLife-State Street Fixed Income Trust and is registered with the Commission as an open-end management company. The Trust and the Acquiring Fund are governed by a First Amended and Restated Master Trust Agreement dated June 1, 1993, as further amended thereafter. The above-referenced Master Trust Agreement may hereinafter be referred to as the "Master Trust Agreement." As a Massachusetts business trust, the Trust's operations are governed by its Master Trust Agreement and applicable Federal and Massachusetts laws.


         Shares of the Acquired Fund and the Acquiring Fund. Interests in the Acquired Fund are represented by shares of common stock, $.01 par value per share. The Company's Restated Articles of Incorporation have authorized 2 billion shares of common stock, 100 million shares of which are authorized to be issued as shares of the Acquired Fund. As of the date hereof, the Company has two operating series: State Street Research International Equity Fund and the Acquired Fund. Each share of any Company series represents an equal proportionate interest in the assets and liabilities, excluding differences in class expenses, belonging to that series. As such, each share is entitled to dividends and distributions out of the surplus or other lawfully available assets belonging to that series as declared by the Board of Directors.


         Beneficial interests of the Acquiring Fund are represented by transferable shares, par value $.001 per share. The Master Trust Agreement permits the Trustees to issue an unlimited number of shares and to divide such shares into an unlimited number of series. As of the date hereof, the Trust has four operating series: the Acquiring Fund; State Street Research Strategic
Portfolios: Conservative; State Street Research Strategic Portfolios: Moderate; and State Street Research Strategic Portfolios: Aggressive. Each share of any Trust series represents an equal proportionate interest in the assets and liabilities, excluding differences in class expenses, belonging to that series. As such, each share is entitled to dividends and distributions out of the income (after expenses) belonging to that series as declared by the Board of Trustees.

         Voting Requirements. The Company's Restated Articles of Incorporation may be amended at any time in the manner prescribed by Maryland law. On any matter which affects only the interests of a certain series or class of shares of the Company and with respect to which a separate series or class vote is required by the 1940 Act or Maryland law, only the holders of shares of that series or class, as the case may be, are entitled to vote.

         Generally, the provisions of the Master Trust Agreement of the Trust may be amended at any time, so long as such amendment does not adversely affect the rights of any shareholder with respect to which such amendment is or purports to be applicable and so long as such amendment is not in contravention of applicable law, by an instrument in writing signed by a majority of the then Trustees (or by an officer of such Trust pursuant to the vote of a majority of such Trustees). Generally, any amendment to the Trust's Master Trust Agreement that adversely affects the rights of shareholders of one or more series may be adopted by a majority of the then Trustees of the Trust when authorized by shareholders holding a majority of the shares entitled to vote.


         Voting Rights. Neither the Company nor the Acquired Fund holds an annual meeting of shareholders, and there normally is no meeting of shareholders for the purpose of electing Directors unless and until such time as less than a majority of the Directors holding office have been elected by shareholders. A meeting of shareholders of the Company, for any purpose, must be called upon the written request of shareholders holding at least 10% of the Company's outstanding shares. On each matter submitted to a vote of the shareholders of the Company, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Company's books. On any matter which affects only the interests of a certain series of shares of the Company, such as the Acquired Fund, or any class of such series and with respect to which a separate series or class vote is required by the 1940 Act or Maryland law, only the holders of shares of that series or class, as the case may be, are entitled to vote. Directors hold office until the next annual meeting of shareholders and until a successor is elected and qualified, and vacancies in the Board of Directors may be filed by the Board of Directors.

         The Master Trust Agreement provides that special meetings of shareholders for any purpose requiring action by shareholders under such Master Trust Agreement or the Trust's By-laws shall be called upon the written request of holders of at least 10% of the outstanding shares of the Trust or, as the context may require, a series thereof. The Master Trust Agreement provides in general that shareholders have the power to vote only on the following matters, each as more fully described in such Master Trust Agreements: (a) the election or removal of Trustees as provided in the Master Trust Agreement; (b) with respect to certain contracts, such as contracts for investment advisory or management services, to the extent required as provided in the Master Trust Agreement as a whole; (c) with respect to any termination of the Trust as provided in the Master Trust Agreement; (d) an amendment of the Master Trust Agreement as provided in the Master Trust Agreement; (e) to the same extent as the stockholders of a Massachusetts business corporation as to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust, any Sub-Trust thereof or its stockholders; and (f) with respect to such additional matters relating to the Trust as may be required by the 1940 Act, the Master Trust Agreement, the By-laws or any registration of the Trust with the Commission (or any successor agency) or any state, or as the Trustees may consider necessary or desirable. Certain of the foregoing matters will involve separate votes of one or more series of a Trust, while others will require a vote of the Trust's shareholders as a whole.


         Shareholder Liability. Under Maryland law, the Acquired Fund's shareholders have no personal liability for the Company's corporate acts and obligations. The Maryland General Corporation Law does not have any provision pertaining to shareholder responsibility for unpaid corporate liabilities in the event of dissolution.


         Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Master Trust Agreement disclaims shareholder liability for acts or obligations of the Trust. The Master Trust Agreement provides for indemnification, under certain circumstances, out of Trust property for all losses and expenses of any shareholder held personally liable by virtue of his status as such, and not because of such shareholder's acts or omissions or for some other reason, for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered by the Trust to be remote since it is limited to circumstances in which a disclaimer is inoperative and the Trust itself would be unable to meet its obligations.

         Shares of the Acquiring Fund issued to the shareholders of the Acquired Fund in the Reorganization will be fully paid and nonassessable when issued and transferable without restrictions and will have no preemptive or conversion rights.

         Liability of Directors, Trustees and Officers. The By-Laws of the Company provide that the Company will indemnify Directors of the Company against liabilities and expenses incurred in connection with litigation in which they may be involved because of their positions with the Company to the extent permitted by Maryland law. The Company only is required under the Bylaws to indemnify in advance expenses to any person other than a Director to the extent specifically approved by resolution adopted by the Board of Directors. Nothing in the Restated Articles of Incorporation or the By-laws of the Company, however, protects or indemnifies a Director or officer against any liability to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office, as determined by (a) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct, or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct, by (i) the vote of a majority of a quorum of Directors who are neither "interested persons" of the Company, as defined in the 1940 Act, nor parties to the proceeding, or (ii) an independent legal counsel in a written opinion. The Company may not advance legal expenses for the defense of a proceeding brought by the Company or its shareholders against a Director or officer unless, among other things, he or she furnishes an undertaking to repay the advance unless it is ultimately determined that he or she is entitled to indemnification.

         Under the Master Trust Agreement, Trustees and officers will be indemnified, under certain circumstances, for all liabilities, including the expenses of litigation, against them unless their conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of their duties, such determination to be based upon the outcome of a court action or administrative proceeding or a reasonable determination, following a review of the facts, by (a) a vote of a majority of a quorum of the Trustees who are neither "interested persons" of the Trust as defined in the 1940 Act nor parties to the proceeding or (b) an independent legal counsel in a written opinion. The Trust may also advance money for these expenses provided that the Trustee or officer undertakes to repay the Trust if his or her conduct is later determined to preclude indemnification and certain other conditions are met.

         It should be noted that it has been the view of the staff of the Commission that to the extent that any provisions such as those described above are inconsistent with the 1940 Act, including Section 17 thereof, the provisions of the 1940 Act preempt such inconsistent provisions.


         Appraisal Rights. Under Maryland General Corporation Law, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Acquired Fund by another entity. Shareholders of the Acquired Fund may, however, redeem their shares at net asset value prior to the date of the Reorganization.


         Neither the Master Trust Agreement of the Trust nor Massachusetts law grants the shareholders of the Acquiring Fund any rights in the nature of dissenters' rights of appraisal with respect to any action upon which such shareholders may be entitled to vote.


                                   MANAGEMENT

         Responsibility for the management and supervision of the Company and its funds, including the Acquired Fund, rests with the Company's Board of Directors. The investment manager for the Acquired Fund is SSRM. SSRM has entered into a Sub-Investment Management Agreement with the Company and GFM, whereby GFM has assumed the overall responsibility for managing the investments of the Acquired Fund, subject to the supervision of the Company's Board of Directors and SSRM. As of January 31, 1997, SSRM and GFM had $41.7 billion and $1.5 billion under management, respectively. The Acquired Fund is managed by Nicholas Sanjana. Mr. Sanjana has managed the Acquired Fund since its inception in January 1992. For the five years prior to joining GFM, he served as Associate Director at Chase Investment Management Group which he joined in 1989, before which he was Senior Portfolio Manager of Deutsche Bank Capital Management (UK) Ltd.

         Responsibility for the management and supervision of the Trust, including the Acquiring Fund, rests with the Trust's Board of Trustees. The investment manager for the Acquiring Fund is SSRM. SSRM is charged with the overall responsibility for managing the investments and business affairs of the Acquiring Fund, subject to the authority of the Board of Trustees. The Acquiring Fund is managed by John H. Kallis. Mr. Kallis has managed the Acquiring Fund since May 1987. Mr. Kallis' principal occupation currently is Senior Vice President of SSRM. During the past five years, he has also served as portfolio manager for SSRM.


                     ADDITIONAL INFORMATION ABOUT THE FUNDS

         Information about the Acquiring Fund is included in its current Prospectus dated March 1, 1997, a copy of which is included herewith and incorporated by reference herein. Additional information about the Acquiring Fund is included in the Fund's

Statement of Additional Information dated March 1, 1997. That Statement of Additional Information has been filed with the Commission and is incorporated by reference herein. Copies of that statement may be obtained without charge by writing to State Street Research Investment Services, Inc., One Financial Center, Boston, Massachusetts 02111, or by calling (800) 562-0032.


         Information about the Acquired Fund is included in its current Prospectus dated March 1, 1997, which is incorporated by reference herein. Additional information about the Acquired Fund is included in the Acquired Fund's Statement of Additional Information dated March 1, 1997. That Statement of Additional Information has been filed with the Commission and is incorporated by reference herein. Copies of that Statement may be obtained without charge by writing to State Street Research Investment Services, Inc., One Financial Center, Boston, Massachusetts 02111 or by calling (800) 562-0032.


         Each Fund is subject to the informational requirements of the Exchange Act and the 1940 Act, and in accordance therewith files proxy materials, reports and other information with the Commission. These reports can be inspected and copied at the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following regional offices: New York Regional Office, 75 Park Place, Room 1228, New York, NY 10007; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago IL 60661. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549 at prescribed rates.



                               VOTING INFORMATION

         Any shareholder who has given a proxy has the right to revoke it at any time prior to its exercise by attending the Meeting and voting his or her shares in person or by submitting a written notice of revocation or a later-dated proxy to the Company at the address of the Company set forth on the cover page of this Joint Proxy Statement/Prospectus prior to the date of the Meeting. Shareholders of record of the Acquired Fund at the close of business on March 6, 1997 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting of the Acquired Fund or to vote at any adjournments thereof. This Proxy Statement/ Prospectus, proxies and accompanying Notice of Meeting were first sent or given to shareholders of the Acquired Fund on or about March 14, 1997.



         As of the Record Date, there were approximately 246,883, 426,492, 2,939,775 and 151,235 issued and outstanding Class A, Class B, Class C and Class D shares, respectively, of the Acquired Fund. Each share of such Acquired Fund is entitled to one vote, with a proportionate vote for each fractional share.


         If the enclosed proxy is properly executed and returned in time to be voted at the Meeting, the shares represented thereby will be voted in accordance with the instructions on the proxy. Unless instructions to the contrary are marked thereon, the proxy will be voted for the proposal described herein and, in the discretion of the persons named herein as proxies, to take such further action as they may determine appropriate in connection with any other matter which may properly come before the Meeting or any adjournments thereof. The Company does not currently know of any matter to be considered at the Meeting other than the proposal to approve the Plan of Reorganization.

         The affirmative vote of the holders of a majority of the shares entitled to vote of the Acquired Fund outstanding at the close of business on the Record Date, voting together as a single class, is required to approve the Plan of Reorganization on behalf of the Acquired Fund and the Company. Approval of the Plan of Reorganization by the shareholders of the Acquired Fund is a condition of the consummation of the

Reorganization. If the Reorganization is not approved, the Directors of the Company will continue the management of the Acquired Fund and the Trustees of the Trust will continue the management of the Acquiring Fund, and may consider other alternatives in the best interests of the shareholders of the Acquired and Acquiring Funds, as the case may be.

         The holders of a majority of the shares entitled to vote of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy constitute a quorum for the Meeting; however, as noted above, the affirmative vote of a majority of the voting shares of the Acquired Fund, voting together as a single class (within the meaning of the 1940
Act) is required to approve the Reorganization. In the event a quorum is not present at the Meeting or in the event a quorum is present at the Meeting but sufficient votes to approve the Plan of Reorganization are not received, the persons named as proxies may propose one or more adjournments without further notice to shareholders of the Meeting to permit further solicitation of proxies provided such persons determine, after consideration of all relevant factors, including the nature of the proposal, the percentage of votes then cast, the percentage of negative votes then cast, the nature of the proposed solicitation activities and the nature of the reasons for such further solicitation, that an adjournment and additional solicitation is reasonable and in the interests of shareholders. For purposes of determining the presence of a quorum for transacting business at the Meeting and for determining whether sufficient votes have been received for approval of the proposal to be acted upon at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present at the Meeting, but which have not been voted. For this reason, abstentions and broker non-votes will assist the Acquired Fund in obtaining a quorum, but both have the practical effect of a "no" vote for purposes of obtaining the requisite vote for approval of the proposals to be acted upon at the Meeting.

         The Acquiring Fund and the Acquired Fund will evenly share the costs of preparing, printing and mailing the enclosed proxy, accompanying notice and Joint Proxy Statement/Prospectus and all other costs in connection with solicitation of proxies, including any additional solicitation by letter, telephone or telegraph. In addition to solicitation of proxies by mail, officers of the Company and officers and regular employees of SSRIS, affiliates of SSRIS, or other representatives of the Company may also solicit proxies by telephone or telegram or in person. The Company may also retain a proxy solicitation firm to assist in any special, personal solicitation of proxies. The cost of retaining such a firm is estimated to be less than $25,000.

         THE DIRECTORS OF THE COMPANY, INCLUDING THE INDEPENDENT DIRECTORS OF THE COMPANY, RECOMMEND APPROVAL OF THE PLAN OF REORGANIZATION.


                                    EXPERTS

         The financial statements of the Acquired Fund for the fiscal year ended October 31, 1996, included in the Acquired Fund's Statement of Additional Information dated March 1, 1997, have been incorporated herein by reference in reliance on the reports of Deloitte & Touche LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. The financial statements of the Acquiring Fund for the fiscal year ended October 31, 1996, included in the Acquiring Fund's Statement of Additional Information dated March 1, 1997, have been incorporated herein by reference in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. Certain legal matters with respect to the issuance of the shares of the Trust will be passed upon by Goodwin, Procter & Hoar LLP.

                                 OTHER MATTERS

         The Board of Directors does not intend to present any other business at the Meeting, nor are they aware that any shareholder intends to do so. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying proxy will vote thereon in accordance with their judgment.

         WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE FILL IN, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF IT IS MAILED IN THE UNITED STATES.



March 17, 1997
Date of Joint Proxy Statement/Prospectus

                                    EXHIBIT A


              AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION


         AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION dated as of
March 6, 1997 by and between State Street Research Portfolios, Inc., a
Maryland corporation (the "Company"), on behalf of the State Street Research International Fixed Income Fund, a series of the Company (the "Acquired Fund"), and State Street Research Financial Trust, a Massachusetts business trust (the "Trust"), on behalf of State Street Research Government Income Fund, a series of the Trust (the "Acquiring Fund").

                              W I T N E S S E T H:

         WHEREAS, each of the Company and the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");

         WHEREAS, this Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, such reorganization to consist of the transfer of all of the assets of the Acquired Fund in exchange solely for Class A, Class B, Class C and Class D shares of beneficial interest, $.001 par value per share, of the Acquiring Fund ("Acquiring Fund Shares") and the assumption by the Acquiring Fund of certain liabilities of the Acquired Fund and the distribution, after the Closing hereinafter referred to, of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement (collectively, the "Reorganization"); and

         WHEREAS, the Directors of the Company, including a majority of the Directors who are not interested persons, and the Trustees of the Trust, including a majority of the Trustees who are not interested persons, have determined that participating in the transactions contemplated by this Agreement is in the best interests of the Acquired Fund and the Acquiring Fund, respectively.

         NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

         1. Transfer of Assets. Subject to the terms and conditions set forth herein, at the closing provided for in Section 5 (the "Closing") the Company on behalf of the Acquired Fund shall transfer all of the assets of the Acquired Fund, and assign all Assumed Liabilities (as hereinafter defined) to the Acquiring Fund, and the Trust on behalf of the Acquiring Fund shall acquire all such assets, and shall assume all such Assumed Liabilities, upon delivery to the Company on behalf of the Acquired Fund of Acquiring Fund Shares having a net asset value equal to the value of the net assets of the Acquired Fund transferred (the "New Shares"). "Assumed Liabilities" shall mean those liabilities, including all expenses, costs, charges and reserves, reflected in an unaudited statement of assets and liabilities of the Acquired Fund as of the close of business on the Valuation Date (as hereinafter defined), determined in accordance with generally accepted accounting principles consistently applied from the prior audited period. The net asset value of the New Shares and the value of the net assets of the Acquired Fund to be transferred shall be determined as of the close of regular trading on the New York Stock Exchange on the business day next preceding the Closing (the "Valuation Date") using the valuation procedures set forth in the then current prospectus and statement of additional information of the Acquiring Fund. All Assumed Liabilities of the Acquired Fund, to the extent that they exist at or after the Closing, shall after the Closing attach to the Acquiring Fund and may be enforced against the Acquiring Fund to the same extent as if the same had been incurred by the Acquiring Fund.


         2. Liquidation of the Acquired Fund. At or as soon as practicable after the Closing, the Acquired Fund will be liquidated and the New Shares that have been delivered to the Company on behalf of the Acquired Fund will be distributed to the shareholders of the Acquired Fund, each shareholder to receive New Shares of the corresponding class equal to the pro rata portion of shares of common stock of the Acquired Fund held by such shareholder as of the close of business on the Valuation Date. Such liquidation and distribution will be accompanied by the establishment of an open account on the share records of the Acquiring Fund in the name of each shareholder of the Acquired Fund and representing the respective pro rata number of New Shares due such shareholder. As soon as practicable after the Closing, the Company shall take all steps necessary to effect a complete liquidation of the Acquired Fund. As of the Closing, each outstanding certificate which, prior to the Closing, represented shares of the Acquired Fund will be deemed for all purposes to evidence ownership of the number of Acquiring Fund Shares issuable with respect thereto pursuant to the Reorganization. After the Closing, certificates originally representing shares of Class A or Class C of the Acquired Fund will be rendered nonnegotiable; upon special request and surrender of such certificates to State Street Bank and Trust Company as transfer agent, holders of these nonnegotiable certificates shall be entitled to receive certificates representing the number of Acquiring Fund Shares issuable with respect thereto. All Class B and Class D shares of the Acquiring Fund are held of record in book entry form and no certificates for such shares will be issued.


         3. Representations and Warranties.

            (a) The Company, on behalf of the Acquired Fund, hereby represents and warrants to the Acquiring Fund as follows:

                  (i) the Company is duly organized, validly existing and in good standing under the laws of the State of Maryland and has full power and authority to conduct its business as presently conducted;

                  (ii) the Company has full power and authority to execute, deliver and carry out the terms of this Agreement on behalf of the Acquired Fund;

                  (iii) the execution and delivery of this Agreement on behalf of the Acquired Fund and the consummation of the transactions contemplated hereby are duly authorized and no other proceedings on the part of the Company or the shareholders of the Acquired Fund (other than as contemplated in Section 4(h)) are necessary to authorize this Agreement and the transactions contemplated hereby;

                  (iv) this Agreement has been duly executed by the Company on behalf of the Acquired Fund and constitutes its valid and binding obligation, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other rights affecting creditors' rights generally, and general equitable principles;

                  (v) neither the execution and delivery of this Agreement by the Company on behalf of the Acquired Fund, nor the consummation by the Company on behalf of the Acquired Fund of the transactions contemplated hereby will conflict with, result in a breach or violation of or constitute (or with notice, lapse of time or both) a breach of or default under, the Restated Articles of Incorporation or By-Laws of the Company, as each may be amended, or any statute, regulation, order, judgment or decree, or any instrument, contract or other agreement to which the Company is a party or by which the Company or any of its assets is subject or bound; and

                  (vi) no authorization, consent or approval of any governmental or other public body or authority or any other party is necessary for the execution and delivery of this Agreement by the Company on behalf of the Acquired Fund or the consummation of any transactions contemplated hereby by the Company, other than as shall be obtained at or prior to the Closing.

            (b) The Trust, on behalf of the Acquiring Fund, hereby represents and warrants to the Acquired Fund as follows:

                  (i) The Trust is duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has full power and authority to conduct its business as presently conducted;

                  (ii) The Trust has full power and authority to execute, deliver and carry out the terms of this Agreement on behalf of the Acquiring Fund;

                  (iii) the execution and delivery of this Agreement on behalf of the Acquiring Fund and the consummation of the transactions contemplated hereby are duly authorized and no other proceedings on the part of the Trust or the shareholders of the Acquiring Fund are necessary to authorize this Agreement and the transactions contemplated hereby;

                  (iv) this Agreement has been duly executed by the Trust on behalf of the Acquiring Fund and constitutes its valid and binding obligation, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other rights affecting creditors' rights generally, and general equitable principles;

                  (v) neither the execution and delivery of this Agreement by the Trust on behalf of the Acquiring Fund, nor the consummation by the Trust on behalf of the Acquiring Fund of the transaction contemplated hereby will conflict with, result in a breach or violation of or constitute (or with notice, lapse of time or both constitute) a breach of or default under, the First Amended and Restated Master Trust Agreement (the "Master Trust Agreement") or By-Laws of the Trust, as each may be amended, or any statute, regulation, order, judgment or decree, or any instrument, contract or other agreement to which the Trust is a party or by which the Trust or any of its assets is subject or bound; and

                  (vi) no authorization, consent or approval of any governmental or other public body or authority or any other party is necessary for the execution and delivery of this Agreement by the Trust on behalf of the Acquiring Fund or the consummation of any transactions contemplated hereby by the Trust, other than as shall be obtained at or prior to the Closing.

         4. Conditions Precedent. The obligations of the Company on behalf of the Acquired Fund and the Trust on behalf of the Acquiring Fund to effectuate the plan of reorganization and liquidation hereunder shall be subject to the satisfaction of the following conditions:

            (a) At or immediately prior to the Closing, the Company shall have declared and paid a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquired Fund all of such Fund's investment company taxable income for taxable years ending at or prior to the Closing (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending at or prior to the Closing (after reduction for any capital loss carry-forward);


            (b) A registration statement of the Trust on Form N-14 under the Securities Act of 1933, as amended (the "Securities Act"), registering the New Shares under the Securities Act, and such amendment or amendments thereto as are determined by the Board of Trustees of the Trust to be necessary and appropriate to effect such registration of the New Shares (the "Registration Statement"), shall have been filed with the Securities and Exchange Commission (the "Commission") and the Registration Statement shall have become effective, and no stop-order suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been initiated or threatened by the Commission (and not withdrawn or terminated);


            (c) The New Shares shall have been duly qualified for offering to the public in all states in which such qualification is required for consummation of the transactions contemplated hereunder;

            (d) All representations and warranties of the Company on behalf of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing, with the same force and effect as if then made, and the Trust on behalf of the Acquiring Fund shall have received a certificate of an officer of the Company acting on behalf of the Acquired Fund to that effect in form and substance reasonably satisfactory to the Trust on behalf of the Acquiring Fund;

            (e) All representations and warranties of the Trust on behalf of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing, with the same force and effect as if then made, and the Company on behalf of the Acquired Fund shall have received a certificate of an officer of the Trust acting on behalf of the Acquiring Fund to that effect in form and substance reasonably satisfactory to the Company on behalf of the Acquired Fund;

            (f) The Company on behalf of the Acquired Fund and the Trust on behalf of the Acquiring Fund shall have received an opinion from Goodwin, Procter & Hoar LLP regarding certain tax matters in connection with the Reorganization;

            (g) The Trust on behalf of the Acquiring Fund shall have certain agreed upon procedures performed by independent auditors, selected by the Trust, on the unaudited statement of assets and liabilities described in
Section 1 of this Agreement, and shall have received a report thereon in accordance with established accounting standards;


            (h) A vote approving this Agreement and the Reorganization contemplated hereby shall have been adopted by at least a majority of the outstanding Class A, Class B, Class C and Class D shares of common stock of the Acquired Fund, voting together as a single class, entitled to vote at the special meeting of shareholders of the Acquired Fund duly called for such purpose; and


            (i) The Company and the Trust shall have received from the Commission an order approving the application pursuant to Section 17(b) of the 1940 Act for an order exempting the Reorganization from Section 17(a) of the 1940 Act.


         5. Closing. The Closing shall be held at the offices of the Trust and shall occur (a) immediately prior to the opening of business on the first Monday following receipt of all necessary regulatory approvals and the final adjournment of the meeting of shareholders of the Acquired Fund at which this Agreement is considered or (b) such later time as the parties may agree. All acts taking place at the Closing shall be deemed to take place simultaneously unless otherwise provided. At, or as soon as may be practicable following the Closing, the Company shall distribute the New Shares to the Acquired Fund
Record Holders (as herein defined) by instructing the Acquiring Fund to register the appropriate number of New Shares in the names of the Acquired Fund's shareholders, and the Acquiring Fund agrees promptly to comply with said instruction. The shareholders of record of the Acquired Fund as of the close of business on the Valuation Date shall be certified by the Company's transfer agent (the "Acquired Fund Record Holders").


         6. Expenses. The expenses incurred in connection with the transactions contemplated by this Agreement, whether or not the transactions contemplated hereby are consummated, will be shared evenly by the Acquired Fund and the Acquiring Fund.


         7. Termination. This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of the Trust or by resolution of the Board of Directors of the Company, at any time prior to the Closing, if circumstances should develop that, in the opinion of the Board of Trustees or the Board of Directors, in the sole discretion of either, make proceeding with this Agreement inadvisable. In the event of any such termination, there shall be no liability for damages on the part of either the Company or the Trust, or their respective directors, trustees or officers, to the other party or its directors, trustees or officers.


         8. Amendments. This Agreement may be amended, waived or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Company acting on behalf of the Acquired Fund and by the authorized officers of the Trust acting on behalf of the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund shareholders called by the Company pursuant to Section 4(h) of this Agreement, no such amendment, waiver or supplement may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval.

         9. Governing Law. This Agreement shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts, except as to matters of conflicts of laws.

         10. Further Assurances. Each of the Company and the Trust shall take such further action, prior to, at, and after the Closing, as may be necessary or desirable and proper to consummate the transactions contemplated hereby.

         11. Limitations of Liability. The term "Trust" means and refers to the trustees from time to time serving under the Master Trust Agreement of the Trust, as the same may subsequently thereto have been, or subsequently hereto be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust, personally, but bind only the assets and property of the Acquiring Fund series of the Trust as provided in the Master Trust Agreement of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by an authorized officer of the Trust, acting as such, and neither such authorization nor such execution and delivery shall be deemed to have been made individually or to impose any personal liability, but shall bind only the trust property of the Trust as provided in its Master Trust Agreement. The Master Trust Agreement of the Trust provides, and it is expressly agreed, that each Sub-Trust of the Trust shall be charged with the liabilities in respect of that Sub-Trust and all expenses, costs, charges or reserves belonging to that Sub-Trust.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above by their duly authorized representatives.

                               STATE STREET RESEARCH
                               FINANCIAL TRUST, on behalf
                               of State Street Research
                               Government Income Fund

ATTEST:

/s/ Francis J. McNamara, III   By: /s/ Ralph F. Verni
    ------------------------       ------------------
    Francis J. McNamara, III       Ralph F. Verni
    Secretary                      Chairman of the Board,
                                   President and Chief
                                   Executive Officer

ATTEST:                        STATE STREET RESEARCH PORTFOLIOS, INC.,
                               on behalf of State Street Research
                               International Fixed Income Fund


/s/ Patricia S. Worthington    By: /s/ Christopher P. Nicholas
    -----------------------        ---------------------------
    Patricia S. Worthington        Christopher P. Nicholas
    Secretary                      Vice President and
                                   Assistant Secretary


320815.c2
10/23/96

                       STATEMENT OF ADDITIONAL INFORMATION

                          Acquisition of the Assets of

              STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND
                                   a series of
                     State Street Research Portfolios, Inc.
                               One Madison Avenue
                            New York, New York 10010
                                 (212) 578-7611

                        By and in Exchange for Shares of

                  STATE STREET RESEARCH GOVERNMENT INCOME FUND
                                   a series of
                      State Street Research Financial Trust
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (800) 562-0032


         This Statement of Additional Information, relating specifically to the proposed transfer of the assets and certain liabilities of State Street Research International Fixed Income Fund (the "International Fixed Income Fund"), a series of State Street Research Portfolios, Inc., to State Street Research Government Income Fund (the "Government Income Fund"), a series of State Street Research Financial Trust, in exchange for Class A, Class B, Class C and Class D shares of beneficial interest, $.01 par value per share, of the Government Income Fund, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

         (1) the Statement of Additional Information of the Government Income Fund dated March 1, 1997;

         (2) the Statement of Additional Information of the International Fixed Income Fund dated March 1, 1997;

         This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the Joint Proxy Statement/Prospectus of the Government Income Fund and the International Fixed Income Fund dated March 7, 1997. A copy of the Joint Proxy Statement/Prospectus may be obtained without charge by calling or writing the Government Income Fund or the International Fixed Income Fund at the addresses set forth above or by calling toll-free (800) 562-0032.

         The date of this Statement of Additional Information is March 7, 1997.

                 State Street Research Government Income Fund


                                 a Series of

                    State Street Research Financial Trust

                     STATEMENT OF ADDITIONAL INFORMATION

                                March 1, 1997

                              TABLE OF CONTENTS
                                                                            Page

ADDITIONAL INVESTMENT POLICIES AND RESTRICTIONS                               2

ADDITIONAL INFORMATION CONCERNING CERTAIN INVESTMENT TECHNIQUES               5

DEBT INSTRUMENTS AND PERMITTED CASH INVESTMENTS                              15

TRUSTEES AND OFFICERS                                                        18

INVESTMENT ADVISORY SERVICES                                                 22

PURCHASE AND REDEMPTION OF SHARES                                            23

NET ASSET VALUE                                                              25

PORTFOLIO TRANSACTIONS                                                       26

CERTAIN TAX MATTERS                                                          28

DISTRIBUTION OF SHARES OF THE FUND                                           31

CALCULATION OF PERFORMANCE DATA                                              35

CUSTODIAN                                                                    39

INDEPENDENT ACCOUNTANTS                                                      39

FINANCIAL STATEMENTS                                                         39


      The following Statement of Additional Information is not a Prospectus. It should be read in conjunction with the Prospectus of State Street Research Government Income Fund (the "Fund") dated March 1, 1997, which may be obtained without charge from the offices of State Street Research Financial Trust (the "Trust") or State Street Research Investment Services, Inc. (the "Distributor"), One Financial Center, Boston, Massachusetts 02111-2690.


CONTROL NUMBER: 1285F-960301 (398) SSR-LD                            GI-879D-397

               ADDITIONAL INVESTMENT POLICIES AND RESTRICTIONS

      As set forth under "The Fund's Investments" and "Limiting Investment Risk" in the Fund's Prospectus, the Fund has adopted certain investment restrictions.

      All of the Fund's fundamental investment restrictions are set forth below. These fundamental restrictions may not be changed by the Fund except by the affirmative vote of a majority of the outstanding voting securities of the Fund as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). (Under the 1940 Act, a "vote of the majority of the outstanding voting securities" means the vote, at the annual or a special meeting of security holders duly called, (i) of 67% or more of the voting securities present at the meeting if the holders of more than 50% of the outstanding voting securities are present or represented by proxy or (ii) of more than 50% of the outstanding voting securities, whichever is less.) Under these restrictions, it is the Fund's policy:

     (1) not to purchase a security of any one issuer (other than securities issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities or mixed-ownership Government corporations) if such purchase would, with respect to 75% of the Fund's total assets, cause more than 5% of the Fund's total assets to be invested in the securities of such issuer or cause more than 10% of the voting securities of such issuer to be held by the Fund;

     (2) not to issue senior securities, except that the Fund may borrow money and engage in reverse repurchase agreements in amounts up to one-third of the value of the Fund's net assets including the amounts borrowed (provided that reverse repurchase agreements shall be limited to 5% of the Fund's total assets);

     (3) not to underwrite any issue of securities, except as it may be deemed to be an underwriter under the Securities Act of 1933 in connection with the sale of securities in accordance with its investment objective, policies and limitations;

     (4) not to purchase or sell real estate, although it may invest in securities of companies whose business involves the purchase or sale of real estate or in securities which are secured by real estate or interests in real estate;

     (5) not to invest in physical commodities or physical commodity contracts or options in excess of 10% of the Fund's total assets, except that investments in essentially financial items or arrangements such as, but not limited to, swap arrangements, hybrids, currencies, currency and other forward contracts, futures contracts and options on futures contracts on securities, securities indices, interest rates and currencies shall not be deemed investments in commodities or commodities contracts;


     (6) not to lend money; however, the Fund may lend portfolio securities and purchase bonds, debentures, notes and similar obligations (and enter into repurchase agreements with respect thereto);

     (7)   not to sell securities short;

     (8) not to invest in oil, gas or other mineral exploration or development programs (provided that the Fund may invest in securities issued by or which are based, directly or indirectly, on the credit of companies which invest in or sponsor such programs);

     (9) not to make any investment which would cause more than 25% of the value of the Fund's total assets to be invested in securities of issuers principally engaged in any one industry (for purposes of this restriction, (a) utilities will be divided according to their services so that, for example, gas, gas transmission, electric and telephone companies will each be deemed in a separate industry, (b) oil and oil related companies will be divided by type so that, for example, oil production companies, oil service companies and refining and marketing companies will each be deemed in a separate industry,
           (c) finance companies will be classified according to the industry of their parent companies, and (d) securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities (including repurchase agreements collateralized by U.S. Government securities) shall be excluded);

     (10) not to borrow money (through reverse repurchase agreements or otherwise) except for emergency purposes or to facilitate management of the portfolio by enabling the Fund to meet redemption requests when the liquidation of portfolio accounts is determined to be inconvenient or disadvantageous, provided that additional investments will be suspended during any period when borrowings exceed 5% of the Fund's net assets, and provided further that reverse repurchase agreements shall not exceed 5% of the Fund's total assets; (during the period in which any reverse repurchase agreements are outstanding, the Fund will restrict the purchase of portfolio instruments to money market instruments maturing on or before the expiration date of the reverse repurchase agreements. Such purchases will be made only to the extent necessary to assure completion of the reverse repurchase agreement);

     (11) not to purchase securities on margin other than in connection with the purchase of put options on financial futures contracts, but the Fund may obtain such short-term credits as are necessary for clearance of transactions;

     (12) not to hypothecate, mortgage or pledge any of its assets except to secure permitted borrowings and then not in excess of 10% of such Fund's total assets, at the time of the borrowing; (as a matter of interpretation which is not part of the fundamental policy, futures, options and forward commitments, and related escrow or custodian receipts or letters, margin or safekeeping accounts, or similar arrangements used in the industry in connection with the trading of such investments, are not deemed to involve a hypothecation, mortgage or pledge of assets);

     The following investment restrictions may be changed by a vote of a majority of the Trustees. Under these restrictions, it is the Fund's policy:

     (1) not to purchase any security or enter into a repurchase agreement if as a result more than 15% of its net assets would be invested in securities that are illiquid (including repurchase agreements not entitling the holder to payment of principal and interest within seven days); and

     (2) not to invest more than 15% of its net assets in restricted securities of all types (including not more than 5% of its net assets in restricted securities which are not eligible for resale pursuant to Rule 144A, Regulation S or other exemptive provisions under the Securities Act of 1933);

     (3) not to invest more than 5% of its total assets in securities of private companies including predecessors with less than three years' continuous operations except (a) securities guaranteed or backed by an affiliate of the issuer with three years of continuous operations,
           (b) securities issued or guaranteed as to principal or interest by the U.S. Government, or its agencies or instrumentalities, or a mixed-ownership Government corporation, (c) securities of issuers with debt securities rated at least "BBB" by Standard & Poor's Corporation or "Baa" by Moody's Investor's Service, Inc. (or their equivalent by any other nationally recognized statistical rating organization) or securities of issuers considered by the Investment Manager to be equivalent, (d) securities issued by a holding company with at least 50% of its assets invested in companies with three years of continuous operations including predecessors, and (e) securities which generate income which is exempt from local, state or federal taxes; provided that the fund may invest up to 15% in such issuers so long as such investments plus investments in restricted securities (other than those which are eligible for resale under Rule

           144A, Regulation S or other exemptive provisions) do not exceed 15% of the Fund's total assets;

     (4) not to acquire any security issued by any other investment company (the "acquired company") if immediately after such acquisition the Fund and all companies controlled by the Fund, if any, would own in the aggregate (i) more than 3% of the outstanding voting stock of the acquired company, (ii) securities issued by the acquired company having an aggregate value in excess of 5% of the Fund's total assets or (iii) securities issued by the acquired company and all other investment companies (other than treasury stock of the Fund) having an aggregate value in excess of 10% of the Fund's total assets, except to complete a merger, consolidation or other acquisition of assets; and

     (5) not to purchase or retain any security of an issuer if, to the knowledge of the Trust, those of its officers and Trustees and officers and directors of its investment advisers who individually own more than 1/2 of 1% of the securities of such issuer, when combined, own more than 5% of the securities of such issuer taken at market.


                      ADDITIONAL INFORMATION CONCERNING
                        CERTAIN INVESTMENT TECHNIQUES

     Among other investments described below, the Fund may buy and sell options, futures contracts and options on futures contracts with respect to securities, securities indices, currencies, and may enter into closing transactions with respect to each of the foregoing under circumstances in which such instruments and techniques are expected by State Street Research & Management Company (the "Investment Manager') to aid in achieving the investment objectives of the Fund. The Fund on occasion may also purchase instruments with characteristics of both futures and securities (e.g., debt instruments with interest and principal payments determined by reference to the value of a commodity or a currency at a future time) and which, therefore, possess the risks of both future and securities investments.

Futures Contracts

     Futures contracts are publicly traded contracts to buy or sell underlying assets, such as certain securities, currencies, or an index of securities, at a future time at a specified price. A contract to buy establishes a "long" position while a contract to sell establishes a "short" position.

     The purchase of a futures contract on an equity security or an index of equity securities normally enables a buyer to participate in the market movement of the underlying asset or index after paying a transaction charge and posting margin in an amount equal to a small percentage of the value of the underlying asset or index. The Fund will initially be required to deposit with the Trust's custodian or the broker effecting the futures transactions an amount of "initial margin" in cash or U.S. Treasury obligations.

     Initial margin in futures transactions is different from margin in securities transactions in that the former does not involve the borrowing of funds by the customer to finance the transaction. Rather, the initial margin is like a performance bond or good faith deposit on the contract. Subsequent payments (called "maintenance margin") to and from the broker will be made on a daily basis as the price of the underlying asset fluctuates. This process is known as "marking to market." For example, when the Fund has taken a long position in a futures contract and the value of the underlying asset has risen, that position will have increased in value and the Fund will receive from the broker a maintenance margin payment equal to the increase in value of the underlying asset. conversely, when the Fund has taken a long position in a futures contract and the value of the underlying instrument has declined, the position would be less valuable, and the Fund would be required to make a maintenance margin payment to the broker.

     At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position which will terminate the Fund's position in the futures contract. A final determination of maintenance margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or a gain. While futures contracts with respect to securities do provide for the delivery and acceptance of such securities, such delivery and acceptance are seldom made.

     Futures contracts will be executed primarily (a) to establish a short position, and thus protect the Fund from experiencing the full impact of an expected decline in market value of portfolio holdings without requiring the sale of holdings, or (b) to establish a long position, and thus to participate in an expected rise in market value of securities which the Fund intends to purchase. In transactions establishing a long position in a futures contract, money market instruments equal to the face value of the futures contract will be identified by the Fund to the Trust's custodian for maintenance in a separate account to insure that the use of such futures contracts is unleveraged. Similarly, a representative portfolio of securities having a value equal to the aggregate face value of the futures contract will be identified with respect to each short position. The Fund will employ any other appropriate method of cover which is consistent with applicable regulatory and exchange requirements.

Options on Securities

     The Fund may use options on equity securities to implement its investment strategy. A call option on a security, for example, gives the purchaser of the option the right to buy, and the writer the obligation to sell, the underlying asset at the exercise price during the option period. Conversely, a put option on a security gives the purchaser the right to sell, and the writer the obligation to buy, the underlying asset at the exercise price during the option period.

     Purchased options have defined risk, i.e., the premium paid for the option, no matter how adversely the price of the underlying asset moves, while affording an opportunity for gain corresponding to the increase or decrease in the value of the optioned asset.

     Written options have varying degrees of risk. An uncovered written call option theoretically carries unlimited risk, as the market price of the underlying asset could rise far above the exercise price before its expiration. The risk is tempered when the call option is covered, i.e., when the option writer owns the underlying asset. In this case, the writer runs the risk of the lost opportunity to participate in the appreciation in value of the asset rather than the risk of an out-of-pocket loss. A written put option has defined risk, i.e., the difference between the agreed-upon price that the Fund must pay to the buyer upon exercise of the put and the value, which could be zero, of the asset at the time of exercise.

     The obligation of the writer of an option continues until the writer effects a closing purchase transaction or until the option expires. To secure his obligation to deliver the underlying asset in the case of a call option, or to pay for the underlying asset in the case of a put option, a covered writer is required to deposit in escrow the underlying security or other assets in accordance with the rules of the applicable clearing corporation and exchanges.

Options on Securities Indices

     The Fund may engage in transactions in call and put options on securities indices. For example, the Fund may purchase put options on indices of securities in anticipation of or during a market decline to attempt to offset the decrease in market value of its equity securities that might otherwise result.

     Put options on indices of securities are similar to put options on the securities themselves except that the delivery requirements are different. Instead of giving the right to make delivery of a security at a specified price, a put option on an index of securities gives the holder the right to receive an amount of cash upon exercise of the option if the value of the underlying index has fallen below the exercise price. The amount of cash received will be equal to the difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multiple. As with options on equity securities or futures contracts, the Fund may offset its position index options prior to expiration by entering into a closing transaction on an exchange or it may let the option expire unexercised.

     A securities index assigns relative values to the securities included in the index and the index options are based on a broad market index. Although there are at present few available options on indices of fixed income securities, other than tax-exempt securities, or futures and related options based on such indices such instruments may become available in the future. In connection with the use of such options the Fund may cover its position by identifying a representative portfolio of securities having a value equal to the aggregate face value of the option position taken. However, the Fund may employ any appropriate method to cover its positions that is consistent with applicable regulatory and exchange requirements.

Options on Futures Contracts

     An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option.

Options Strategy

     A basic option strategy for protecting the Fund against a decline in securities prices could involve (a) the purchase of a put -- thus "locking in" the selling price of the underlying securities or securities indices -- or (b) the writing of a call on securities or securities indices held by the Fund -- thereby generating income (the premium paid by the buyer) by giving the holder of such call the option to buy the underlying asset at a fixed price. The premium will offset, in whole or in part, a decline in portfolio value; however, if prices of the relevant securities or securities indices rose instead of falling, the call might be exercised thereby resulting in a potential loss of appreciation in the underlying securities or securities indices.

     A basic option strategy when a rise in securities prices is anticipated is the purchase of a call -- thus, "locking in" the purchase price of the underlying security or other asset. In transactions involving the purchase of call options by the Fund, money market instruments equal to the aggregate exercise price of the options will be identified by the Fund to the Trust's custodian to insure that the use of such investments is unleveraged.

     The Fund may write options in connection with buy-and-write transactions; that is, the Fund may purchase a security and concurrently write a call option against that security. If the call option is exercised in such a transaction, the Fund' maximum gain will be the premium received by it for writing the option, adjusted upward or downward by the difference between the Fund's purchase price of the security and the exercise price of the option. If the option is not exercised and the price of the underlying security declines, the amount of such decline will be offset in part, or entirely, by the premium received.

     The writing of covered put options is similar in terms of risk/return characteristics to buy-and-write transactions. If the market price of the underlying security rises or otherwise is above the exercise price, the put option will expire worthless and the Fund's gain will be limited to the premium received. If the market price of the underlying security declines or otherwise is below the exercise price, the Fund's return will be the premium received from writing the put option minus the amount by which the market price of the security is below the exercise price.

Limitations and Risks of Options and Futures Activity

     The Fund will engage in transactions in futures contracts or options only as a hedge against changes resulting from market conditions which produce changes in the values of its securities or the securities which it intends to purchase (e.g., to replace portfolio securities which will mature in the near future) and, subject to the limitations described below, to enhance return. The Fund will not purchase any futures contract or purchase any call option if, immediately thereafter, more than one third of the Fund's net assets would be represented by long futures contracts or call options. The Fund will not write a covered call or put option if, immediately thereafter, the aggregate value of the assets (securities in the case of written calls and cash or cash equivalents in the case of written puts) underlying all such options, determined as of the dates such options were written, would exceed 25% of the Fund's net assets. In addition, the Fund may not establish a position in a commodity futures contract or purchase or sell a commodity option contract for other than bona fide hedging purposes if immediately thereafter the sum of the amount of initial margin deposits and premiums required to establish such positions for such nonhedging purposes would exceed 5% of the market value of the Fund's net assets.

     Although effective hedging can generally capture the bulk of a desired risk adjustment, no hedge is completely effective. The Fund's ability to hedge effectively through transactions in futures and options depends on the degree to which price movements in its holdings correlate with price movements of the futures and options.

     Some positions in futures and options may be closed out only on an exchange which provides a secondary market therefor. There can be no assurance that a liquid secondary market will exist for any particular futures contract or option at any specific time. Thus, it may not be possible to close such an option or futures position prior to maturity. The inability to close options and futures positions also could have an adverse impact on the Fund's ability to effectively hedge their securities and might, in some cases, require the Fund to deposit cash to meet applicable market requirements. The Fund will enter into an option or futures position only if it appears to be a liquid investment.

U.S. Government Securities

     In addition to direct obligations of the U.S. Treasury (such as U.S. Treasury bills, notes, certificates and bonds), the types of U.S. Government securities in which the Fund may invest generally include obligations issued or guaranteed by U.S. Government agencies or instrumentalities or mixed ownership Government corporations, whose securities are backed by:

     - the full faith and credit of the U.S. Treasury (such as instruments of the Government National Mortgage Association);

     - the discretionary authority of the U.S. Government to purchase certain obligations of agencies or instrumentalities (such as instruments of the Federal National Mortgage Association);

     - the credit of the agency or instrumentality issuing the obligations (such as instruments of a Federal Home Loan Bank, Federal Farm Credit Banks, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation); or

     - a guarantee of principal or interest by the U.S. Government or a U.S. Government agency or instrumentality and, with respect to any unguaranteed principal or interest, U.S. Government obligations held in a segregated account.

Mortgage-Related Securities

     Mortgage-related securities generally represent an ownership interest in a pool of residential mortgage loans. The majority of these loans are made to purchasers of 1-4 family homes. The terms and characteristics of the mortgage instruments are generally uniform within a pool, but may vary among pools.

When-Issued Securities

     The Fund may purchase "when-issued" securities, which are traded on a price or yield basis prior to actual issuance. Such purchases will be made only to achieve the Fund's investment objective and not for leverage. The when-issued trading period generally lasts from a few days to months, or over a year or more; during this period dividends or interest on the securities are not payable. A frequent form of when-issued trading occurs in the U.S.

Treasury market when dealers begin to trade a new issue of bonds or notes shortly after a Treasury financing is announced, but prior to the actual sale of the securities. Similarly, securities to be created by a merger of companies may also be traded prior to the actual consummation of the merger. Such transactions may involve a risk of loss if the value of the securities falls below the price committed to prior to actual issuance. The Trust's custodian will establish a segregated account for the Fund when it purchases securities on a when-issued basis consisting of cash or liquid securities equal to the amount of the when-issued commitments. Securities transactions involving delayed deliveries or forward commitments are frequently characterized as when-issued transactions and are similarly treated by the Fund.

Repurchase Agreements

     The Fund may enter into repurchase agreements. Repurchase agreements occur when the Fund acquires a security and the seller, which may be either (i) a primary dealer in U.S. Government securities or (ii) an FDIC-insured bank having gross assets in excess of $500 million, simultaneously commits to repurchase it at an agreed-upon price on an agreed-upon date within a specified number of days (usually not more than seven) from the date of purchase. The repurchase price reflects the purchase price plus an agreed-upon market rate of interest which is unrelated to the coupon rate or maturity of the acquired security. Repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. Repurchase agreements will be limited to 30% of the Fund's total assets, except that repurchase agreements extending for more than seven days and other illiquid securities will be limited to 15% of the Fund's net assets.

Reverse Repurchase Agreements

     The Fund may enter into reverse repurchase agreements. In a reverse repurchase agreement the Fund transfers possession of a portfolio instrument to another person, such as a financial institution, broker or dealer, in return for a percentage of the instrument's market value in cash, and agrees that on a stipulated date in the future the Fund will repurchase the portfolio instrument by remitting the original consideration plus interest at an agreed-upon rate. The ability to use reverse repurchase agreements may enable, but does not ensure the ability of, the Fund to avoid selling portfolio instruments at a time when a sale may be deemed to be disadvantageous.

     When effecting reverse repurchase agreements, assets of the Fund in a dollar amount sufficient to make payment of the obligations to be purchased are segregated on the Fund's records at the trade date and maintained until the transaction is settled.

Foreign Investments

     The Fund reserves the right to invest varying amounts in securities of non-U.S. issuers. To the extent the Fund invests in securities of issuers in less developed countries or emerging foreign markets, it will be subject to a variety of additional risks, including risks associated with political instability, economies based on relatively few industries, lesser market liquidity, high rates of inflation, significant price volatility of portfolio holdings and high levels of external debt in the relevant country.

     Although the Fund may invest in securities denominated in foreign currencies, the Fund values its securities and other assets in U.S. dollars. As a result, the net asset value of the Fund's shares may fluctuate with U.S. dollar exchange rates as well as with price changes of the Fund's securities in the various local markets and currencies. Thus, an increase in the value of the U.S. dollar compared to the currencies in which the Fund makes its investments could reduce the effect of increases and magnify the effect of decreases in the prices of the Fund's securities in their local markets. Conversely, a decrease in the value of the U.S. dollar will have the opposite effect of magnifying the effect of increases and reducing the effect of decreases in the prices of the Fund's securities in the local markets.

Currency Transactions

     The Fund may engage in currency exchange transactions in order to protect against the effect of uncertain future exchange rates on securities denominated in foreign currencies. The Fund will conduct its currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market, or by entering into forward contracts to purchase or sell currencies. The Fund's dealings in forward currency exchange contracts will be limited to hedging involving either specific transactions or aggregate portfolio positions. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are not commodities and are entered into in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. Although spot and forward contracts will be used primarily to protect the Fund from adverse currency movements, they also involve the risk that anticipated currency movements will not be accurately predicted, which may result in losses to the Fund. This method of protecting the value of the Fund's portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange that can be achieved at some future point in time. Although such contracts tend to minimize the risk of loss due to a decline in the value of hedged currency, they tend to limit any potential gain that might result should the value of such currency increase.

Rule 144A Securities

     Subject to the restrictions on illiquid and restricted securities noted above, the Fund may buy or sell restricted securities in accordance with Rule 144A under the Securities Act of 1933 ("Rule 144A Securities"). Securities may be resold pursuant to Rule 144A under certain circumstances only to be qualified institutional buyers as defined in the rule, and the markets and trading practices for such securities are relatively new and still developing; depending on the development of such markets, such Rule 144A Securities may be deemed to be liquid as determined by or in accordance with methods adopted by the Trustees. Under such methods the following factors are considered, among others: the frequency of trades and quotes for the security, the number of dealers and potential purchasers in the market, marketmaking activity, and the nature of the security and marketplace trades. Investments in Rule 144A Securities could have the effect of increasing the level of the Fund's illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing such securities. Also, the Fund may be adversely impacted by the possible illiquidity and subjective valuation of such securities in the absence of a market for them.

Swap Arrangements

     The Fund may enter into various forms of swap arrangements with counterparties with respect to interest rates, currency rates or indices, including purchase of caps, floors and collars as described below. In an interest rate swap, the Fund could agree for a specified period to pay a bank or investment banker the floating rate of interest on a so-called notional principal amount (i.e., an assumed figure selected by the parties for this purpose) in exchange for agreement by the bank or investment banker to pay the Fund a fixed rate of interest on the notional principal amount. In a currency swap, the Fund would agree with the other party to exchange cash flows based on the relative differences in values of a notional amount of two (or more) currencies; in an index swap, the Fund would agree to exchange cash flows on a notional amount based on changes in the values of the selected indices. Purchase of a cap entitles the purchaser to receive payments from the seller on a notional amount to the extent that the selected index exceeds an agreed upon interest rate or amount whereas purchase of a floor entitles the purchaser to receive such payments to the extent the selected index falls below an agreed-upon interest rate or amount. A collar combines a cap and a floor.

     Most swaps entered into by the Fund will be on a net basis; for example, in an interest rate swap, amounts generated by application of the fixed rate and the floating rate to the notional principal amount would first offset one another, with the Fund either receiving or paying the difference between such amounts. In order to be in a position to meet any obligations resulting from swaps, the Fund will set up a segregated custodial account to hold appropriate liquid assets, including cash; for swaps entered into on a net basis, assets will be segregated having a daily net asset value equal to any excess of the Fund's accrued obligations over the accrued obligations of the other party, while for swaps on other than a net basis assets will be segregated having a value equal to the total amount of the Fund's obligations.

     These arrangements will be made primarily for hedging purposes, to preserve the return on an investment or on a part of the Fund's portfolio. However, the Fund may enter into such arrangements for income purposes to the extent permitted by the CFTC for entities which are not commodity pool operators, such as the Fund. In entering a swap arrangement, the Fund is dependent upon the creditworthiness and good faith of the counterparty. The Fund attempts to reduce the risks of nonperformance by the counterparty by dealing only with established, reputable institutions. The swap market is still relatively new and emerging; positions in swap arrangements may become illiquid to the extent that nonstandard arrangements with one counterparty are not readily transferable to another counterparty or if a market for the transfer of swap positions does not develop. The use of interest rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Manager is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not used. Moreover, even if the Investment Manager is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the asset or liability being hedged.

Industry Classifications

    In determining how much of the Fund's portfolio is invested in a given industry, the following industry classifications are currently used. Securities issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities or mixed-ownership Government corporations or sponsored enterprises (including repurchase agreements involving U.S. Government securities to the extent excludable under relevant regulatory interpretations) are excluded. Securities issued by foreign governments are also excluded. Companies engaged in the business of financing will be classified according to the industries of their parent companies or industries that otherwise most affect such financing companies. Issuers of asset-backed pools will be classified as separate industries based on the nature of the underlying assets, such as mortgages, credit card receivables, etc. "Asset-backed -- Mortgages" includes private pools of nongovernment backed mortgages.

Aerospace                     Electronic Components      Oil Service
Airline                       Electronic Equipment       Paper Products
Asset-backed -- Mortgages     Entertainment              Personal Care
Asset-backed -- Credit Card   Financial Service          Photography
  Receivables                 Food & Beverage            Plastics
Automotive                    Forest Products            Printing & Publishing
Automotive Parts              Gaming & Lodging           Railroad
Bank                          Gas                        Real Estate & Building
Building                      Gas Transmission           Recreation
Business Service              Grocery                    Retail Trade
Cable                         Healthcare & Hospital      Savings & Loan
Capital Goods & Equipment       Management               Shipping & Transportation
Chemical                      Hospital Supply            Technology & Communications
Computer Software & Service   Hotel & Restaurant         Telephone
Conglomerate                  Insurance                  Textile & Apparel
Consumer Goods & Services     Machinery                  Tobacco
Container                     Media                      Truckers
Cosmetics                     Metal & Mining             Trust Certificates--
Diversified                   Office Equipment             Government Related Lending
Drug                          Oil Production
Electric                      Oil Refining & Marketing
Electric Equipment

               DEBT INSTRUMENTS AND PERMITTED CASH INVESTMENTS

      As indicated in the Fund's Prospectus, the Fund may invest in long-term and short-term debt securities. The Fund may invest in cash and short-term securities for temporary defensive purposes when, in the opinion of Investment Manager, such a position is more likely to provide protection against unfavorable market conditions than adherence to other investment policies. Certain debt securities and money market instruments in which the Fund may invest are described below.

      U.S. Government Securities. U.S. Government securities consist of various types of marketable securities issued by the U.S. Treasury, i.e., bills, notes and bonds. Such securities are direct obligations of the U.S. Government and differ mainly in the lengths of their maturities. Treasury bills, the most frequently issued marketable government security, have a maturity of up to one year and are issued on a discount basis. U.S. Government securities also include securities issued under the U.S. Department of Treasury's STRIPS program, which is described in the Fund's Prospectus. Government agency securities are also U.S. Government securities. Government agency securities consist of fixed income securities issued or guaranteed by agencies and instrumentalities of the U.S. Government, including the various types of instruments currently outstanding or which may be offered in the future. See prior discussion of U.S. Government Securities.

      Custodial Receipts. Custodial receipts evidencing the ownership of future interest payments, principal payments or both on U.S. Treasury notes or bonds may be purchased in the form of "Treasury Receipts" ("TRs"), "Treasury Investment Growth Receipts" ("TIGRs") and "Certificates of Accrual on Treasury Securities" ("CATS") and in connection with similar programs as described in the Fund's Prospectus.

      Bank Money Investments. Bank money investments include but are not limited to certificates of deposit, bankers' acceptances and time deposits. Certificates of deposit are generally short-term (i.e., less than one year), interest-bearing negotiable certificates issued by commercial banks or savings and loan associations against funds deposited in the issuing institution. A banker's acceptance is a time draft drawn on a commercial bank by a borrower, usually in connection with an international commercial transaction (to finance the import, export, transfer or storage of goods). A banker's acceptance may be obtained from a domestic or foreign bank including a U.S. branch or agency of a foreign bank. The borrower is liable for payment as well as the bank, which unconditionally guarantees to pay the draft at its face amount on the maturity date. Most acceptances have maturities of six months or less and are traded in secondary markets prior to maturity. Time deposits are nonnegotiable deposits for a fixed period of time at a stated interest rate. The Fund will not invest in any such bank money investment unless the investment is issued by a U.S. bank that is a member of the Federal Deposit Insurance Corporation ("FDIC"), including any foreign branch thereof, a U.S. branch or agency of a foreign bank, a foreign branch of a foreign bank or a savings bank or savings and loan association that is a member of the FDIC and which at the date of investment has capital, surplus and undivided profits (as of the date of its most recently published financial statements) in excess of $50 million. The Fund will not invest in time deposits maturing in more than seven days and will not invest more than 10% of its total assets in time deposits maturing in two to seven days.

      U.S. branches and agencies of foreign banks are offices of foreign banks and are not separately incorporated entities. They are chartered and regulated either federally or under state law. U.S. federal branches or agencies of foreign banks are chartered and regulated by the Comptroller of the Currency, while state branches and agencies are chartered and regulated by authorities of the respective states or the District of Columbia. U.S. branches of foreign banks may accept deposits and thus are eligible for FDIC insurance; however, not all such branches elect FDIC insurance. Unlike U.S. branches of foreign banks, U.S. agencies of foreign banks may not accept deposits and thus are not eligible for FDIC insurance. Both branches and agencies can maintain credit balances, which are funds received by the office incidental to or arising out of the exercise of their banking powers and can exercise other commercial functions, such as lending activities.

      Short-Term Corporate Debt Instruments. Short-term corporate debt instruments include commercial paper to finance short-term credit needs (i.e., short-term, unsecured promissory notes) issued by corporations including but not limited to (a) domestic or foreign bank holding companies or (b) their subsidiaries or affiliates where the debt instrument is guaranteed by the bank holding company or an affiliated bank or where the bank holding company or the affiliated bank is unconditionally liable for the debt instrument. Commercial paper is usually sold on a discounted basis and has a maturity at the time of issuance not exceeding nine months.

      Commercial Paper Ratings. Commercial paper investments at the time of purchase will be rated A by Standard & Poor's Corporation ("S&P") or Prime by Moody's Investors Service, Inc. ("Moody's"), or, if not rated, issued by companies having an outstanding long-term unsecured debt issue rated at least A by S&P or by Moody's. The money market investments in corporate bonds and debentures (which must have maturities at the date of settlement of one year or less) must be rated at the time of purchase at least A by S&P or by Moody's.

      Commercial paper rated A (highest quality) by S&P is issued by entities which have liquidity ratios which are adequate to meet cash requirements. Long-term senior debt is rated A or better, although in some cases BBB credits may be allowed. The issuer has access to at least two additional channels of borrowing. Basic earnings and cash flow have an upward trend with allowance made for unusual circumstances. Typically, the issuer's industry is well established and the issuer has a strong position within the industry. The reliability and quality of management are unquestioned. The relative strength or weakness of the above factors determines whether the issuer's commercial paper is rated A-1, A-2 or A-3. (Those A-1 issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign: A-1+.)

      The rating Prime is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: evaluation of the management of the issuer; economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; evaluation of the issuer's products in relation to competition and customer acceptance; liquidity; amount and quality of long-term debt; trend of earnings over a period of 10 years; financial management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. These factors are all considered in determining whether the commercial paper is rated Prime-1, Prime-2 or Prime-3.

                            TRUSTEES AND OFFICERS

      The Trustees and principal officers of the Trust, their addresses, and their principal occupations and positions with certain affiliates of Investment Manager are set forth below.

      *+Peter C. Bennett, One Financial Center, Boston, MA 02111, serves as Vice President of the Trust. He is 58. His principal occupation is Executive Vice President and Director of State Street Research & Management Company. During the past five years he has also served as Senior Vice President and as Vice President of State Street Research & Management Company. Mr. Bennett's other principal business affiliation is Director, State Street Research Investment Services, Inc.

      +Steve A. Garban, The Pennsylvania State University, 208 Old Main, University Park, PA 16802, serves as Trustee of the Trust. He is 59. He is retired and was formerly Senior Vice President Finance and Operations and Treasurer Emeritus of The Pennsylvania State University.

      +Malcolm T. Hopkins, 14 Brookside Road, Biltmore Forest, Asheville, NC 28803, serves as Trustee of the Trust. He is 68. He is engaged principally in private investments. Previously, he was Vice Chairman of the Board and Chief Financial Officer of St. Regis Corp.

      *+John H. Kallis, One Financial Center, Boston, MA 02111, serves as Vice President of the Trust. He is 56. His principal occupation is Senior Vice President of State Street Research & Management Company. During the past five years he has also served as portfolio manager for State Street Research & Management Company.

      +Edward M. Lamont, Box 1234, Moores Hill Road, Syosset, NY 11791, serves as Trustee of the Trust. He is 70. He is engaged principally in private investments and civic affairs, and is an author of business history. Previously, he was with Morgan Guaranty Trust Company of New York.

      +Robert A. Lawrence, Saltonstall & Co., 50 Congress Street, Boston, MA 02109 serves as Trustee of the Trust. He is 70. His principal occupation during the past five years has been Partner, Saltonstall & Co., a private investment firm.

      *+Gerard P. Maus, One Financial Center, Boston, MA 02111, serves as Treasurer of the Trust. He is 45. His principal occupation is Executive Vice President, Treasurer, Chief Financial Officer and Director of State Street Research & Management Company. During the past five years he has also served as Executive Vice President and Chief Financial Officer of New England Investment Companies and as Senior Vice President and Vice President of New England Mutual Life Insurance Company. Mr. Maus's other principal business affiliations include Executive Vice President, Treasurer, Chief Financial Officer and Director of State Street Research Investment Services, Inc.

      *+Francis J. McNamara, III, One Financial Center, Boston, MA 02111, serves as Secretary and General Counsel of the Trust. He is 41. His principal occupation is Executive Vice President, General Counsel and Secretary of State Street Research & Management Company. During the past five years he has also served as Senior Vice President of State Street Research & Management Company and as Senior Vice President, General Counsel and Assistant Secretary of The Boston Company, Inc., Boston Safe Deposit and Trust Company and The Boston Company Advisors, Inc. Mr. McNamara's other principal business affiliations include Senior Vice President, Clerk and General Counsel of State Street Research Investment Services, Inc.

      +Dean O. Morton, 3200 Hillview Avenue, Palo Alto, CA 94304, serves as Trustee of the Trust. He is 64. He is retired, having served during the past five years, until October 1992, as Executive Vice President, Chief Operating Officer and Director of Hewlett-Packard Company.

------------------------

      * or +, See footnotes on page 20.

      +Thomas L. Phillips, 141 Spring Street, Lexington, MA 02173, serves as Trustee of the Trust. He is 72. He is retired and was formerly Chairman of the Board and Chief Executive Officer of Raytheon Company, of which he remains a Director.

      +Toby Rosenblatt, 3409 Pacific Avenue, San Francisco, CA 94118, serves as Trustee of the Trust. He is 58. His principal occupations during the past five years have been President of The Glen Ellen Company, a private investment company, and Vice President of Founders Investments Ltd.

      +Michael S. Scott Morton, Massachusetts Institute of Technology,
77 Massachusetts Avenue, Cambridge, MA 02139, serves as Trustee of the Trust. He is 59. His principal occupation during the past five years has been Jay W. Forrester Professor of Management at Sloan School of Management, Massachusetts Institute of Technology.

      *+Thomas A. Shively, One Financial Center, Boston, MA 02111, serves as Vice President of the Trust. He is 42. His principal occupation is Executive Vice President and Director of State Street Research & Management Company. During the past five years he has also served as Senior Vice President of State Street Research & Management Company. Mr. Shively's other principal business affiliations include Director of State Street Research Investment Services, Inc.

      *+Ralph F. Verni, One Financial Center, Boston, MA 02111, serves as Chairman of the Board, President, Chief Executive Officer and Trustee of the Trust. He is 54. His principal occupation is Chairman of the Board, President, Chief Executive Officer and Director of State Street Research & Management Company. During the past five years he also served as President and Chief Executive Officer of New England Investment Companies and as Chief Investment Officer of New England Mutual Life Insurance Company. Mr. Verni's other principal business affiliations include Chairman of the Board and Director of State Street Research Investment Services, Inc., and, until February 1996, prior positions as President and Chief Executive Officer.

      +Jeptha H. Wade, 251 Old Billerica Road, Bedford, MA 01730, serves as Trustee of the Trust. He is 72. He is retired and was formerly Of Counsel for the law firm Choate, Hall & Stewart. He was a partner of that firm from 1960 to 1987.

------------------------
      * or +, See footnotes on page 20.

     As of January 31, 1997, the Trustees and principal officers of the Trust as a group owned less than 1% of the Fund's outstanding Class A shares and owned none of the Fund's outstanding Class B, Class C and Class D shares.

     As of January 31, 1997, the following persons or entities were the record and/or beneficial owners of the approximate amounts of each class of shares of the Fund as set forth beside their names:

                Shareholder                                      %
                -----------                                     ---

Class A     Merrill Lynch                                       39.2
Class B     Merrill Lynch                                       14.4
Class C     State Street Bank                                   30.7
            Chase Manhattan Bank, N.A.                          10.8
            Amalgamated Bank                                    48.7
Class D     Merrill Lynch                                       62.1


     The full name and address of each of the above persons or entities are as follows:

Merrill Lynch, Pierce, Fenner & Smith, Inc. (a)
One Liberty Plaza, 165 Broadway, New York, NY  10080

State Street Bank and Trust Company (a) (b)
225 Franklin Street, Boston, MA  02111

Amalgamated Bank of New York (a) (c)
P.O. Box 370, Cooper Station, New York, NY  10003

Chase Manhattan Bank, N.A. (a)(d)
770 Broadway
New York, NY 10003

(a) The Fund believes that each above-named record holder does not have beneficial ownership of such shares.

------------------------
* These Trustees and/or officers are or may be deemed to be "interested persons" of the Trust under the Investment Company Act of 1940 because of their affiliations with the Fund's investment adviser.

+ Serves as a Trustee and/or officer of one or more of the following investment companies, each of which has an advisory or distribution relationship with the Investment Manager or its affiliates: State Street Research Equity Trust, State Street Research Financial Trust, State Street Research Income Trust, State Street Research Money Market Trust, State Street Research Tax-Exempt Trust, State Street Research Capital Trust, State Street Research Exchange Trust, State Street Research Growth Trust, State Street Research Master Investment Trust, State Street Research Securities Trust, State Street Research Portfolios, Inc. and Metropolitan Series Fund, Inc.

(b) State Street Bank and Trust Company holds such shares as custodian for individual retirement accounts.

(c) Amalgamated Bank holds such shares as custodian for various retirement accounts.

(d) Chase Manhattan Bank, N.A. holds such shares as trustee under certain employee benefit plans serviced by Metropolitan Life Insurance Company ("Metropolitan").

     Ownership of 25% or more of a voting security is deemed "control" as defined in the 1940 Act. So long as 25% of a class of shares is so owned, such owners will be presumed to be in control of such class of shares for purposes of voting on certain matters submitted to a vote of shareholders, such as any Distribution Plan for a given class.

     The Trustees have been compensated as follows:

--------------------------------------------------------------------------------
       (1)                            (2)               (3)
     Name of                        Aggregate          Total
     Trustee                      Compensation      Compensation
                                 From Trust (a)    From Trust and
                                                    Complex Paid
                                                   to Trustees(b)
--------------------------------------------------------------------------------
Steve A. Garban                      $     0(c)      $ 22,000
Malcolm T. Hopkins                   $     0(c)      $ 22,000
Edward M. Lamont                     $ 9,700         $ 59,375
Robert A. Lawrence                   $ 9,700         $ 92,125
Dean O. Morton                       $10,900         $ 96,125
Thomas L. Phillips                   $ 9,700         $ 59,375
Toby Rosenblatt                      $ 9,700         $ 59,375
Michael S. Scott Morton              $12,500         $100,325
Ralph F. Verni                       $     0         $      0
Jeptha H. Wade                       $10,900         $ 63,375

(a) For the fiscal year ended October 31, 1996. Includes compensation from multiple series of the Trust. See "Distribution of Shares" for a listing of series.

(b) Includes compensation on behalf of 31 funds representing all series of investment companies for which the Investment Manager serves as primary investment adviser, series of Metropolitan Series Fund, Inc., for which the Investment Manager serves as sub-investment adviser, and series of State Street Research Portfolios, Inc., for which State Street Research Investment Services, Inc. serves as distributor. "Total Compensation from Trust and Complex Paid to Trustees" is for the 12 months ended December 31, 1996. The Trust does not provide any pension or retirement benefits for the Trustees.

(c)  Did not serve as a Trustee during the fiscal year ended October 31, 1996.

                         INVESTMENT ADVISORY SERVICES

     State Street Research & Management Company, the Investment Manager, a Delaware corporation, with offices at One Financial Center, Boston, Massachusetts 02111-2690, acts as investment adviser to the Fund. The Advisory Agreement provides that the Investment Manager shall furnish the Fund with an investment program, office facilities and such investment advisory, research and administrative services as may be required from time to time. The Investment Manager compensates all executive and clerical personnel and Trustees of the Trust if such persons are employees of the Investment Manager or its affiliates. The Investment Manager is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan").

     The advisory fee payable monthly by the Fund to the Investment Manager is computed as a percentage of the average of the value of the net assets of the Fund as determined at the close of the New York Stock Exchange (the "NYSE") on each day the NYSE is open for trading, at the annual rate of 0.65% of the net assets of the Fund. For the fiscal years ended October 31, 1996, 1995 and 1994, the Trust paid the Investment Manager investment advisory fees of $4,723,842, $4,651,813, and $5,266,797, respectively.

     The Advisory Agreement provides that it shall continue in effect with respect to the Fund from year to year as long as it is approved at least annually both (i) by a vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940) or by the Trustees of the Trust, and (ii) in either event by a vote of a majority of the Trustees who are not parties to the Advisory Agreement or "interested persons" of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated on 60 days' written notice. The Advisory Agreement terminates automatically in the event of its assignment, as defined under the 1940 Act and regulations thereunder. Such regulations provide that a transaction which does not result in a change of actual control or management of an adviser is not deemed to be an assignment.

     Under a Funds Administration Agreement between the Investment Manager and the Distributor, the Distributor provides assistance to the Investment Manager in performing certain fund administration services for the Trust, such as assistance in determining the daily net asset value of shares of series of the Trust and in preparing various reports required by regulations.

     Under a Shareholders' Administrative Services Agreement between the Trust and the Distributor, the Distributor provides shareholders' administrative services, such as responding to inquiries and instructions from investors respecting the purchase and redemption of shares of the Fund, and is entitled to reimbursements of its costs for providing such services. Under certain arrangements for Metropolitan to provide subadministration services, Metropolitan may receive a fee for the maintenance of certain share ownership records for participants in sponsored arrangements, employee benefit plans, and similar programs or plans, through or under which Fund shares may be purchased.

     Under the Code of Ethics of the Investment Manager, its employees in Boston, where investment management operations are conducted, are only permitted to engage in personal securities transactions in accordance with certain conditions relating to an employee's position, the identity of the security, the timing of the transaction, and similar factors. Such employees must report their personal securities transactions quarterly and supply broker confirmations of such transactions to the Investment Manager.

                      PURCHASE AND REDEMPTION OF SHARES

     Shares of the Fund are distributed by the Distributor. The Fund offers four classes of shares which may be purchased at the next determined net asset value per share plus, in the case of all classes except Class C shares, a sales charge which, at the election of the investor, may be imposed (i) at the time of purchase (the Class A shares) or (ii) on a deferred basis (the Class B and Class D shares). General information on how to buy shares of the Fund, as well as sales charges involved, is set forth under "Purchase of Shares" in the Prospectus. The following supplements that information.

     Public Offering Price - The public offering price for each class of shares of the Fund is based on their net asset value determined as of the close of regular trading of the NYSE on the day the purchase order is received by State Street Research Shareholder Services provided that the order is received prior to the close of the NYSE on that day; otherwise the net asset value used is that determined as of the close of the NYSE on the next day it is open for unrestricted trading. When a purchase order is placed through a dealer, that dealer is responsible for transmitting the order promptly to State Street Research Shareholder Services in order to permit the investor to obtain the current price. Any loss suffered by an investor which results from a dealer's failure to transmit an order promptly is a matter for settlement between the investor and the dealer.

     Reduced Sales Charges - For purposes of determining whether a purchase of Class A shares qualifies for reduced sales charges, the term "person" includes:
(i) an individual, or an individual combining with his or her spouse and their children and purchasing for his, her or their own account; (ii) a "company" as defined in Section 2(a)(8) of the 1940 Act; (iii) a trustee or other fiduciary purchasing for a single trust estate or single fiduciary account (including a pension, profit sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code); (iv) a tax-exempt organization under Section 501(c)(3) or (13) of the Internal Revenue Code; and (v) an employee benefit plan of a single employer or of affiliated employers.

     Investors may purchase Class A shares of the Fund at reduced sales charges by executing a Letter of Intent to purchase no less than an aggregate of $100,000 of the Fund or any combination of Class A shares of "Eligible Funds" as designated by the Distributor within a 13-month period. The sales charge applicable to each purchase made pursuant to a Letter of Intent will be that which would apply if the total dollar amount set forth in the Letter of Intent were being bought in a single transaction. Purchases made within a 90-day period prior to the execution of a Letter of Intent may be included therein; in such case the date of the earliest of such purchases marks the commencement of the 13-month period.

     An investor may include toward completion of a Letter of Intent the value (at the current public offering price) of all of his or her Class A shares of the Fund and of any of the other Class A shares of Eligible Funds held of record as of the date of his or her Letter of Intent, plus the value (at the current offering price) as of such date of all of such shares held by any "person" described herein as eligible to join with the investor in a single purchase. Class B, Class C and Class D shares may also be included in the combination under certain circumstances.

     A Letter of Intent does not bind the investor to purchase the specified amount. Shares equivalent to 5% of the specified amount will, however, be taken from the initial purchase (or, if necessary, subsequent purchases) and held in escrow in the investor's account as collateral against the higher sales charge which would apply if the total purchase is not completed within the allotted time. The escrowed shares will be released when the Letter of Intent is completed or, if it is not completed, when the balance of the higher sales charge is, upon notice, remitted by the investor. All dividends and capital gains distributions with respect to the escrowed shares will be credited to the investor's account.

     Investors may purchase Class A shares of the Fund or a combination of Eligible Funds at reduced sales charges pursuant to a Right of Accumulation. The applicable sales charge under the right is determined on the amount arrived at by combining the dollar amount of the purchase with the value (at the current public offering price) of all Class A shares of the other Eligible Funds owned as of the purchase date by the investor plus the value (at the current public offering price) of all such shares owned as of such date by any "person" described herein as eligible to join with the investor in a single purchase. Class B, Class C and Class D shares may also be included in the combination under certain circumstances. Investors must submit to the Distributor sufficient information to show that they qualify for this Right of Accumulation.

     Class C Shares - Class C shares are currently available to certain employee benefit plans such as qualified retirement plans which meet criteria relating to number of participants (currently a minimum of 100 eligible employees), service arrangements, or similar factors; insurance companies; investment companies; endowment funds of nonprofit organizations with substantial minimum assets (currently a minimum of $10,000,000); and other similar institutional investors.

     Reorganizations - In the event of mergers or reorganizations with other public or private collective investment entities, including investment companies as defined 1940 Act, as amended, the Fund may issue its shares at net asset value (or more) to such entities or to their security holders.

     Redemptions - The Fund reserves the right to pay redemptions in kind with portfolio securities in lieu of cash. In accordance with its election pursuant to Rule 18f-1 under the 1940 Act, the Fund may limit the amount of redemption proceeds paid in cash. Although it has no present intention to do so, the Fund may, under unusual circumstances, limit redemptions in cash with respect to each shareholder during any ninety-day period to the lesser of (i) $250,000 or (ii) 1% of the net asset value of the Fund at the beginning of such period. In connection with any redemptions paid in kind with portfolio securities, brokerage and other costs may be incurred by the redeeming shareholder in the sale of the securities received.


                               NET ASSET VALUE

     The net asset value of the shares of the Fund is determined once daily as of the close of the NYSE, ordinarily 4 P.M. New York City time, Monday through Friday, on each day during which the NYSE is open for unrestricted trading. The NYSE is currently closed on New Year's Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

     The net asset value per share of the Fund is computed by dividing the sum of the value of the securities held by the Fund plus any cash or other assets minus all liabilities by the total number of outstanding shares of the Fund at such time. Any expenses, except for extraordinary or nonrecurring expenses, borne by the Fund, including the investment management fee payable to the Investment Manager, are accrued daily.

     In determining the values of portfolio assets, the Trustees may utilize one or more pricing services to value certain securities for which market quotations are not readily available on a daily basis. Most debt securities are valued on the basis of data provided by such pricing services. Since the Fund is comprised substantially of debt securities under normal circumstances, most of the Fund's assets are therefore valued on the basis of such data from the pricing services. The pricing services may provide prices determined as of times prior to the close of the NYSE.

     In general, securities are valued as follows. Securities which are listed or traded on the New York or American Stock Exchange are valued at the price of the last quoted sale on the respective exchange for that day. Securities which are listed or traded on a national securities exchange or exchanges, but not on the New York or American Stock Exchange, are valued at the price of the last quoted sale on the exchange for that day prior to the close of the NYSE. Securities not listed on any national securities exchange which are traded "over the counter" and for which quotations are available on the National Association of Securities Dealers' NASDAQ System, or other system, are valued at the closing price supplied through such system for that day at the close of the NYSE. Other securities are, in general, valued at the mean of the bid and asked quotations last quoted prior to the close of the NYSE if there are market quotations readily available, or in the absence of such market quotations, then at the fair value thereof as determined by or under authority of the Trustees of the Trust with the use of such pricing services as may be deemed appropriate or methodologies approved by the Trustees.

     Short-term debt instruments issued with a maturity of one year or less which have a remaining maturity of 60 days or less are valued using the amortized cost method, provided that during any period in which more than 25% of the Fund's total assets is invested in short-term debt securities the current market value of such securities will be used in calculating net asset value per share in lieu of the amortized cost method. The amortized cost method is used when the value obtained is fair value. Under the amortized cost method of valuation, the security is initially valued at cost on the date of purchase (or in the case of short-term debt instruments purchased with more than 60 days remaining to maturity, the market value on the 61st day prior to maturity), and thereafter a constant amortization to maturity of any discount or premium is assumed regardless of the impact of fluctuating interest rates on the market value of the security.


                            PORTFOLIO TRANSACTIONS

Portfolio Turnover

     The Fund's portfolio turnover rate is determined by dividing the lesser of securities purchases or sales for a year by the monthly average value of securities held by the Fund (excluding, for purposes of this determination, securities the maturities of which as of the time of their acquisition were one year or less). The portfolio turnover rates for the fiscal years ended October 31, 1995 and 1996 were 105.57% and 88.79%, respectively.

The Fund reserves full freedom with respect to portfolio turnover, as described in the Prospectus.

Brokerage Allocation

    The Investment Manager's policy is to seek for its clients, including the Fund, what in the Investment Manager's judgment will be the best overall execution of purchase or sale orders and the most favorable net prices in securities transactions consistent with its judgment as to the business qualifications of the various broker or dealer firms with whom the Investment Manager may do business, and the Investment Manager may not necessarily choose the broker offering the lowest available commission rate. Decisions with respect to the market where the transaction is to be completed, to the form of transaction (whether principal or agency), and to the allocation of orders among brokers or dealers are made in accordance with this policy. In selecting brokers or dealers to effect portfolio transactions, consideration is given to their proven integrity and financial responsibility, their demonstrated execution experience and capabilities both generally and with respect to particular markets or securities, the competitiveness of their commission rates in agency transactions (and their net prices in principal transactions), their willingness to commit capital, and their clearance and settlement capability. The Investment Manager makes every effort to keep informed of commission rate structures and prevalent bid/ask spread characteristics of the markets and securities in which transactions for the Fund occur. Against this background, the Investment Manager evaluates the reasonableness of a commission or a net price with respect to a particular transaction by considering such factors as difficulty of execution or security positioning by the executing firm. The Investment Manager may or may not solicit competitive bids based on its judgment of the expected benefit or harm to the execution process for that transaction.

    When it appears that a number of firms could satisfy the required standards in respect of a particular transaction, consideration may also be given to services other than execution services which certain of such firms have provided in the past or may provide in the future. Negotiated commission rates and prices, however, are based upon the Investment Manager's judgment of the rate which reflects the execution requirements of the transaction without regard to whether the broker provides services in addition to execution. Among such other services are the supplying of supplemental investment research; general economic, political and business information; analytical and statistical data; relevant market information, quotation equipment and services; reports and information about specific companies, industries and securities; purchase and sale recommendations for stocks and bonds; portfolio strategy services; historical statistical information; market data services providing information on specific issues and prices; financial publications; proxy voting data and analysis services; technical analysis of various aspects of the securities markets, including technical charts; computer hardware used for brokerage and research purposes; computer software and databases, including those used for portfolio analysis and modelling; and portfolio evaluation services and relative performance of accounts.

     Certain nonexecution services provided by broker-dealers may in turn be obtained by the broker-dealers from third parties who are paid for such services by the broker-dealers. The Investment Manager has an investment of less than ten percent of the outstanding equity of one such third party which provides portfolio analysis and modelling and other research and investment decision-making services integrated into a trading system developed and licensed by the third party to others. The Investment Manager could be said to benefit indirectly if in the future it allocates brokerage to a broker-dealer who in turn pays this third party for services to be provided to the Investment Manager.

    The Investment Manager regularly reviews and evaluates the services furnished by broker-dealers. Some services may be used for research and investment decision-making purposes, and also for marketing or administrative purposes. Under these circumstances, the Investment Manager allocates the cost of such services to determine the appropriate proportion of the cost which is allocable to purposes other than research or investment decision-making and is therefore paid directly by the Investment Manager. Some research and execution services may benefit the Investment Manager's clients as a whole, while others may benefit a specific segment of clients. Not all such services will necessarily be used exclusively in connection with the accounts which pay the commissions to the broker-dealer producing the services.

    The Investment Manager has no fixed agreements or understandings with any broker-dealer as to the amount of brokerage business which that firm may expect to receive for services supplied to the Investment Manager or otherwise. There may be, however, understandings with certain firms that in order for such firms to be able to continuously supply certain services, they need to receive allocation of a specified amount of brokerage business. These understandings are honored to the extent possible in accordance with the policies set forth above.

     It is not the Investment Manager's policy to intentionally pay a firm a brokerage commission higher than that which another firm would charge for handling the same transaction in recognition of services (other than execution services) provided.

However, the Fund and the Investment Manager are aware that this is an area where differences of opinion as to fact and circumstances may exist, and in such circumstances, if any, rely on the provisions of Section 28(e) of the Securities Exchange Act of 1934, to the extent applicable. For the fiscal years ended October 31, 1996, 1995 and 1994, the Fund paid no brokerage commissions in secondary trading.

     During and at the end of its most recent fiscal year, the Fund held in its portfolio no securities of any entity that might be deemed to be a regular broker-dealer of the Fund as defined under the 1940 Act.

     In the case of the purchase of fixed income securities in underwriting transactions, the Investment Manager follows any instructions received from its clients as to the allocation of new issue discounts, selling concessions and designations to brokers or dealers which provide the client with research, performance evaluation, master trustee and other services. In the absence of instructions from the client, the Investment Manager may make such allocations to broker-dealers which have provided the Investment Manager with research and brokerage services.

     When more than one client of the Investment Manager is seeking to buy or sell the same security, the sale or purchase is carried out in a manner which is considered fair and equitable to all accounts. In allocating investments among various clients (including in what sequence orders for trades are placed), the Investment Manager will use its best business judgment and will take into account such factors as the investment objectives of the clients, the amount of investment funds available to each, the amount already committed for each client to a specific investment and the relative risks of the investments, all in order to provide on balance a fair and equitable result to each client over time. Although sharing in large transactions may sometimes affect price or volume of shares acquired or sold, overall it is believed there may be an advantage in execution. The Investment Manager may follow the practice of grouping orders of various clients for execution to get the benefit of lower prices or commission rates. In certain cases where the aggregate order may be executed in a series of transactions at various prices, the transactions are allocated as to amount and price in a manner considered equitable to each so that each receives, to the extent practicable, the average price of such transactions. Exceptions may be made based on such factors as the size of the account and the size of the trade. For example, the Investment Manager may not aggregate trades where it believes that it is in the best interests of clients not to do so, including situations where aggregation might result in a large number of small transactions with consequent increased custodial and other transactional costs which may disproportionately impact smaller accounts. Such disaggregation, depending on the circumstances, may or may not result in such accounts receiving more or less favorable execution relative to other clients.



                             CERTAIN TAX MATTERS

Federal Income Taxation of the Fund -- In General

     As stated in the Prospectus, the Fund intends to qualify and elect to be treated each taxable year as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), although it cannot give complete assurance that it will do so. Accordingly, the Fund must, among other things, (a) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "90% test"); (b) derive less than 30% of its gross income in each taxable year from the sale or other disposition of any of the following held for less than three months (the "30% test"): (i) stock or securities; (ii) options, futures, or forward contracts (other than options, futures, or forward contracts on foreign currencies), or (iii) foreign currencies (or options, futures, or forward contracts on foreign currencies) but only if such currencies (or options, futures, or forward contracts) are not directly related to the Fund's principal business of investing in stocks or securities (or options and futures with respect to stocks or securities); (c) satisfy certain diversification requirements; and (d) in order to be entitled to utilize the dividends paid deduction, distribute annually at least 90% of its investment company taxable income (determined without regard to the deduction for dividends paid).

     The 30% test will limit the extent to which the Fund may sell securities held for less than three months, write options which expire in less than three months, and effect closing transactions with respect to call or put options that have been written or purchased within the preceding three months. (If the Fund purchases a put option for the purpose of hedging an underlying portfolio security, the acquisition of the option is treated as a short sale of the underlying security unless, for purposes only of the 30% test, the option and the security are acquired on the same date.) Finally, as discussed below, this requirement may also limit investments by the Fund in options on stock indices, listed options on nonconvertible debt securities, futures contracts, options on interest rate futures contracts and certain foreign currency contracts.

     If the Fund should fail to qualify as a regulated investment company in any year, it would lose the beneficial tax treatment accorded regulated investment companies under Subchapter M of the Code and all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable to shareholders as ordinary income or accumulated earnings and profits. Also, the shareholders, if they received a distribution in excess of current or accumulated earnings and profits, would receive a return of capital that would reduce the basis of their shares of the Fund.

     The Fund will be liable for a nondeductible 4% excise tax on amounts not distributed on a timely basis in accordance with a calendar year distribution requirement. To avoid the tax, during each calendar year the Fund must distribute an amount equal to at least 98% of the sum of its ordinary income (not taking into account any capital gains or losses) for the calendar year, and its capital gain net income for the 12-month period ending on October 31, in addition to any undistributed portion of the respective balances from the prior year. The Fund intends to make sufficient distributions to avoid this 4% excise tax.

Federal Income Taxation of the Fund's Investments

     Original Issue Discount. For federal income tax purposes, debt securities purchased by the Fund may be treated as having original issue discount. Original issue discount represents interest for federal income tax purposes and can generally be defined as the excess of the stated redemption price at maturity of a debt obligation over the issue price. Original issue discount is treated for federal income tax purposes as income earned by the Fund, whether or not any income is actually received, and therefore is subject to the distribution requirements of the Code. Generally, the amount of original issue discount is determined on the basis of a constant yield to maturity which takes into account the compounding of accrued interest. Under section 1286 of the Code, an investment in a stripped bond or stripped coupon may result in original issue discount.

     Debt securities may be purchased by the Fund at a discount that exceeds the original issue discount plus previously accrued original issue discount remaining on the securities, if any, at the time the Fund purchases the securities. This additional discount represents market discount for income tax purposes. In the case of any debt security issued after July 18, 1984, having a fixed maturity date of more than one year from the date of issue and having market discount, the gain realized on disposition will be treated as interest income to the extent it does not exceed the accrued market discount on the security (unless the Fund elects to include such accrued market discount in income in the tax year to which it is attributable). Generally, market discount is accrued on a daily basis. The Fund may be required to capitalize, rather than deduct currently, part or all of any direct interest expense incurred to purchase or carry any debt security having market discount, unless the Fund makes the election to include market discount currently. Because the Fund must include original issue discount in income, it will be more difficult for the Fund to make the distributions required for the Fund to maintain its status as a regulated investment company under Subchapter M of the Code and to avoid the 4% excise tax described above.

     Options and Futures Transactions. Certain of the Fund's investments may be subject to provisions of the Code that (i) require inclusion of unrealized gains or losses in the Fund's income for purposes of the 90% test, the 30% test, the excise tax and the distribution requirements applicable to regulated investment companies; (ii) defer recognition of realized losses; and (iii) characterize both realized and unrealized gain or loss as short-term or long-term gain or loss. Such provisions generally apply to, among other investments, options on debt securities, indices on securities and futures contracts.

Federal Income Taxation of Shareholders

     Distributions generally are taxable to shareholders for the taxable year in which they are received. However, dividends declared by the Fund in October, November or December and made payable to shareholders of record on a specified date in such a month are treated as received by such shareholders on December 31, provided that the Fund pays the dividend during January of the following calendar year.

     Distributions, if any, by the Fund can result in a reduction in the fair market value of the Fund's shares. Should a distribution reduce the fair market value below a shareholder's cost basis, such distribution nevertheless may be taxable to the shareholder as ordinary income or long-term capital gain, even though, from an investment standpoint, it may constitute a partial return of capital. In particular, investors should be careful to consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at that time includes the amount of any forthcoming distribution. Those investors purchasing shares just prior to a taxable distribution will then receive a return of investment upon distribution which will nevertheless be taxable to them.

                      DISTRIBUTION OF SHARES OF THE FUND

     State Street Research Financial Trust is currently comprised of the following series: State Street Research Government Income Fund, State Street Research Strategic Portfolios: Conservative, State Street Research Strategic
Portfolios: Moderate and State Street Research Strategic Portfolios: Aggressive. The Trustees of the Trust have authorized the Fund to issue four classes of shares: Class A, Class B, Class C and Class D shares. The Trustees of the Trust have authority to issue an unlimited number of shares of beneficial interest of separate series, $.001 par value per share. A "series" is a separate pool of assets of the Trust which is separately managed and has a different investment objective and different investment policies from those of any other series. The Trustees have authority, without the necessity of a shareholder vote, to create any number of new series or classes or to commence the public offering of shares of any previously established series or class.

     The Trust has entered into a Distribution Agreement with State Street Research Investment Services, Inc., as Distributor, whereby the Distributor acts as agent to sell and distribute shares of the Fund. Shares of the Fund are sold through dealers who have entered into sales agreements with the Distributor. The Distributor distributes shares of the Fund on a continuous basis at an offering price which is based on the net asset value per share of the Fund plus (subject to certain exceptions) a sales charge which, at the election of the investor, may be imposed (i) at the time of purchase (the Class A shares) or (ii) on a deferred basis (Class B and Class D shares). The Distributor may reallow all or portions of such sales charges as concessions to dealers. For the fiscal years ended October 31, 1994, 1995 and 1996, total sales charges on Class A shares paid to the Distributor amounted to $1,134,461, $572,439 and $724,878, respectively. For the same periods, $172,266, $70,689 and $89,615, respectively, was retained by the Distributor after reallowance of concessions to dealers.

     The differences in the price at which the Fund's Class A shares are offered due to scheduled variations in sales charges, as described in the Fund's Prospectus, result from cost savings inherent in economies of scale. Management believes that the cost of sales efforts of the Distributor and broker-dealers tends to decrease as the size of purchases increases, or does not involve any incremental sales expenses as in the case of, for example, exchanges, reinvestments or dividend investments at net asset value. Similarly, no significant sales effort is necessary for sales of shares at net asset value to certain Directors, Trustees, officers, employees, their relatives and other persons directly or indirectly related to the Fund or associated entities. Where shares of the Fund are offered at a reduced sales charge or without a sales charge pursuant to sponsored arrangements and managed fee-based programs, the amount of the sales charge reduction will similarly reflect the anticipated reduction in sales expenses associated with such arrangements. The reduction in sales expenses, and therefore the reduction in sales charge, will vary depending on factors such as the size and other characteristics of the organization or program, and the nature of its membership or the participants. The Fund reserves the right to make variations in, or eliminate, sales charges at any time or to revise the terms of or to suspend or discontinue sales pursuant to sponsored arrangements at any time.

     On any sale of Class A shares to a single investor in the amount of $1,000,000 or more, the Distributor will pay the authorized securities dealer making such sale a commission based on the aggregate of such sales. Such commission also is payable to authorized securities dealers upon sales of Class A shares made pursuant to a Letter of Intent to purchase shares having a net asset value of $1,000,000 or more. Shares sold with such commissions payable are subject to a one-year contingent deferred sales charge of 1.00% on any portion of such shares redeemed within one year following their sale. After a particular purchase of Class A shares is made under the Letter of Intent, the commission will be paid only in respect of that particular purchase of shares. If the Letter of Intent is not completed, the commission paid will be deducted from any discounts or commissions otherwise payable to such dealer in respect of shares actually sold. If an investor is eligible to purchase shares at net asset value on account of the Right of Accumulation, the commission will be paid only in respect of the incremental purchase at net asset value.

     For the periods shown below, the Distributor received contingent deferred sales charges upon redemption of Class A, Class B and Class D shares of the Fund and paid initial commissions to securities dealers for sales of such shares as follows:



                  Fiscal Year              Fiscal Year            Fiscal Year
                    Ended                    Ended                  Ended
              October 31, 1996         October 31, 1995       October 31, 1994
              ----------------         ----------------       ----------------

          Contingent  Commissions  Contingent  Commissions  Contingent  Commissions
           Deferred     Paid to     Deferred     Paid to     Deferred     Paid to
        Sales Charges   Dealers  Sales Charges   Dealers  Sales Charges   Dealers
        -------------   -------  -------------   -------  -------------   -------
Class A   $      0     $635,263    $    180     $501,750     $      0     $962,195
Class B   $372,729     $973,303    $262,267     $423,866     $155,134     $905,438
Class D   $  1,828     $ 55,368    $  1,189     $      0     $  3,754     $    480


      The Fund has adopted a "Plan of Distribution Pursuant to Rule 12b-1" (the "Distribution Plan") under which the Fund may engage, directly or indirectly, in financing any activities primarily intended to result in the sale of Class A, Class B and Class D shares, including, but not limited to, (1) the payment of commissions and/or reimbursement to underwriters, securities dealers and others engaged in the sale of shares, including payments to the Distributor to be used to pay commissions and/or reimbursement to securities dealers (which securities dealers may be affiliates of the Distributor) engaged in the distribution and marketing of shares and furnishing ongoing assistance to investors, (2) reimbursement of direct out-of-pocket expenditures incurred by the Distributor in connection with the distribution and marketing of shares and the servicing of investor accounts including special promotional fees and cash and noncash incentives based upon sales by securities dealers, expenses relating to the formulation and implementation of marketing strategies and promotional activities such as direct mail promotions and television, radio, newspaper, magazine and other mass media advertising, the preparation, printing and distribution of Prospectuses of the Fund and reports for recipients other than existing shareholders of the Fund, and obtaining such information, analyses and reports with respect to marketing and promotional activities and investor accounts as the Fund may, from time to time, deem advisable, and (3) reimbursement of expenses incurred by the Distributor in connection with the maintenance or servicing of shareholder accounts including payments to securities dealers and others in consideration of the provision of personal services to investors and/or the maintenance of shareholder accounts and expenses associated with the provision of personal services by the Distributor directly to investors. In addition, the Distribution Plan is deemed to authorize the Distributor and the Investment Manager to make payments out of general profits, revenues or other sources to underwriters, securities dealers and others in connection with sales of shares, to the extent, if any, that such payments may be deemed to be within the scope of Rule 12b-1 under the 1940 Act.

     The expenditures to be made pursuant to the Distribution Plan may not exceed (i) with respect to Class A shares, an annual rate of 0.25% of the average daily value of net assets represented by such Class A shares, and (ii) with respect to Class B and Class D shares, an annual rate of 0.75% of the average daily value of the net assets represented by such Class B or Class D shares (as the case may be) to finance sales or promotion expenses and an annual rate of 0.25% of the average daily value of the net assets represented by such Class B or Class D shares (as the case may be) to make payments for personal service and/or the maintenance or servicing of shareholder accounts. Proceeds from the service fee will be used by the Distributor to compensate securities dealers and others selling shares of the Fund for rendering service to shareholders on an ongoing basis. Such amounts are based on the net asset value of shares of the Fund held by such dealers as nominee for their customers or which are owned directly by such customers for so long as such shares are outstanding and the Distribution Plan remains in effect with respect to the Fund. Any amounts received by the Distributor and not so allocated may be applied by the Distributor as reimbursement for expenses incurred in connection with the servicing of investor accounts. The distribution and servicing expenses of a particular class will be borne solely by that class.

      During the fiscal year ended October 31, 1996, the Fund paid the Distributor fees under the Distribution Plan and the Distributor used all of such payments for expenses incurred on behalf of the Fund as follows:

                                 Class A        Class B        Class D
                                 -------        -------        -------

Advertising                    $        0       $      0       $   989

Printing and mailing
 of prospectuses to
 other than current
 shareholders                           0              0           357

Compensation to dealers         1,536,412        923,020       129,336

Compensation to sales
 personnel                              0              0         4,712

Interest                                0              0             0

Carrying or other
 financing charges                      0              0             0

Other expenses:
marketing; general                      0              0         2,281
                               ----------       --------      --------
Total fees                     $1,536,412       $923,020      $137,675
                               ==========       ========      ========

The Distributor may have also used additional resources of its own for further expenses on behalf of the Fund.

      No interested Trustee of the Trust has any direct or indirect financial interest in the operation of the Distribution Plan or any related agreements thereunder. The Distributor's interest in the Distribution Plan is described above.

      To the extent that the Glass-Steagall Act may be interpreted as prohibiting banks and other depository institutions from being paid for performing services under the Distribution Plan, the Fund will attempt to make alternative arrangements for such services for shareholders who acquired shares through such institutions.

                       CALCULATION OF PERFORMANCE DATA

      The average annual total return ("standard total return") and yield of the Class A, Class B, Class C and Class D shares of the Fund will be calculated as set forth below. Total return and yield are computed separately for each class of shares of the Fund. Performance data for a specified class includes periods prior to the adoption of class designations. Shares of the Fund had no class designations until June 1, 1993 when designations were assigned based on the pricing and 12b-1 fees applicable to shares sold thereafter. Performance data for a specified class includes periods prior to the adoption of class designations.

      The performance data below reflects Rule 12b-1 fees and, where applicable, sales charges as follows:

        Rule 12b-1 Fees                                       Sales Charges
        ---------------                                       -------------
           Current
Class      Amount          Period
-----      ------          ------
  A        0.25%       Since commencement of                Maximum 4.5% sales charge reflected
                       operations to present

  B        1.00%       0.25% until June 1, 1993;            1- and 5-year periods reflect a 5% and a
                       1.00% June 1, 1993 to present;       2% contingent deferred sales charge,
                       fee will reduce performance          respectively
                       for periods after June 1, 1993

  C         None       0.25% until June 1, 1993;            None
                       0% thereafter

  D        1.00%       0.25% until June 1, 1993;            1-year period reflects a 1% contingent
                       1.00% June 1, 1993 to present;       deferred sales charge
                       fee will reduce performance
                       for periods after June 1, 1993

Total Return

      The average annual total returns ("standard total return") of each class of the Fund's shares were as follows:

                     Commencement of
                       Operations           Five Years          One Year
                    (March 23, 1987)           Ended              Ended
Fund               to October 31, 1996   October 31, 1996   October 31, 1996
----               -------------------   ----------------   ----------------
Class A                    7.41%              6.47%               0.54%
Class B                    7.62%              6.56%              -0.43%
Class C                    8.02%              7.62%               5.55%
Class D                    7.63%              6.88%               3.52%

      Standard total return is computed separately for each class of shares by determining the average annual compounded rates of return over the designated periods that, if applied to the initial amount invested, would produce the ending redeemable value, in accordance with the following formula:

                              P(1+T)n = ERV

Where:            P     =     a hypothetical initial payment of $1,000

                  T     =     average annual total return

                  n     =     number of years

                  ERV   =     ending redeemable value at the end of the
                              designated period assuming a hypothetical $1,000 payment made at the beginning of the designated period

      The calculation is based on the further assumptions that the maximum initial or contingent deferred sales charge applicable to the investment is deducted, and that all dividends and distributions by the Fund are reinvested at net asset value on the reinvestment dates during the periods. All accrued expenses and recurring charges are also taken into account as described later herein.

Yield

      The annualized yield of each class of shares of the Fund based on the month of October 1996 was as follows:

      Class A                 5.62%
      Class B                 5.16%
      Class C                 6.15%
      Class D                 5.16%

      Yield for each of the Fund's Class A, Class B, Class C and Class D shares is computed by dividing the net investment income per share earned during a recent month or other specified 30-day period by the maximum offering price per share on the last day of the period and annualizing the result in accordance with the following formula:

                        YIELD = 2[( a-b + 1)6 -1]
                                    ---
                                     cd

Where:            a     =     dividends and interest earned during the period

                  b     =     expenses accrued for the period (net
                              of voluntary expense reductions by the Investment
                              Manager, if any)

                  c     =     the average daily number of shares
                              outstanding during the period that were entitled to receive dividends

                  d     =     the maximum offering price per share
                              on the last day of the period

      To calculate interest earned (for the purpose of "a" above) on debt obligations, the Fund computes the yield to maturity of each obligation held by the Fund based on the market value of the obligation (including actual accrued interest) at the close of the last business day of the preceding period, or, with respect to obligations purchased during the period, the purchase price (plus actual accrued interest). The yield to maturity is then divided by 360 and the quotient is multiplied by the market value of the obligation (including actual accrued interest) to determine the interest income on the obligation for each day of the period that the obligation is in the portfolio. Dividend income is recognized daily based on published rates.

      With respect to the treatment of discount and premium on mortgage or other receivables-backed obligations which are expected to be subject to monthly payments of principal and interest ("paydowns"), the Fund accounts for gain or loss attributable to actual monthly paydowns as a realized capital gain or loss during the period. The Fund has elected not to amortize discount or premium on such securities.

      Undeclared earned income, computed in accordance with generally accepted accounting principles, may be subtracted from the maximum offering price. Undeclared earned income is the net investment income which, at the end of the base period, has not been declared as a dividend, but is reasonably expected to be declared as a dividend shortly thereafter. The maximum offering price includes, as applicable, a maximum sales charge of 4.5%.

      All accrued expenses are taken into account as described later herein.

      Yield information is useful in reviewing the Fund's performance, but because yields fluctuate, such information cannot necessarily be used to compare an investment in the Fund's shares with bank deposits, savings accounts and similar investment alternatives which often provide an agreed or guaranteed fixed yield for a stated period of time. Shareholders should remember that yield is a function of the kind and quality of the instruments in the Fund's portfolio, portfolio maturity and operating expenses and market conditions.

Accrued Expenses

      Accrued expenses include all recurring expenses that are charged to all shareholder accounts in proportion to the length of the base period. The standard total return and yield results take sales charges, if applicable, into account, although the results do not take into account recurring and nonrecurring charges for optional services which only certain shareholders elect and which involve nominal fees, such as the $7.50 fee for wire orders.

Nonstandardized Total Return

      The Fund may provide the above described standard total return results for Class A, Class B, Class C and Class D shares for periods which end no earlier than the most recent calendar quarter end and which begin twelve months before, five years before and at the time of commencement of the Fund's operations. In addition, the Fund may provide nonstandardized total return results for differing periods, such as for the most recent six months, and/or without taking sales charges into account. Such nonstandardized total return is computed as otherwise described under "Total Return" except the result may or may not be annualized and as noted, any applicable sales charge, if any, may not be taken into account and therefore not deducted from the hypothetical initial payment of $1,000. For example, the Fund's nonstandardized total returns for the six months ended October 31, 1996, without taking sales charges into account, were as follows:

      Class A                 4.64%
      Class B                 4.35%
      Class C                 4.78%
      Class D                 4.35%

Distribution Rates

      The Fund may also quote its distribution rate for each class of shares. The distribution rate is calculated by annualizing the latest per-share distribution from ordinary income and dividing the result by the maximum offering price per share as of the end of the period. A distribution can include gross investment income from debt obligations purchased at a premium and in effect include a portion of the premium paid. A distribution can also include nonrecurring, gross short-term capital gains without recognition of any unrealized capital losses. Further, a distribution can include income from the sale of options by the Fund even though such option income is not considered investment income under generally accepted accounting principles.

      Because a distribution can include such premiums, capital gains and option income, the amount of the distribution may be susceptible to control by the Investment Manager through transactions designed to increase the amount of such items. Also, because the distribution rate is calculated in part by dividing the latest distribution by the offering price, which is based on net asset value plus any applicable sales charge, the distribution rate will increase as the net asset value declines. A distribution rate can be greater than the yield rate calculated as described above.

      The distribution rates of the Fund, based on the month ended October 31, 1996, were as follows:

      Class A                 6.22%
      Class B                 5.78%
      Class C                 6.77%
      Class D                 5.77%

                                    CUSTODIAN

      State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, is the Trust's custodian. As custodian, State Street Bank and Trust Company is responsible for, among other things, safeguarding and controlling the Fund's cash and securities, handling the receipt and delivery of securities and collecting interest and dividends on the Fund's investments. State Street Bank and Trust Company is not an affiliate of the Investment Manager or its affiliates.


                             INDEPENDENT ACCOUNTANTS

      Price Waterhouse LLP, 160 Federal Street, Boston, Massachusetts 02110, serves as the Trust's independent accountants, providing professional services including (1) an audit of the Fund's annual financial statements, (2) assistance and consultation in connection with Securities and Exchange Commission filings and (3) review of the annual income tax returns filed on behalf of the Fund.


                              FINANCIAL STATEMENTS

      In addition to the reports provided to holders of record on a semiannual basis, other supplementary financial reports may be made available from time to time and holders of record may request a copy of the current supplementary report, if any, by calling State Street Research Shareholder Services.

      The following financial statements are for the Fund's fiscal year ended October 31, 1996:

STATE STREET RESEARCH GOVERNMENT INCOME FUND

INVESTMENT PORTFOLIO
October 31, 1996

                                      Principal         Maturity        Value
                                        Amount            Date         (Note 1)
 --------------------------------  -------------------------------  ---------------
U.S. GOVERNMENT SECURITIES 75.3%
U.S. Treasury 33.2%
U.S. Treasury Bond, 13.75%           $10,000,000        8/15/2004    $ 14,523,400
U.S. Treasury Bond, 10.75%            14,100,000        8/15/2005      18,213,252
U.S. Treasury Bond, 12.00%             4,000,000        8/15/2013       5,758,760
U.S. Treasury Bond, 9.25%             29,500,000        2/15/2016      37,575,625
U.S. Treasury Bond, 8.13%             26,300,000        8/15/2021      30,594,264
U.S. Treasury Bond, 7.50%             20,000,000       11/15/2024      21,937,400
U.S. Treasury Note, 9.00%             52,000,000        5/15/1998      54,518,880
U.S. Treasury Note, 5.13%              5,525,000        6/30/1998       5,476,656
U.S. Treasury Note, 6.63%              7,075,000        7/31/2001       7,224,212
U.S. Treasury Note, 5.75%             38,500,000        8/15/2003      37,495,535
                                                                    ---------------
                                                                      233,317,984
                                                                    ---------------
U.S. Agency 5.4%
Federal Home Loan Mortgage Corp.
  Deb., 7.24%                         10,020,000        5/15/2002      10,106,072
Federal National Mortgage
  Association STRIPS, 0.00%           15,000,000       11/22/2001      14,974,200
Guaranteed Export Trust Notes
  Series 95-A, 6.28%                   8,470,588        6/15/2004       8,430,692
Guaranteed Export Trust Notes
  Series 96-A, 6.55%                   4,282,353        6/15/2004       4,316,783
                                                                    ---------------
                                                                       37,827,747
                                                                    ---------------
U.S. Agency Mortgage 36.7%
Federal Home Loan Mortgage Corp.
  FHA-VA, 9.00%                        6,380,465       12/01/2009       6,761,315
Federal Home Loan Mortgage Corp.
  Gold, 7.00%                         19,442,488       12/01/2024      19,223,760
Federal Home Loan Mortgage Corp.
  Gold, 7.50%                         15,539,494        1/01/2025      15,663,188
Federal Home Loan Mortgage Corp.
  Series 29-H PAC, 6.50%               5,525,000        3/25/2023       5,381,682
Federal Housing Administration
  Court Yard Project, 10.75%           6,493,547        8/01/2032       7,150,005
Federal Housing Administration
  East Bay Manor Project, 10.00%       6,767,250        3/01/2033       7,324,491
Federal Housing Administration
  Charles River Project, 9.63%         9,483,615       12/01/2033      10,217,113
Federal National Mortgage
  Association, 7.50%                  13,251,633        6/01/2010      13,496,788
Federal National Mortgage
  Association, 7.00%                      43,897        2/01/2024          43,294
Federal National Mortgage
  Association FHA-VA, 8.00%            4,931,289        4/01/2008       5,134,853
U.S. Agency Mortgage (cont'd)
Federal National Mortgage
  Association FHA-VA, 8.00%          $ 6,275,948        6/01/2008    $  6,527,362
Federal National Mortgage
  Association FHA-VA, 8.50%            9,144,145        2/01/2009       9,706,784
Federal National Mortgage
  Association FHA-VA, 9.00%           15,347,081        5/01/2009      16,258,237
Federal National Mortgage
  Association FHA-VA, 9.00%              540,084        4/01/2016         572,149
Government National Mortgage
  Association, 6.50%                  12,022,695        5/15/2009      11,911,845
Government National Mortgage
  Association, 9.50%                   3,352,791        9/15/2009       3,641,937
Government National Mortgage
  Association, 9.50%                   6,113,777       10/15/2009       6,641,028
Government National Mortgage
  Association, 9.50%                   2,755,827       11/15/2009       2,993,490
Government National Mortgage
  Association, 9.00%                   2,053,186        4/15/2017       2,201,385
Government National Mortgage
  Association, 8.00%                   1,981,223       10/15/2017       2,063,068
Government National Mortgage
  Association, 8.00%                   3,879,519       11/15/2017       4,039,782
Government National Mortgage
  Association, 9.50%                   1,269,806       11/15/2017       1,378,730
Government National Mortgage
  Association, 9.50%                     251,838        9/15/2019         273,203
Government National Mortgage
  Association, 7.50%                   3,063,323        9/15/2021       3,098,153
Government National Mortgage
  Association, 8.00%                     423,236        5/15/2022         434,871
Government National Mortgage
  Association, 8.00%                   2,712,413        6/15/2022       2,783,587
Government National Mortgage
  Association, 8.00%                   2,891,233        7/15/2022       2,968,079
Government National Mortgage
  Association, 8.00%                      60,743        8/15/2022          62,337
Government National Mortgage
  Association, 8.00%                   7,890,136       12/15/2022       8,104,604
Government National Mortgage
  Association, 7.50%                   1,425,293        1/15/2023       1,436,866
Government National Mortgage
  Association, 7.50%                  12,910,593        6/15/2023      13,003,291
Government National Mortgage
  Association, 10.00%                 17,010,077        6/15/2023      18,232,591
Government National Mortgage
  Association, 7.50%                     835,717        8/15/2023         841,717

The accompanying notes are an integral part of the financial statements.

                                      41

                                      Principal         Maturity        Value
                                        Amount            Date         (Note 1)
 --------------------------------  -------------------------------  ---------------
U.S. Agency Mortgage (cont'd)
Government National Mortgage
  Association, 7.50%                 $   850,107       10/15/2023    $    857,010
Government National Mortgage
  Association, 7.50%                     601,181       12/15/2023         605,497
Government National Mortgage
  Association, 7.50%                     817,217        1/15/2024         823,085
Government National Mortgage
  Association, 7.50%                  10,092,908        4/15/2024      10,169,870
Government National Mortgage
  Association, 8.00%                  19,482,380        9/15/2026      19,920,733
Government National Mortgage
  Association TBA, 7.50%              12,375,000       11/29/2008      12,626,367
Government National Mortgage
  Association TBA, 8.00%               2,625,000       12/18/2026       2,688,985
                                                                    ---------------
                                                                      257,263,132
                                                                    ---------------
Total U.S. Government Securities (Cost $515,301,325)                  528,408,863
                                                                    ---------------
OTHER INVESTMENTS 19.8%
Foreign Government 3.7%
                                     Australian Dollar
Government of Australia, 7.50%         7,850,000        7/15/2005       6,294,436
                                     Canadian Dollar
Government of Canada, 7.50%            7,250,000       12/01/2003       5,839,544
                                     Danish Krone
Kingdom of Denmark, 8.00%             25,475,000       11/15/2001       4,799,326
Kingdom of Denmark, 8.00%             25,700,000        3/15/2006       4,758,588
                              European Currency Unit
Government of France, 8.00%            3,225,000        4/25/2003       4,546,964
                                                                    ---------------
                                                                       26,238,858
                                                                    ---------------
Trust Certificates 13.3%
Cooperative Utility Trust
  Certificates, 9.50%                $25,499,000        2/15/2017      27,659,275
Cooperative Utility Trust
  Certificates, 9.52%                 24,525,000        3/15/2019      26,652,789
Government Backed Trust Class
  T-2, 9.40%                             107,919       11/15/1996         108,004
Government Backed Trust Class
  T-3, 9.63%                          10,000,000        5/15/2002      10,729,500
Trust Certificates (cont'd)
Government Trust Certificates
  Class 2-D, 9.25%                   $ 2,086,373       11/15/1996    $  2,087,959
Government Trust Certificates
  Class 2-E, 9.40%                    24,000,000        5/15/2002      25,820,400
                                                                    ---------------
                                                                       93,057,927
                                                                    ---------------
Finance/Mortgage 2.8%
Prudential Home Mortgage
  Securities Co. Series 93-29 A-6
  PAC, 6.75%                          10,118,504        8/25/2008      10,178,507
Residential Funding Corp. Series
  93-S25 A-1, 6.50%                    9,364,517        7/25/2008       9,379,126
                                                                    ---------------
                                                                       19,557,633
                                                                    ---------------
Total Other Investments (Cost $136,334,969)                           138,854,418
                                                                    ---------------
SHORT-TERM OBLIGATIONS 5.3%
Federal Home Loan Bank, 5.22%         12,000,000       11/29/1996      11,951,467
Federal Home Loan Mortgage
  Corp., 5.18%                         9,795,000       11/01/1996       9,795,000
Federal Home Loan Mortgage
  Corp., 5.50%                        15,493,000       11/01/1996      15,493,000
                                                                    ---------------
Total Short-Term Obligations (Cost $37,239,467)                        37,239,467
                                                                    ---------------
Total Investments (Cost $688,875,761)--100.4%                         704,502,748
Cash and Other Assets, Less Liabilities--(0.4)%                        (2,730,819)
                                                                    ---------------
Net Assets--100.0%                                                   $701,771,929
                                                                    ===============
Federal Income Tax Information:
At October 31, 1996, the net unrealized appreciation of
  investments based on cost for Federal income tax purposes of
  $688,875,761 was as follows:
Aggregate gross unrealized appreciation for all investments in
  which there is an excess of value over tax cost                    $ 20,181,429
Aggregate gross unrealized depreciation for all investments in
  which there is an excess of tax cost over value                      (4,554,442)
                                                                    ---------------
                                                                     $ 15,626,987
                                                                    ===============

TBA Represents "TBA" (to be announced) purchase commitment to purchase securities for a fixed unit price at a future date beyond customary settlement time. Although the unit price has been established, the principal value has not been finalized and may vary by no more than 1%.

The accompanying notes are an integral part of the financial statements.

Forward currency exchange contracts outstanding at October 31, 1996, are as follows:

                                                                                     Unrealized
                                                                                    Appreciation
                                                 Total Value       Contract Price  (Depreciation)    Delivery Date
--------------------------------------------  -----------------------------------  ---------------  ----------------
Buy Australian dollars, Sell U.S. dollars       3,590,000   AUD     .79004   AUD      $   1,923         1/24/97
Buy Australian dollars, Sell U.S. dollars         570,000   AUD     .79055   AUD             15         1/24/97
Sell Australian dollars, Buy U.S. dollars       1,025,000   AUD     .77425   AUD        (18,400)       11/14/96
Sell Australian dollars, Buy U.S. dollars       6,075,000   AUD     .77450   AUD       (107,533)       11/14/96
Sell Australian dollars, Buy U.S. dollars         570,000   AUD     .79340   AUD          1,610         1/24/97
Sell Australian dollars, Buy U.S. dollars       3,590,900   AUD     .79360   AUD         10,857         1/24/97
Sell Canadian dollars, Buy U.S. dollars         2,470,000   CAD     .73099   CAD        (38,979)       11/14/96
Sell Canadian dollars, Buy U.S. dollars         4,050,000   CAD     .74702   CAD        (12,436)        1/24/97
Sell Danish krone, Buy U.S. dollars            49,514,000   DKK     .17584   DKK        181,977        11/14/96
Sell Danish krone, Buy U.S. dollars             2,030,000   DKK     .17111   DKK         (2,141)       11/14/96
Sell Danish krone, Buy U.S. dollars               833,000   DKK     .17110   DKK         (1,407)        1/24/97
Sell European currency units,
  Buy U.S. dollars                              3,311,000   ECU    1.27480   ECU         25,231        11/14/96
                                                                                   ---------------
                                                                                      $  40,717
                                                                                   ===============

The accompanying notes are an integral part of the financial statements.

STATE STREET RESEARCH GOVERNMENT INCOME FUND

STATEMENT OF ASSETS AND LIABILITIES
October 31, 1996

Assets
Investments, at value (Cost $688,875,761) (Note 1)            $704,502,748
Cash                                                                 3,184
Interest receivable                                             11,281,362
Receivable for securities sold                                   5,340,072
Receivable for fund shares sold                                  1,533,994
Receivable for open forward contracts                              221,613
Other assets                                                        23,161
                                                              ---------------
                                                               722,906,134
Liabilities
Payable for securities purchased                                15,334,878
Payable for fund shares redeemed                                 2,390,682
Dividends payable                                                2,277,552
Accrued management fee (Note 2)                                    384,992
Accrued distribution and service fees (Note 3)                     215,047
Accrued transfer agent and shareholder services (Note 2)           213,526
Payable for open forward contracts                                 180,896
Accrued trustees' fees (Note 2)                                     10,352
Other accrued expenses                                             126,280
                                                              ---------------
                                                                21,134,205
                                                              ---------------
Net Assets                                                    $701,771,929
                                                              ===============
Net Assets consist of:
 Undistributed net investment income                          $  3,771,439
 Unrealized appreciation of investments                         15,626,987
 Unrealized appreciation of forward contracts and  foreign
  currency                                                          45,123
 Accumulated net realized loss                                 (86,648,683)
 Shares of beneficial interest                                 768,977,063
                                                              ---------------
                                                              $701,771,929
                                                              ===============
Net Asset Value and redemption price per share of Class A
  shares ($584,313,469 / 46,990,520 shares of beneficial
  interest)                                                         $12.43
                                                              ===============
Maximum Offering Price per share of Class A shares ($12.43
  / .955)                                                           $13.02
                                                              ===============
Net Asset Value and offering price per share of Class B
  shares ($95,218,110 / 7,679,256 shares of beneficial
  interest)*                                                        $12.40
                                                              ===============
Net Asset Value, offering price and redemption price per
  share of Class C shares ($7,767,449 / 625,275 shares of
  beneficial interest)                                              $12.42
                                                              ===============
Net Asset Value and offering price per share of Class D
  shares ($14,472,901 / 1,166,285 shares of beneficial
  interest)*                                                        $12.41
                                                              ===============

* Redemption price per share for Class B and Class D is equal to net asset value less any applicable contingent deferred sales charge.

STATEMENT OF OPERATIONS
For the year ended October 31, 1996

Investment Income
Interest                                                   $55,174,545
Expenses
Management fee (Note 2)                                      4,723,842
Transfer agent and shareholder services (Note 2)               786,300
Custodian fee                                                  250,860
Reports to shareholders                                        160,433
Service fee--Class A (Note 3)                                1,536,412
Distribution and service fees--Class B (Note 3)                923,020
Distribution and service fees--Class D (Note 3)                137,675
Audit fee                                                       56,273
Registration fees                                               53,807
Trustees' fees (Note 2)                                         33,363
Miscellaneous                                                   29,917
                                                          --------------
                                                             8,691,902
                                                          --------------
Net investment income                                       46,482,643
                                                          --------------
Realized and Unrealized Gain (Loss) on Investments,
  Forward Contracts and Foreign Currency
Net realized loss on investments (Notes 1 and 4)            (3,528,385)
Net realized loss on forward contracts and foreign
  currency (Note 1)                                            (23,619)
                                                          --------------
 Total net realized loss                                    (3,552,004)
                                                          --------------
Net unrealized depreciation of investments (Note 5)         (7,443,474)
Net unrealized appreciation of forward contracts and
  foreign currency                                           1,038,389
                                                          --------------
 Total net unrealized depreciation                          (6,405,085)
                                                          --------------
Net loss on investments, forward contracts and foreign
  currency                                                  (9,957,089)
                                                          --------------
Net increase in net assets resulting from operations       $36,525,554
                                                          ==============

The accompanying notes are an integral part of the financial statements.

STATE STREET RESEARCH GOVERNMENT INCOME FUND

STATEMENT OF CHANGES IN NET ASSETS

                                      Year ended October 31
                                  -------------------------------
                                      1996             1995
 ------------------------------- ---------------  ---------------
Increase (Decrease) in Net Assets
Operations:
Net investment income             $ 46,482,643     $ 48,226,230
Net realized gain (loss) on
  investments, forward contracts
  and foreign currency*             (3,552,004)       2,583,992
Net unrealized appreciation
  (depreciation) of investments,
  forward contracts and foreign
  currency                          (6,405,085)      48,001,271
                                 ---------------  ---------------
Net increase resulting from
  operations                        36,525,554       98,811,493
                                 ---------------  ---------------
Dividends from net investment
  income:
 Class A                           (39,055,243)     (42,302,801)
 Class B                            (5,188,785)      (3,875,565)
 Class C                              (404,930)        (166,657)
 Class D                              (773,463)        (735,022)
                                 ---------------  ---------------
                                   (45,422,421)     (47,080,045)
                                 ---------------  ---------------
Net increase (decrease) from
  fund share transactions
  (Note 6)                         (50,352,743)       4,925,189
                                 ---------------  ---------------
Total increase (decrease) in
  net assets                       (59,249,610)      56,656,637

Net Assets
Beginning of year                  761,021,539      704,364,902
                                 ---------------  ---------------
End of year (including
  undistributed net investment
  income of $3,771,439 and
  $2,696,356, respectively)       $701,771,929     $761,021,539
                                 ===============  ===============
*Net realized gain (loss) for
  Federal income tax purposes
  (Note 1)                        $ (4,139,815)    $  2,398,429
                                 ===============  ===============

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
October 31, 1996

Note 1

State Street Research Government Income Fund (the "Fund") is a series of State Street Research Financial Trust (the "Trust"), which was organized as a Massachusetts business trust in November, 1986 and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund commenced operations in March, 1987. The Trust consists presently of four separate funds: State Street Research Government Income Fund, State Street Research Strategic Portfolios: Moderate, State Street Research Strategic Portfolios: Conservative and State Street Research Strategic Portfolios: Aggressive.

The investment objective of the Fund is to seek high current income. In seeking to achieve its investment objective, the Fund invests primarily in U.S. Government securities.

The Fund offers four classes of shares. Class A shares are subject to an initial sales charge of up to 4.50% and annual service fees of 0.25% of average daily net assets. Class B shares are subject to a contingent deferred sales charge on certain redemptions made within five years of purchase and pay annual distribution and service fees of 1.00%. Class B shares automatically convert into Class A shares (which pay lower ongoing expenses) at the end of eight years after the issuance of the Class B shares. Class C shares are only offered to certain employee benefit plans and large institutions. No sales charge is imposed at the time of purchase or redemption of Class C shares. Class C shares do not pay any distribution or service fees. Class D shares are subject to a contingent deferred sales charge of 1.00% on any shares redeemed within one year of their purchase. Class D shares also pay annual distribution and service fees of 1.00%. The Fund's expenses are borne pro-rata by each class, except that each class bears expenses, and has exclusive voting rights with respect to provisions of the Plan of Distribution, related specifically to that class. The Trustees declare separate dividends on each class of shares.

The following significant accounting policies are consistently followed by the Fund in preparing its financial statements, and such policies are in conformity with generally accepted accounting principles for investment companies.

A. Investment Valuation
Securities are valued by a pricing service, which utilizes market transactions, quotations from dealers, and various relationships among securities in determining value. Securities for which there is no such valuation, if any, are valued at their fair value as determined in accordance with established methods consistently applied. Short-term securities maturing within sixty days are valued at amortized cost. Securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate.

B. Security Transactions
Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains or losses are reported

STATE STREET RESEARCH GOVERNMENT INCOME FUND

on the basis of identified cost of securities delivered. Gains and losses that arise from changes in exchange rates are not segregated from gains and losses that arise from changes in market prices of investments.

C. Net Investment Income
Net investment income is determined daily and consists of interest accrued and discount earned, less the estimated daily expenses of the Fund. Interest income is accrued daily as earned. Accretion of discount is computed under the effective yield method. The Fund is charged for expenses directly attributable to it, while indirect expenses are allocated among all funds in the Trust.

D. Dividends
Dividends are declared daily based upon projected net investment income and are paid or reinvested monthly. Net realized capital gains, if any, are distributed annually, unless additional distributions are required for compliance with applicable tax regulations.

Income dividends and capital gain distributions are determined in accordance with Federal income tax regulations which may differ from generally accepted accounting principles. The difference is primarily due to differing treatments for foreign currency transactions.

E. Federal Income Taxes
No provision for Federal income taxes is necessary because the Fund has elected to qualify under Subchapter M of the Internal Revenue Code and its policy is to distribute all of its taxable income, including net realized capital gains, if any, within the prescribed time periods. At October 31, 1996, the Fund had a capital loss carryforward of $86,648,683 available, to the extent provided in regulations, to offset future capital gains, if any, of which $46,959,196, $18,353,379, $17,196,293 and $4,139,815 expires on
October 31, 1997, 1998, 2002 and 2004, respectively. The Fund had a capital loss carryforward of $29,348,263 expire on October 31, 1996. In addition, as part of a merger that occurred on May 12, 1995, the Fund acquired from MetLife-State Street Research Government Securities Fund a capital loss carryforward of $5,100,777, of which $3,074,207 and $2,026,570 expires on October 31, 2001 and 2002, respectively. The Fund's use of such capital loss carryforward may be limited under current tax laws.

F. Forward Contracts and Foreign Currencies The Fund enters into forward foreign currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to hedge certain purchase and sale commitments denominated in foreign currencies. A forward foreign currency exchange contract is an obligation by the Fund to purchase or sell a specific currency at a future date, which may be any fixed number of days from the origination date of the contract. Forward foreign currency exchange contracts establish an exchange rate at a future date. These contracts are transferable in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. Risks may arise from the potential inability of a counterparty to meet the terms of a contract and from unanticipated movements in the value of foreign currencies relative to the U.S. dollar. The aggregate principal amount of forward currency exchange contracts is recorded in the Fund's accounts. All commitments are marked-to-market at the applicable transaction rates resulting in unrealized gains or losses. The Fund records realized gains or losses at the time the forward contracts are extinguished by entry into a closing contract or by delivery of the currency. Neither spot transactions nor forward currency exchange contracts eliminate fluctuations in the prices of the Fund's portfolio securities or in foreign exchange rates, or prevent loss if the price of these securities should decline.

G. Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Note 2
The Trust and State Street Research & Management Company (the "Adviser"), an indirect wholly owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan"), have entered into an agreement under which the Adviser earns monthly fees at an annual rate of 0.65% of the Fund's average daily net assets. In consideration of these fees, the Adviser furnishes the Fund with management, investment advisory, statistical and research facilities and services. The Adviser also pays all salaries, rent and certain other expenses of management. During the year ended October 31, 1996, the fees pursuant to such agreement amounted to $4,723,842.

State Street Research Shareholder Services, a division of State Street Research Investment Services, Inc., the Trust's principal underwriter (the "Distributor"), an indirect wholly owned subsidiary of Metropolitan, provides certain shareholder services to the Fund such as responding to inquiries and instructions from investors with respect to the purchase and redemption of shares of the Fund. During the year ended October 31, 1996, the amount of such expenses was $259,577.

The fees of the Trustees not currently affiliated with the Adviser amounted to $33,363 during the year ended October 31, 1996.

Note 3
The Trust has adopted a Plan of Distribution Pursuant to Rule 12b-1 (the "Plan") under the Investment Company Act of 1940. Under the Plan, the Fund pays annual service fees to the Distributor at a rate of 0.25% of average daily net assets for Class A, Class B and Class D shares. In addition, the Fund pays annual distribution fees of 0.75% of average daily net assets for Class B and Class D shares. The Distributor uses such payments for personal service and/or the maintenance or servicing of shareholder accounts, to reimburse securities dealers for distribution and marketing services, to furnish ongoing assistance to investors and to defray a portion of its distribution and marketing expenses. For the year ended October 31, 1996, fees pursuant to such plan amounted to $1,536,412, $923,020 and $137,675 for Class A, Class B and Class D shares, respectively.

STATE STREET RESEARCH GOVERNMENT INCOME FUND

Note 3 (cont'd)
The Fund has been informed that the Distributor and MetLife Securities, Inc., a wholly owned subsidiary of Metropolitan, earned initial sales charges aggregating $89,615 and $495,180, respectively, on sales of Class A shares of the Fund during the year ended October 31, 1996, and that MetLife Securities, Inc. earned commissions aggregating $536,913 on sales of Class B shares, and that the Distributor collected contingent deferred sales charges aggregating $372,729 and $1,828 on redemptions of Class B and Class D shares, respectively, during the same period.

Note 4
For the year ended October 31, 1996, purchases and sales of securities, exclusive of short-term obligations, aggregated $609,470,532 and $688,024,321 (including $503,419,486 and $551,059,425 of U.S. Government obligations), respectively.

Note 5
The Trustees have the authority to issue an unlimited number of shares of beneficial interest, $.001 par value per share. At October 31, 1996, the Distributor owned 12,241 Class A shares of the Fund.

Share transactions were as follows:

                                                                Year ended October 31
                                          -----------------------------------------------------------------
                                                        1996                             1995
                                          -------------------------------   --------------------------------
Class A                                       Shares           Amount          Shares           Amount
 ------------------------------------------------------- ----------------  ---------------  ----------------
Shares sold                                  2,386,852     $  29,601,645       8,692,870     $ 106,770,703
Issued upon reinvestment of dividends        1,707,616        21,188,423       1,902,247        23,135,012
Shares repurchased                          (9,183,464)     (113,908,052)    (13,184,315)     (159,163,704)
                                          -------------- ----------------  ---------------  ----------------
Net decrease                                (5,088,996)    $ (63,117,984)     (2,589,198)    $ (29,257,989)
                                          ============== ================  ===============  ================
Class B                                     Shares         Amount            Shares          Amount
 ------------------------------------------------------- ----------------  ---------------  ----------------
Shares sold                                  2,341,362     $  29,026,329       3,527,941     $  42,934,470
Issued upon reinvestment of dividends          275,775         3,412,679         209,008         2,591,060
Shares repurchased                          (1,940,555)      (24,024,991)     (1,222,045)      (14,751,417)
                                          -------------- ----------------  ---------------  ----------------
Net increase                                   676,582     $   8,414,017       2,514,904     $  30,774,113
                                          ============== ================  ===============  ================
Class C                                     Shares         Amount            Shares          Amount
 ------------------------------------------------------- ----------------  ---------------  ----------------
Shares sold                                    518,980     $   6,381,030         435,479     $   5,346,473
Issued upon reinvestment of dividends           30,667           379,365          12,362           153,460
Shares repurchased                            (324,941)       (4,001,721)        (64,617)         (809,530)
                                          -------------- ----------------  ---------------  ----------------
Net increase                                   224,706     $   2,758,674         383,224     $   4,690,403
                                          ============== ================  ===============  ================
Class D                                     Shares         Amount            Shares          Amount
 ------------------------------------------------------- ----------------  ---------------  ----------------
Shares sold                                    520,289     $   6,453,505         433,690     $   5,281,361
Issued upon reinvestment of dividends           43,660           539,841          43,377           526,125
Shares repurchased                            (435,567)       (5,400,796)       (590,308)       (7,088,824)
                                          -------------- ----------------  ---------------  ----------------
Net increase (decrease)                        128,382     $   1,592,550        (113,241)    $  (1,281,338)
                                          ============== ================  ===============  ================

STATE STREET RESEARCH GOVERNMENT INCOME FUND

FINANCIAL HIGHLIGHTS

For a share outstanding throughout each year:

                                                         Class A                                        Class B
                                     ------------------------------------------------    -----------------------------------------
                                                   Year ended October 31                          Year ended October 31
                                     ------------------------------------------------    -----------------------------------------
                                        1996*     1995*     1994*      1993       1992     1996*     1995*     1994*     1993**
----------------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of year     $12.58    $11.68    $12.92     $12.38     $12.14   $12.55    $11.66    $12.91     $12.67
Net investment income                    0.81      0.83      0.81       0.84       0.90     0.71      0.73      0.72       0.30
Net realized and unrealized gain
  (loss) on  investments, forward
  contracts and foreign currency        (0.17)     0.88     (1.26)      0.56       0.26    (0.16)     0.87     (1.27)      0.24
Dividends from net investment
  income                                (0.79)    (0.81)    (0.79)     (0.84)     (0.91)   (0.70)    (0.71)    (0.70)     (0.30)
Distributions from net realized
  gains                                    --        --        --      (0.02)     (0.01)      --        --        --         --
                                     --------  --------  --------   --------   --------- --------  -------- --------- -----------
Net asset value, end of year           $12.43    $12.58    $11.68     $12.92     $12.38   $12.40    $12.55     $11.6     $12.91
                                     ========  ========  ========   ========   ========= ========  ======== ========= ==========
Total return                             5.28%+   15.07%+   (3.58)%+   11.63%+     9.86%+   4.51%+   14.15%+   (4.38)%+    4.32%+++
Net assets at end of year (000s)     $584,313  $655,045  $638,418   $868,556   $798,705  $95,218   $87,908   $52,319    $26,578
Ratio of operating expenses to
  average net assets                     1.09%     1.10%     1.07%      1.05%      1.05%     .84%     1.85%     1.82%      1.81%++
Ratio of net investment income to
  average net assets                     6.50%     6.83%     6.54%      6.59%      7.25%    5.75%     6.01%     5.86%      5.67%++
Portfolio turnover rate                 88.79%   105.57%   134.41%    103.49%     97.33%   88.79%   105.57%   134.41%    103.49%

                                                      Class C                                     Class D
                                     ------------------------------------------  -------------------------------------------
                                               Year ended October 31                       Year ended October 31
                                     ------------------------------------------  -------------------------------------------
                                       1996*     1995*      1994*      1993**     1996*      1995*      1994*      1993**
 -----------------------------------  -------- --------- -----------  ---------  --------- --------- ----------- ----------
Net asset value, beginning of year    $12.57    $ 11.67    $ 12.92    $ 12.67    $ 12.56    $ 11.66    $ 12.91     $ 12.67
Net investment income                   0.84       0.90       0.84       0.19       0.71       0.74       0.72        0.30
Net realized and unrealized gain
  (loss) on
   investments, forward contracts
  and foreign currency                 (0.17)      0.84      (1.27)      0.42      (0.16)      0.87      (1.27)       0.24
Dividends from net investment
  income                               (0.82)     (0.84)     (0.82)     (0.36)     (0.70)     (0.71)     (0.70)      (0.30)
                                      -------- --------- -----------  ---------  --------- --------- ----------- ----------
Net asset value, end of year          $12.42    $ 12.57    $ 11.67    $ 12.92    $ 12.41    $ 12.56    $ 11.66     $ 12.91
                                      ======== ========= ===========  =========  ========= ========= =========== ==========
Total return                            5.55%+    15.37%+    (3.42)%+    4.82%+++   4.51%+    14.24%+    (4.38)%+     4.32%+++
Net assets at end of year (000s)      $7,767    $ 5,036    $   203    $    36    $14,473    $13,033    $13,425     $12,101
Ratio of operating expenses to
  average net assets                    0.84%      0.85%      0.82%      0.80%++    1.84%      1.85%      1.82%       1.88%++
Ratio of net investment income to
  average net assets                    6.78%      6.79%      8.01%      6.59%++    5.76%      6.08%      5.84%       5.59%++
Portfolio turnover rate                88.79%    105.57%    134.41%    103.49%     88.79%    105.57%    134.41%     103.49%

 ++ Annualized.
  + Total return figures do not reflect any front-end or contingent deferred sales charges.
+++ Represents aggregate return for the period without annualization and does not reflect any front-end or contingent deferred sales charges.
  * Per-share figures have been calculated using the average shares method. ** June 1, 1993 (commencement of share class designations) to October 31,
     1993.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of State Street Research
Financial Trust and the Shareholders of
State Street Research Government Income Fund

In our opinion, the accompanying statement of assets and liabilities, including the investment portfolio, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Research Government Income Fund (a series of State Street Research Financial Trust, hereafter referred to as the "Trust") at October 31, 1996, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reason- able assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Boston, Massachusetts
December 11, 1996

STATE STREET RESEARCH GOVERNMENT INCOME FUND

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

Government Income Fund outperformed Lipper Analytical Service's General U.S. Government Funds Category for the 12 months ended October 31, 1996. The Fund's conservative positioning helped its performance when interest rates were on the rise during much of 1996.

Government Income Fund's management was very active with the portfolio. Last year at this time, when interest rates were declining, the Fund emphasized Treasuries, at 41% of the portfolio. When interest rates rose in 1996, Fund management reduced the Fund's position in Treasuries and increased its holdings in mortgage securities. As of April 30, 1996, the Fund had 45% of the portfolio invested in mortgages.

More recently, as interest rates have started to come down again, Fund management reduced mortgage holdings and moved back into Treasuries, which make up 33% of the portfolio as of October 31, 1996.

The non-dollar portions of the portfolio performed well and added value during this time, even though their position in the portfolio was and is relatively small.

The fluctuations in interest rates also caused movements in the Fund's yield. The yield was at its lowest at the end of November at 5.36%, and at its highest at the end of May at 6.25%.

October 31, 1996

All returns represent past performance, which is no guarantee of future results. The investment return and principal value of an investment made in the Fund will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. All returns assume reinvestment of capital gain distributions and income dividends. Investments in the Fund are not insured or guaranteed by the U.S. government or any other entity. Performance for a class includes periods prior to the adoption of class designations. "C" shares, offered without a sales charge, are available only to certain employee benefit plans and large institutions. Performance for "B" and "D" shares prior to class designations in 1993 reflects annual 12b-1 fees of
 .25%, and performance thereafter reflects annual 12b-1 fees of 1%, which will reduce subsequent performance. Performance reflects maximum 4.5% "A" share front-end sales charge or 5% "B" share or 1% "D" share contingent deferred sales charges, where applicable. The Merrill Lynch Government Master and Blended Indices are commonly used measures of bond market performance. The indices are unmanaged and do not take sales charges into consideration.
Direct investment in the indices is not possible; results are for illustrative purposes only.

Change In Value Of $10,000 Based On
The Merrill Lynch Blended Index And
The Merrill Lynch Government Master Index
Compared To Change In Value Of $10,000 Invested
In Government Income Fund

[Data for Line Charts]
Class A Shares

  Average Annual Total Return
--------------------------------
1 Year   5 Years   Life of Fund
--------------------------------
+0.54%    +6.47%      +7.41%
--------------------------------

$25,000  20,000  15,000  10,000

        $19,896  $21,831   $21,263

3/87     9550     10000     10000
10/87    9408     9935      9849
10/88    10328    11045     10807
10/89    11321    12316     12106
10/90    11948    13154     12825
10/91    13890    15171     14703
10/92    15259    16660     16223
10/93    17034    18553     18333
10/94    16424    17933     17539
10/95    18899    20669     20242
10/96    19896    21831     21263
      Government   ML         ML
        Income   Blended  Government
         Fund     Index     Master
                            Index

Class B Shares

  Average Annual Total Return
--------------------------------
1 Year   5 Years   Life of Fund
--------------------------------
-0.43%    +6.56%      +7.62%
--------------------------------

$25,000  20,000  15,000  10,000

        $20,272  $21,831   $21,263

3/87     10000    10000     10000
10/87    9852     9935      9849
10/88    10814    11045     10807
10/89    11855    12316     12106
10/90    12511    13154     12825
10/91    14544    15171     14703
10/92    15978    16660     16223
10/93    17770    18553     18333
10/94    16992    17933     17539
10/95    19397    20669     20242
10/96    20272    21831     21263
      Government   ML         ML
        Income   Blended  Government
         Fund     Index     Master
                            Index

Class C Shares

  Average Annual Total Return
--------------------------------
1 Year   5 Years   Life of Fund
--------------------------------
+5.55%   +7.62%      +8.02%
--------------------------------

$25,000  20,000  15,000  10,000

        $20,997  $21,831   $21,263

3/87     10000    10000     10000
10/87    9852     9935      9849
10/88    10814    11045     10807
10/89    11855    12316     12106
10/90    12511    13154     12825
10/91    14544    15171     14703
10/92    15978    16660     16223
10/93    17855    18553     18333
10/94    17244    17933     17539
10/95    19894    20669     20242
10/96    20997    21831     21263
      Government   ML         ML
        Income   Blended  Government
         Fund     Index     Master
                            Index

Class D Shares

  Average Annual Total Return
--------------------------------
1 Year   5 Years   Life of Fund
--------------------------------
+3.52%   +6.88%      +7.63%
--------------------------------

$25,000  20,000  15,000  10,000

        $20,286  $21,831   $21,263

3/87     10000    10000     10000
10/87    9852     9935      9849
10/88    10814    11045     10807
10/89    11855    12316     12106
10/90    12511    13154     12825
10/91    14544    15171     14703
10/92    15978    16660     16223
10/93    17769    18553     18333
10/94    16991    17933     17539
10/95    19411    20669     20242
10/96    20286    21831     21263
      Government   ML         ML
        Income   Blended  Government
         Fund     Index     Master
                            Index

STATE STREET RESEARCH GOVERNMENT INCOME FUND

REPORT ON SPECIAL MEETING OF SHAREHOLDERS

A Special Meeting of Shareholders of the State Street Research Government Income Fund ("Fund"), along with shareholders of other series of State Street Research Financial Trust ("Meeting"), was convened on February 14, 1996, and continued thereafter. The results of the Meeting are set forth below.

                                                                        Votes (millions of Shares)
                                                                        --------------------------
                                                                            For    Withheld
                                                                           -----------------
1. The following persons were elected as Trustees:
 Edward M. Lamont                                                          43.4      3.0
 Robert A. Lawrence                                                        43.4      3.0
 Dean O. Morton                                                            43.4      3.0
 Thomas L. Phillips                                                        43.4      3.0
 Toby Rosenblatt                                                           43.4      3.0
 Michael S. Scott Morton                                                   43.8      2.6
 Ralph F. Verni                                                            43.8      2.7
 Jeptha H. Wade                                                            43.8      2.6

                                                                                            Votes (millions of Shares)
                                                                                            --------------------------
                                                                                              For  Against  Abstain
                                                                                              ----  ---------------
2. The Fund's following investment policies were reclassified from fundamental to nonfundamental:
   a. The policy regarding investments in securities of companies with less than three (3)
      years' continuous operation                                                            26.5   3.8       2.9
   b. The policy regarding investments in illiquid securities                                26.1   4.0       3.1
3. The Fund's fundamental policy regarding investments in commodities and commodity
   contracts was amended                                                                     25.7   4.5       3.1
4. The Fund's fundamental policy on lending was amended to clarify the permissibility of
   securities lending                                                                        26.0   4.2       3.0
5. The Fund's fundamental policies regarding diversification of investments were amended     27.3   3.0       2.9
6. The Master Trust Agreement was amended to permit the Trustees to reorganize, merge or
   liquidate a fund without prior shareholder approval                                       33.1   7.3       4.2
7. The Master Trust Agreement was amended to eliminate specified time permitted between the
   record date and any shareholders meeting                                                  34.4   5.7       4.4

STATEMENT OF ADDITIONAL INFORMATION
FOR
STATE STREET RESEARCH
PORTFOLIOS, INC.

March 1, 1997

 This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus of State Street Research International Equity Fund and State Street Research International Fixed Income Fund dated March 1, 1997. A copy of the Prospectus may be obtained without charge from the offices of State Street Research Portfolios, Inc. ("Portfolios") or State Street Research Investment Services, Inc. (the "Distributor"), One Financial Center, Boston, Massachusetts 02111.


TABLE OF CONTENTS
-------------------------------------------------------------------------------
Investment Practices and Policies.........................................  B-1
  Money Market Instruments................................................  B-1
  Description of Certain Corporate Bond and Debenture Ratings of Moody's
   Investors Service, Inc.................................................  B-4
  Description of Certain Corporate Bond and Debenture Ratings of Standard
   and Poor's Ratings Group...............................................  B-4
  Description of Commercial Paper
   Ratings................................................................  B-4
Certain Investment Limitations............................................  B-5
Certain Investment Practices..............................................  B-7
  Lending of Portfolio Securities.........................................  B-7
  Options and Futures.....................................................  B-8
  Limitations on the Use of Futures Contracts and Options Thereon and Op-
   tions on Indices....................................................... B-14
  Forward Foreign Currency Exchange Contracts............................. B-14
Directors and Officers.................................................... B-16
Control Persons........................................................... B-17
Investment Management Arrangements........................................ B-18
  Investment Management Agreements and Sub-Investment Management Agree-
   ments.................................................................. B-18


1285J-960301 (0398) SSR-LD

TABLE OF CONTENTS (CONT'D)
---------------------------------------------------------------------------------
  Allocation of Portfolio Brokerage......................................... B-20
Purchase of Shares.......................................................... B-20
Redemption In Kind.......................................................... B-22
Net Asset Value............................................................. B-22
Portfolio Transactions...................................................... B-23
  Portfolio Turnover........................................................ B-23
Certain Tax Matters......................................................... B-23
  Taxation of the Funds--in General......................................... B-23
  Taxation of the Funds' Investments........................................ B-24
  Taxation of the Funds' Shareholders....................................... B-25
Distribution of Shares of the Funds......................................... B-26
Calculation of Performance Data............................................. B-29
  Total Return.............................................................. B-30
  Yield..................................................................... B-30
  Accrued Expenses.......................................................... B-31
  Nonstandardized Total Return.............................................. B-31
  Distribution Rates........................................................ B-31
Custodian................................................................... B-32
Independent Accountants..................................................... B-32
Financial Statements........................................................ B-32


INVESTMENT PRACTICES AND POLICIES

MONEY MARKET INSTRUMENTS:
Certain money market instruments are described below. The International Equity and International Fixed Income Funds may invest in such instruments to the ex-tent otherwise consistent with their investment objectives.
 United States Treasury Securities: These consist of various types of market-able securities issued by the United States Treasury: i.e. bills, notes and bonds. Such securities are direct obligations of the United States Government and differ mainly in the length of their maturity. Treasury bills, the most frequently issued marketable government security, have a maturity of up to one year and are issued on a discount basis.

                                                                   IE/F-879D-396

 Government Agency Securities:
 These consist of debt securities issued by agencies and instrumentalities of the United States Government, including the various types of instruments cur-rently outstanding or which may be offered in the future. Agencies include, among others, the Federal Housing Administration, Government National Mortgage Association, Farmers Home Administration, Export-Import Bank of the United States, Maritime Administration, General Services Administration and Tennessee Valley Authority. Instrumentalities include, for example, the National Bank of Cooperatives, each of the Federal Home Loan Banks, Federal Home Loan Mortgage Corporation, Farm Credit Banks, Federal National Mortgage Association and the United States Postal Service. Such securities are backed by the full faith and credit of the United States (e.g., U.S. Treasury Bills), guaranteed by the United States Treasury (e.g. Government National Mortgage Association mortgage-backed securities), supported by the issuing agency's or instrumentality's right to borrow from the United States Treasury (e.g. Federal National Mortgage Association Discount Notes) or supported by the issuing agency's or instrumentality's credit.
 Bank Money Market Instruments:

 These include certificates of deposit and bankers' acceptances. Certificates of deposit are generally short-term, interest-bearing negotiable certificates issued by commercial banks or savings and loan associations against funds de-posited in the issuing institution. A banker's acceptance is a time draft drawn on a commercial bank by a borrower, usually in connection with an international commercial transaction (to finance the import, export, transfer or storage of goods). The borrower is liable for payment as well as the bank, which uncondi-tionally guarantees to pay the draft at its face amount on the maturity date. Most acceptances have maturities of six months or less and are traded in sec-ondary markets prior to maturity. A Fund will not invest in any security issued by a commercial bank or a savings and loan association unless the bank or asso-ciation is organized and located in the United States, has total assets of at least $1 billion and is a member of the Federal Deposit Insurance Corporation; provided that this limitation shall not prohibit investments in foreign branches of banks or agencies which meet the foregoing requirements. Negotiable time deposits with maturities of 30 days or less may be purchased for each Fund without limit. There is no limit on the amount of non-negotiable time deposits maturing in seven days or less. Non-negotiable time deposits with maturities exceeding seven days may be purchased for each Fund, subject to each Fund's 10% limit on its aggregate holdings of illiquid securities.
 Short-Term Corporate Debt Instruments:
 These include commercial paper (including variable amount master demand notes): i.e., short-term, unsecured promissory notes issued by corporations to finance short-term credit needs. Commercial paper is usually sold on a discount basis and has a maturity at the time of issuance not exceeding nine months.
 Variable amount master demand notes are obligations of companies that permit the Funds to invest fluctuating amounts at varying rates of interest pursuant to arrangements between the Funds as lenders, and the companies, as borrowers. The Funds will have the right, at any time, to increase the amount lent up to the full amount provided by a note or to decrease the amount. The borrower will have the right, at any time, to prepay up to the full amount of the amount bor-rowed without penalty. Because the notes are direct lending obligations between the Funds and borrowers, they are generally not traded and there is no second-ary market. However, the Funds will have the right to redeem a note at any time and receive face value plus accrued interest. Consequently, the Funds' ability to receive repayment will depend upon the borrower's ability to pay principal and interest on the Funds' demand. The Funds will invest only in either notes that have the ratings described below for commercial paper, or (because notes are not typically rated by credit rating agencies) unrated notes that are is-sued by companies that have the ratings described below for issuers of commer-cial paper. GFM International Investors Limited ("GFM" or "Sub-Investment Man-ager") does not expect that the notes will be backed by bank letters of credit. The Funds' Investment Manager and Sub-Investment Manager will value the notes held by the Funds taking into account such factors as the issuer's earning pow-er, cash flows and other liquidity ratios.

 Also included are non-convertible corporate debt securities (e.g. bonds and debentures) with no more than two years remaining to maturity at the date of settlement. Corporate debt securities with a remaining maturity of less than one year are liquid (and tend to become more liquid as their maturities lessen) and are traded as money market securities. Issues with between one and two years remaining to maturity tend to have greater liquidity and considerably less market value fluctuation than longer term issues.

 Repurchase Agreements:
 Under these arrangements, a Fund invests in securities subject to repurchase agreements with a bank or dealer. A repurchase agreement is an instrument under which the purchaser (i.e., the Fund) acquires ownership of an obligation (debt security) and the seller agrees, at the time of the sale, to repurchase the ob-ligation at a mutually agreed upon time and price, thereby determining the yield during the purchaser's holding period. This results in a fixed rate of return insulated from market fluctuations during such period, unless the seller defaults on its repurchase obligations.
 The underlying securities will consist only of U.S. Government or government agency securities, certificates of deposit, commercial paper or banker's ac-ceptances. Repurchase agreements will be collateralized by the purchased secu-rities, and, during the term of a repurchase agreement, the seller will be re-quired to provide such additional collateral as is necessary to maintain the value of all of the collateral at a level at least equal to the repurchase price. Repurchase agreements usually are for short periods, such as under one week. Repurchase agreements will be entered into with primary dealers for peri-ods not to exceed 30 days and only with respect to underlying money market se-curities in which a Fund may otherwise invest as described above. Repurchase agreements will not be entered into for a duration of more than seven days if, as a result, more than 10% of the value of a Fund's total assets would be in-vested in such agreements or other illiquid securities.
 Repurchase agreements could be viewed as a form of loan made by a Fund to the seller of the agreement, with the security subject to repurchase, in effect, serving as "collateral" for the loan. A Fund will in all cases seek to assure that the amount of collateral with respect to any repurchase agreement is ade-quate. As with a true extension of credit, however, there is risk of delay in recovery or inadequacy of the "collateral", should the seller of the repurchase agreement fail financially. Also, a Fund could incur disposition costs in con-nection with disposition of the collateral if the seller defaults. The Funds will enter into repurchase agreements only with sellers deemed to be credit-worthy and only when the economic benefit to the Funds is believed to justify the attendant risks. Portfolios has adopted standards for the sellers with whom it will enter into repurchase agreements which it believes are reasonably de-signed to assure that such a party presents no serious risk of becoming in-volved in bankruptcy proceedings within the time frame contemplated by the re-purchase agreement.

Zero Coupon Bonds
 Zero coupon bonds do not require the periodic payment of interest and are is-sued at a significant discount from face value. The discount approximates the total amount of interest the bonds will accrue and compound over the period un-til maturity at a rate of interest reflecting the market rate of the security at the time of issuance. Such investments benefit the issuer by mitigating its need for cash to meet debt service, but also require a higher rate of return to attract investors who are willing to defer receipt of such cash. Such invest-ments may experience greater volatility in market value than debt obligations which make regular payments of interest. The Funds will accrue income on such investments for tax and accounting purposes, which is distributable to share-holders. When distributed to shareholders, any such income resulting from zero coupon bonds will be paid from a Fund's cash assets, or, if necessary to pay the distribution, from the proceeds of sales of portfolio securities held by a Fund. Furthermore, a Fund will be unable to purchase additional portfolio secu-rities with any cash used to make such distributions and its current income may be reduced.

Debt Instrument Ratings
 The ratings of certain debt instruments in which the Funds may invest are de-scribed below.

DESCRIPTION OF CERTAIN CORPORATE BOND AND DEBENTURE RATINGS OF MOODY'S INVESTORS SERVICE, INC.:
Aaa-Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
 Aa--Bonds which are rated Aa are judged to be of high quality by all stan-dards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protec-tive elements may be of greater amplitude or there may be other elements pres-ent which make the long term risks appear somewhat greater than in Aaa securi-ties.
 A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.
 Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
 Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position charac-terizes bonds in this class.
 B--Bonds which are rated B generally lack characteristics of the desirable in-vestment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

DESCRIPTION OF CERTAIN CORPORATE BOND AND DEBENTURE RATINGS OF STANDARD & POOR'S RATINGS GROUP:
AAA--This is the highest rating assigned by Standard & Poor's to a debt obliga-tion and indicates an extremely strong capacity to pay principal and interest.
 AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.
 A--Bonds rated A have a strong capacity to pay principal and interest, al-though they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
 BBB--Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parame-ters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.
 BB or B--Bonds rated BB or B are regarded, on balance, as predominantly specu-lative with respect to capacity to pay interest and repay principal in accor-dance with the terms of the obligation. BB indicates the lowest degree of spec-ulation and B a relatively higher degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighted by large uncertainties or major risk exposures to adverse conditions.

DESCRIPTION OF COMMERCIAL PAPER RATINGS:
Commercial paper rated A (highest quality) by Standard & Poor's has the follow-ing characteristics: Liquidity ratios are adequate to meet cash requirements. Long-term senior debt is rated A or better, although in some cases BBB credits may be allowed. The issuer has access to at least two additional channels of bor-rowing. Basic earnings and cash flow have an upward trend with allowance made for unusual circumstances. Typically, the issuer's industry is well established and the issuer has a strong position within the industry. The reliability and quality of management are unquestioned. The relative strength or weakness of the above factors determine whether the issuer's commercial paper is rated A-1, A-2 or A-3. (Those A-1 issues determined to possess overwhelming safety charac-teristics are denoted with a plus (+) sign: A-1+.)
 The rating Prime is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: evaluation of the management of the issuer; economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; evaluation of the issuer's products in relation to competition and customer acceptance; liquidity; amount and quality of long-term debt; trend of earnings over a period of 10 years; financial strength of any parent company and the relationships which exist with the issuer; and recogni-tion by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. These factors are all considered in determining whether the commercial paper is rated Prime-1, Prime-2 or Prime-3.

CERTAIN INVESTMENT LIMITATIONS
The investment limitations not described in the Prospectus and generally common to the Funds are described below. The following four fundamental policies may not be changed without approval of holders of a majority of the outstanding voting shares of each Fund affected (which for this purpose and under the In-vestment Company Act of 1940, as amended (the "1940 Act") means the lesser of
(i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares).
 No Fund may:
 1. borrow money or purchase securities on margin, provided, however, that this restriction shall not prohibit a Fund from (a) obtaining such short-term credits as are necessary for the clearance of portfolio transactions,
    (b) temporarily borrowing up to 5% of the value of a Fund's total assets for extraordinary or emergency purposes, such as for permitting redemption requests to be honored which might otherwise require the sale of securi-ties at a time when it is not in the Fund's best interests or (c) purchas-ing securities on a "when-issued" or "forward commitment" basis. Collat-eral arrangements entered into by the Fund to make margin deposits in con-nection with futures contracts, including options on futures contracts, are not for these purposes deemed to be the purchase of a security on mar-gin. The aggregate amount of obligations identified in (a), (b) and (c) above, when incurred, will not exceed one-third of the amount by which the Fund's total assets exceed its total liabilities (excluding the liabili-ties represented by such obligations). If at any time a Fund's obligations of such type exceed the foregoing limitation, such obligations will be promptly reduced to the extent necessary to comply with the limitation.
    The Funds will not issue senior securities, other than those which repre-sent obligations under (a), (b) and (c). For purposes hereof, writing cov-ered call and put options and entering into futures contracts and options thereon to the extent permitted by the investment policies described in the Prospectus shall not be deemed to involve the issuance of senior secu-rities or borrowings;

 2. engage in the underwriting of securities of other issuers, except to the extent that in selling portfolio securities, it may be deemed to be a "statutory" underwriter for purposes of the Securities Act of 1933; or

 3. purchase or sell real estate or real estate interests (except that the Fund may invest up to 10% of its total assets in: (i) readily marketable securities of issuers which deal in real estate or mortgages; and (ii) readily marketable securities which are secured by real estate or inter-ests therein, and the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund's ownership of such securities.

 4. acquire securities for the purpose of exercising control over the manage-ment of any company or if such acquisition would thereupon cause more than 25% of the value of the Fund's total assets to consist of (1) securities (other than securities issued or guaranteed by the United States govern-ment, its agencies and instrumentalities) which, together with other secu-rities of the same issuer, constitute more than 5% of the value of the Fund's total assets and (2) voting securities of issuers more than 10% of whose outstanding voting securities are owned by Portfolios.

 The International Equity Fund may not:

 1. make any investment which would thereupon cause more than 25% of the value of the total assets of the Fund to be invested in securities issued by companies principally engaged in any one industry, provided, however, that
    (a) utilities will be divided according to their services so that, for example, gas, gas transmission, electric and telephone will each be deemed a separate industry, (b) oil and oil related companies will be divided by type so that, for example, domestic crude oil and gas producers, domestic integrated oil companies, international oil companies and oil service companies will each be deemed a separate industry, and (c) savings and loan associations and finance companies will each be deemed a separate industry. To the extent that 25% of the total assets of the Fund may become invested in the four oil related industries listed above in the aggregate, such fact will be disclosed. For purposes of this limitation, all debt securities issued by foreign governments, their agencies or instrumentalities will be treated as foreign government debt and all debt securities issued by supranational organizations will be treated as supranational debt.

 The following investment restrictions may be changed without approval of shareholders.

 1. No Fund will purchase securities of other investment companies if such purchase would thereupon cause more than 10% of the value of the total as-sets in the Fund to be invested in the securities of investment companies or more than 5% of such value to be invested in the securities of any one investment company, or would cause Portfolios to own more than 3% of the total outstanding voting stock of any such company (or together with other investment companies having the same investment adviser to own more than 10% of the total outstanding voting stock of any closed-end investment company). Securities of investment companies may also be acquired as part of a merger, consolidation, acquisition of assets or reorganization.

 2. No Fund will make any investment in repur-chase agreements having a matu-rity of more than seven days or any other illiquid assets if, as a result, more than 10% of the Fund's total assets would be invested in illiquid as-sets or more than 5% of the Fund's total assets would be invested in re-stricted securities. For purposes of this limitation, privately placed se-curities that are not registered under the Securities Act of 1933, but that can be offered and sold to qualified institutional buyers under Rule 144A under that Act are not considered restricted securities.

 3. Portfolios will not make any short sale or participate on a joint or joint and several basis in any trading account in securities. The latter policy, however, does not prohibit combining orders for portfolio securities as described in "Investment Management Agreements and Sub-Investment Manage-ment Agreements," on page B-18.

 4. No Fund will invest in oil, gas or other mineral exploration or develop-ment programs (although it may invest in issuers which own or invest in such interests).

 5. No Fund will purchase securities of any issuer with a record of less than three years continuous operations, including predecessors, except obliga-tions issued or guaranteed by the U.S. Government or by any foreign gov-ernment or their agencies or instrumentalities, if such purchase would cause the in-vestments of the Fund in all such issuers to exceed 5% of the total assets of the Fund taken at market value.

 6. No Fund will purchase or retain securities of an issuer any of whose offi-cers, directors, trustees or security holders is an officer, director or trustee of the Fund or a member, officer, director or trustee of the in-vestment adviser of the Fund if one or more of such individuals owns bene-ficially more than one-half of one percent ( 1/2%) of the outstanding shares or securities or both (taken at market value) of such issuer and such individuals owning more than one-half of one percent ( 1/2%) of such shares or securities together own beneficially more than 5% of such shares or securities or both.

 The investment restrictions set forth in the Pro- spectus contain an exception that permits the Funds to purchase securities pursuant to the exercise of sub-scription rights, subject to the condition that such purchase will not result in a Fund ceasing to be a diversified investment company. Japanese and European corporations frequently issue additional capital stock by means of subscription rights offerings to existing shareholders at a price substantially below the market price of the shares.

 The failure to exercise such rights would result in a Fund's interest in the issuing company being diluted. The market for such rights is not well developed and, accordingly, a Fund may not always realize full value of the sale of rights. Therefore, the exception applies in cases where the limits set forth in the investment restrictions in the Prospectus would otherwise be exceeded by exercising rights or have already been exceeded as a result of fluctuations in the market value of a Fund's portfolio securities with the result that a Fund would otherwise be forced either to sell securities at a time when it might not otherwise have done so, or to forego exercising the rights.

CERTAIN INVESTMENT PRACTICES

LENDING OF PORTFOLIO SECURITIES:
Subject to Portfolios' fundamental investment restrictions, each Fund from time to time may lend some of its securities to brokers, dealers and financial in-stitutions and receive as collateral cash or United States Treasury securities which at all times while the loan is outstanding will be maintained by the bor-rower in amounts equal to at least 100% of the current market value of the loaned securities. Any cash collateral will be invested in short-term high-grade securities, which can increase the current income of the Fund lending its securities, since the Fund continues to receive interest and dividends on the loaned securities during the period of the loan. Any gain or loss in the market value of loaned securities or securities in which cash collateral is invested during the term of the loan would also inure to the Fund.

 Loans of portfolio securities will not have terms longer than 30 days and will be terminable at any time. The Funds will have the right to retain record own-ership of loaned securities to exercise beneficial rights such as voting rights, subscription rights and rights to dividends, interest or other distri-butions. Portfolios on behalf of the Funds may pay reasonable finders, adminis-trative and custodial fees to persons unaffiliated with the Funds for services in connection with such loans.

 The dividends, interest, and other distributions received by a Fund on loaned securities may, for tax purposes, be treated as income other than qualified in-come for the 90% test discussed under "Certain Tax Matters," on page B-24. The Funds intend to lend portfolio securities only to the extent that such activity does not jeopardize the Funds' qualification as regulated investment companies under the Internal Revenue Code of 1986, as amended (the "Code").

 If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates, and the Fund could use the collateral to replace the securities, while holding the borrower liable for any excess of the replacement cost over the amount of collateral. As with any extension of credit, there are risks of delay in recovery, and in some cases even loss of rights in the col-lateral, should the borrower of the securities fail financially. However, loans of portfolio securities will be made only to firms deemed to be creditworthy and only when the economic benefit to the Funds is believed to justify the at-tendant risks. On termination of a loan, the borrower is required to return the loaned securities to the Fund.

OPTIONS AND FUTURES:
 Options on Portfolio Securities and Currencies: Subject to the fundamental in-vestment restrictions, all the Funds may write (sell) covered call options and may purchase put options with respect to securities in their portfolio. The Funds may also purchase call options and may write covered put options on secu-rities or currencies.
 A call option gives the purchaser of such option, in exchange for the option premium, the right to buy (and obligates the writer to sell) the underlying se-curity or currency at the price specified in the option (the "exercise price") at any time until the option expires, generally within three to nine months. The exercise price, plus the option premium paid, will always be greater than the market price of the underlying security or currency at the time the option is written. A put option gives the purchaser of such option, in exchange for the option premium, the right to sell (and obligates the writer to purchase) the underlying security or currency at the exercise price at any time before the option expires.
 If a covered call or put option written by a Fund expires unexercised, the Fund will realize as income, in the form of a short-term capital gain, the pre-mium it received for the sale of the option, less the brokerage commission it paid i.e., the "net premium." If a call option written by a Fund is exercised, a decision over which the Fund has no control, the Fund must sell the under-lying security or currency to the option holder at the exercise price. By writ-ing a covered call option, the Fund foregoes, in exchange for the net premium, the opportunity to profit from any increase in the value of the underlying se-curity or currency above the exercise price plus the premium paid. Therefore, call options may be written when GFM believes that the security or currency should be held, but no increase in price or only a moderate increase within the option period is expected.
 By writing a covered put option, a Fund receives premium income but obligates itself to purchase from the option holder, at the price specified in the op-tion, the particular security or currency underlying the option at any time prior to the expiration of the option period, regardless of the market value of the security or currency during the option period. Therefore, put options will be written when GFM believes that the security's or currency's price will rise during the exercise period and, consequently, the option will not be exercised.
 If an option purchased by a Fund expires unexercised, the Fund will experience a loss in the amount of the premium paid for the option. The Fund will gener-ally decide to exercise a put option if the market price of the underlying se-curity or currency falls below the exercise price plus the premium paid; it will generally decide to exercise a call option if the market price of the un-derlying security or currency exceeds the exercise price plus the premium paid. Therefore, options may be purchased when GFM believes that, in the case of a put, the security or currency should be held but its market price may fall, or, in the case of a call, the security or currency should be purchased in the fu-ture and its market price may rise.
 In order to reduce the risk of loss, the Funds will not purchase options un-less GFM believes the market is sufficiently developed. The Funds will not sell the securities or currencies against which options have been written until af-ter the option period has expired, a closing purchase transaction, if avail-able, has been executed, a corresponding put or call option has been purchased or the written option is otherwise covered.
 Options are traded or on certain recognized securities exchanges including the following United States and foreign exchanges: the Chicago Board Options Ex-change, American Stock Exchange, New York Stock Exchange, Pacific Stock Ex-change and Philadelphia Stock Exchange, the Toronto Stock Exchange, Montreal Stock Exchange, European Options Exchange (in the Netherlands) and London Stock Exchange.
 A Fund may terminate its obligation as the writer of an option by purchasing an option with the same exercise price and expiration date as the option previ-ously written (a "closing purchase transaction"). If a Fund cannot enter into a closing purchase transaction (for example, because no such options are avail-able for purchase), the Fund will continue to bear the risk of loss of the ap-preciation, if any, in the price of the underlying security or currency during the remaining term of the option, if it has written a call option, or the Fund will continue to be obligated to purchase the specified securities or curren-cies at the exercise price, regardless of the market value or exchange rate, if it has written a put option.

 Both sales and purchases of options require the Funds to pay brokerage commis-sions. To the extent that an option sold by the Funds is exercised, the Funds may incur brokerage commissions or other transaction costs in reinvesting the proceeds received upon such exercise. Also, writing covered call options can increase a Fund's turnover rate.
 When a Fund sells a covered call or put option, an amount equal to the net premium (the premium less the commission) received by the Fund is included in the liability section of the Fund's statement of assets and liabilities as a deferred credit. The amount of the deferred credit subsequently will be marked-to-market to reflect the current value of the option written. If an option ex-pires on its stipulated expiration date or if the Fund enters into a closing purchase transaction, the Fund will realize a gain (or loss, if the cost of a closing purchase transaction exceeds the net premium received when the option was sold), and the deferred credit related to such option will be eliminated. If a call option sold by the Fund is exercised, the Fund will realize a long-term or short-term gain or loss from the sale of the underlying security or currency, and the proceeds of the sale will be increased by the premium previ-ously received on the option. The writing of such call options will not affect the holding period of the underlying security. If a put option sold by the Fund is exercised, the Fund's cost for the security or currency purchased will be reduced by the premium previously received on the option written.

 Options on Indices:
  The Funds intend to utilize options on stock indices. Options on stock indi-ces are similar to options on stock, except that all settlements are made in cash rather than by delivery of the stock, and gains or losses depend on price movements in the stock market generally (or in a particular industry or segment of the market represented by the index) rather than price movements in individ-ual stocks.
 Upon payment of a specified premium at the time an option on a stock index is entered into, the purchaser of a call option on a stock index obtains the right to receive, upon exercise of the option, a sum of money equal to a multiple of any excess of the value of the specified stock index, on the exercise date, over the exercise or "strike" price specified by the option. The purchaser of a put option on a stock index obtains the right to receive, upon exercise of the option, a sum of money equal to a multiple of any excess of the strike price over the value of the stock index.
 The writer of a stock index option has obligations which correspond to the purchaser's rights. Thus, for example, the writer of a call option on a stock index, in consideration of the option premium received, has the obligation to pay, upon exercise, a dollar amount equal to a multiple of any excess of the value of the specified stock index on the date of exercise over the strike price specified in the option. The writer of a put option on a stock index, in consideration of the option pre-mium received, has the obligation to pay, upon exercise, a dollar amount equal to a multiple of any excess of the value of the strike price specified in the option over the value of the specified stock in-dex on the date of exercise.
 The Funds will cover call options on a stock index written by, for example, holding in a segregated account, with the custodian for Portfolios, portfolio securities that substantially replicate the movement of the particular index upon which the call option was written or sufficient cash or liquid assets to cover the outstanding position. In addition, the Funds may also choose to cover call options written by holding a separate call option permitting the purchase of the same stock index at the same strike price. The Funds will cover put op-tions on a stock index written by, for example, holding in a segregated ac-count, with the custodian for Portfolios, cash or liquid assets equal to the strike price of the put option or by holding a separate put option permitting the purchase of the same stock index at the same strike price.
 The Funds intend to write covered call and put options on a stock index for the same purposes as they might write covered call and put options on their portfolio securities.
 A securities index fluctuates with changes in the market values of the securi-ties included in the index. For example, some options on securities indices are based on a broad market index such as the Nikkei Index of 225 Japanese stocks traded on the Singapore International Monetary Exchange

("Nikkei Index") or the Standard & Poor's 500 Index, or a narrower market index such as the Standard & Poor's 100 or the Osaka Index of 50 Japanese Stocks traded on the Osaka Exchange. Indices may also be based on an industry or mar-ket segment such as the AMEX Oil and Gas Index or the Computer and Business Equipment Index. Options on stock indices are currently traded on the following exchanges, among others: the London Traded Options Market, The Chicago Board Options Exchange; New York Stock Exchange; and American Stock Exchange. Options on other types of securities indices, which do not currently exist, may be in-troduced and traded on exchanges in the future.
 Options on indices relating to certain debt securities, referred to as inter-est rate indices, may be introduced in the future. In the event that a liquid market develops for options on an interest rate index, and the Board of Direc-tors of Portfolios authorizes a particular Fund to use such an option, the Fund may do so. Where permitted, each Fund intends to utilize options on interest rate indices in a manner similar to that described above with respect to op-tions on stock indices.
 The Funds' purchase and sale of options on indices will be subject to the same risks as those applicable to options on individual securities. In addition, the distinctive characteristics of options on indices create certain risks that are not present with options on individual securities. For example, index prices may be distorted if trading of certain securities included in the index is in-terrupted. Trading in the index options also may be interrupted in certain cir-cumstances, such as, for example, if trading were halted in a substantial num-ber of securities included in the index. If this occurred, the Fund would not be able to close out options which it had purchased or written and, if restric-tions on exercise were imposed, would be unable to exercise an option it holds, which could result in substantial losses to the Fund. The Funds intend to pur-chase or write options only on indices which include a sufficient number of se-curities to minimize the likelihood of a trading halt in such options. In addi-tion, the ability to establish and close out positions on options on indices will be subject to the development and maintenance of a liquid secondary market for such options. The Funds will not purchase or sell any option on an index unless and until, in the opinion of GFM, the market for such options has devel-oped sufficiently that the risk in connection with such transactions is accept-able.
 The effectiveness of hedging through the purchase of options on indices will depend upon the extent to which price movements in the portion of the securi-ties portfolio being hedged correlate with price movements in the selected in-dex. Perfect cor-relation is not possible because the securities held or to be acquired by a Fund will not exactly match the composition of the indices on which options are written. In the purchase of options on indices, the principal risk is that the premium and transaction costs paid by a Fund in purchasing an option will be lost as a result of unanticipated movements in the price of the securities comprising the index for which the option has been purchased. In writing call options on indices, the principal risks are the inability to ef-fect closing transactions at fav-orable prices and the inability to participate in the appreciation of the underlying securities. In writing put options on in-dices, the principal risks are the inability to effect closing transactions at favorable prices and the obligation to make a cash settlement relating to the stock index at prices which may not reflect current market values.

 Futures Transactions:
 A futures contract is an agreement to buy or sell a security or currency (or deliver a final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract) for a set price in the future. Trading in futures is regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission ("CFTC"). Futures contracts trade on certain regulated contract markets through an open outcry auction on the exchange floor. The Funds, as described more fully below, may purchase or sell futures contracts to effect hedging transac-tions. A hedge, as defined by the CFTC, is a transaction in which the Funds utilize futures contracts in order to protect the value of underlying portfolio securities or the currencies in which they are denominated from adverse fluctu-ations in the financial markets.

 Positions taken in the futures markets are not normally held until delivery or cash settlement is required, but instead are liquidated through offsetting transactions that may result in a gain or a loss. While futures positions taken by a Fund will usually be liquidated in this manner, the Fund may instead make or take delivery of underlying securities or currencies whenever it appears ec-onomically advantageous for the Fund to do so. A clearing organization associ-ated with the exchange on which futures are traded assumes responsibility for closing out transactions and guarantees that, as between the clearing members of an exchange, the sale and purchase obligations will be performed with regard to all positions that remain open at the termination of the contract.
 Upon entering into a futures contract, a Fund is required to deposit with a futures commission merchant or in a segregated custodial account a certain per-centage (presently less than ten percent) of the futures contract's market value as "initial margin." Initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned upon termination of the futures contract if all contractual obligations have been satisfied. The initial margin in most cases consists of cash or U.S. Government securities. Subsequent cash payments, called "variation margin," may be required as a re-sult of marking the contracts to market on a daily basis as the contract value fluctuates.
 The use of futures contracts entails certain risks in addition to those stated below, including but not limited to; possible reduction in the Fund's income due to the use of hedging; possible reduction in value of both securities or currencies hedged and the futures contract; and potential losses in excess of the amount initially invested in the futures contracts themselves. The use of futures contracts requires special skills in addition to those needed to select portfolio securities or currencies.

 Stock Index Futures Contracts:
 The Funds, consistent with their investment objectives and policies, may at-tempt to reduce the risk of investments in equity securities by hedging por-tions of its underlying portfolio through the use of standardized stock index futures contracts. These contracts currently are actively traded on the Chicago Board of Trade, the Chicago Mercantile Exchange, the New York Futures Exchange and the Kansas City Board of Trade. Foreign stock index futures traded outside the United States include the Nikkei Index traded on the Singapore Interna-tional Monetary Exchange, Osaka Index traded on the Osaka Exchange, Financial Times Stock Exchange Index of the 100 largest stocks on the London Stock Ex-change traded on the London International Financial Futures Exchange, the All Ordinaries Share Price Index of 307 stocks on the Sydney, Melbourne Exchanges, Hang Seng Index of 33 stocks on the Hong Kong Stock Exchange, Barclays Share Price Index of 40 stocks on the New Zealand Stock Exchange and Toronto Index of 35 stocks on the Toronto Stock Exchange. Futures and futures options on the Nikkei Index are traded on the Chicago Mercantile Exchange. U.S. commodity ex-changes may develop futures and futures options on other indices of foreign se-curities; futures and options on a U.S. devised in-dex of foreign stocks are also being developed. A stock index futures contract is an agreement in which the seller of the contract agrees to deliver to the buyer an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the under-lying stocks in the index is made.
 The Funds intend to engage in stock index futures transactions as a hedge against market risk resulting from market conditions and over-all economic prospects with respect to the value of portfolio securities held by the Funds or which the Funds intend to purchase, as distinguished from stock-specific risk resulting from the market's evaluation of the merits of a particular secu-rity. For example, a Fund might sell stock index futures contracts to hedge against a decline in the value of securities held in that Fund. Alternatively, a Fund might buy stock index futures contracts to hedge against a rise in the value of securities the Fund intends to acquire.
 A Fund's successful use of stock index futures contracts depends upon the ability of GFM to ac-curately assess the direction of the stock market and is subject to various ad-ditional risks. The correlation between movement in the price of the stock in-dex futures contract and the price of the securities being hedged is imperfect and the risk from imperfect correlation increases as the composition of the Fund portfolio diverges from the composition of the relevant index. In addi-tion, the ability of a Fund to close out a futures position depends on a liquid secondary market. There is no assurance that liquid second-ary markets will exist for any particular futures contract at any particular time. See also the risks noted above under "Futures Transactions."

 Interest Rate Futures Contracts:
 Each of the Funds, consistent with its investment objective and policies, may buy and sell futures contracts on interest-bearing securities (such as U.S. Treasury Bonds, U.S. Treasury Notes, three-month U.S. Treasury Bills, Eurodol-lar Certificates of Deposit and GNMA Certificates) for hedging purposes. Futures contracts on interest-bearing securities are actively traded on the Chicago Board of Trade, London International Financial Futures Exchange, Tokyo Stock Exchange, Paris Stock Exchange and International Monetary Market at the Chicago Merchantile Exchange. Further, in the event that a liquid market devel-ops for futures contracts based on an interest rate index, and the Board of Di-rectors of Portfolios authorizes a particular Fund to use such futures con-tracts, the Fund may do so. Futures contracts on interest-bearing securities and interest rate indices are referred to collectively as "interest rate futures contracts." The Funds will engage in transactions in only those inter-est rate futures contracts that are traded on a commodities exchange or a board of trade and are standardized as to maturity date and the underlying financial instrument.
 For example, a Fund might sell an interest rate futures contract to hedge against a decline in the market value of debt securities the Fund owns. A Fund might also purchase an interest rate futures contract to hedge against an an-ticipated increase in the value of debt securities the Fund intends to acquire. The risks of interest rate futures contracts are briefly described above in connection with the proposed use of stock index futures contracts and in the general description of "Futures Transactions." In addition, a Fund's successful use of interest rate futures contracts depends upon the ability of GFM to accu-rately assess interest rate moves. Further, because there are a limited number of types of interest rate futures contracts, it is likely that the financial futures contracts available to a Fund will not exactly match the debt securi-ties the Fund intends to hedge or acquire. To compensate for differences in historical volatility between securities a Fund intends to hedge or acquire and the interest rate futures contracts available to it, the Fund could purchase or sell futures contracts with a greater or lesser value than the debt securities it wished to hedge or intended to purchase. This imperfect correlation between the interest rate futures contract and the debt securities being hedged is an-other risk.

 Currency Futures Contracts:
 The Funds may buy and sell futures contracts on currencies. The Funds will en-gage in transactions in only those currency futures contracts that are traded on a national or foreign commodities exchange or a board of trade and are stan-dardized as to maturity date and the underlying financial instrument.
 Currency futures contracts may be used on currencies as a hedge against changes in prevailing currency exchange rates in order to establish more defin-itively the return on foreign securities held or intended to be acquired by the Funds. In this regard, the Funds could sell currency futures contracts to off-set the effect of expected decreases in currency exchange rates and purchase such contracts to offset the effect of expected increases in currency exchange rates. Although techniques other than the sale and purchase of currency futures contracts could be used for these purposes, currency futures contracts may be an effective and relatively low cost means of implementing these strategies.

 Options on Futures:
 The Funds may purchase put and call options on stock index futures contracts, write (i.e., sell) covered call options on stock index futures con-tracts and enter into closing transactions with respect to such options. The Funds may also write covered put options on stock index futures options or cur-rency futures contracts and may enter into closing transactions with respect to such options. In addition, the Funds are permitted to purchase or write covered put and call options on interest rate futures with respect to such options. Such transactions will only be for bona fide hedging purposes, as defined by the CFTC. A call option on a futures contract gives the purchaser the right, in return for the premium paid, to purchase a futures contract (assume a "long" position) at a specified exercise price at any time before the option expires. A put option gives the purchaser the right, in return for the premium paid, to sell a futures contract (assume a "short" position), for a specified exercise price, at any time before the option expires. Upon the exercise of a call, the writer of the option is obligated to sell the futures contract (to deliver a "long" position to the option holder) at the option exercise price, which will presumably be lower than the current market price of the contract in the futures market. Upon exercise of a put, the writer of the option is obligated to purchase the futures contract (to deliver a "short" position to the option holder) at the option exercise price, which will presumably be higher than the current market price of the contract in the futures market.
 When a Fund as a purchaser of an option on a futures contract exercises such option and assumes a long futures position in the case of a call, or a short futures position in the case of a put, its gain will be credited to its futures margin account. Any loss suffered by the writer of the option on a futures con-tract will be debited to its futures variation margin account. However, as with the trading of futures, most participants in the options markets do not seek to realize their gains or losses by exercise of their option rights. Instead, the holder of an option will usually realize a gain or loss by buying or selling an offsetting option (i.e., entering into a closing transaction) at a market price that will reflect an increase or a decrease from the premium originally paid as a purchaser or required as a writer.
 Options on futures contracts can be used by a Fund to hedge the same risks as might be addressed by the direct purchase or sale of the underlying futures contracts themselves. Depending on the pricing of the option, compared to ei-ther the futures contract upon which it is based or upon the price of the un-derlying securities or currencies themselves, it may or may not be less risky than direct ownership of the futures contract or the underlying securities or currencies.
 In contrast to a futures transaction, in which only transaction costs are in-volved, benefits received by a Fund as a purchaser in an option transaction will be reduced by the amount of the pre-mium paid as well as by transaction costs. In the event of an adverse market movement, however, a Fund which pur-chased an option will not be subject to a risk of loss on the option transac-tion beyond the price of the premium it paid plus its transaction costs. Pur-chasers of options who do not exercise their options prior to the expiration date will suffer a loss of the entire premium.
 If a Fund writes covered call or put options on futures contracts, the Fund will receive a premium but will assume a risk of adverse movement in the price of the underlying futures contract comparable to that involved in holding a futures position. If the option is not exercised, the Fund will realize a gain in the amount of the premium, which may partially offset unfavorable changes in the value of securities held in the Fund or to be acquired for the Fund. If the option is exercised, the Fund will incur a loss in the option transaction, which will be reduced by the amount of the premium it has received, but which may also partially offset favorable changes in the value of its securities or currencies. For example, the writing of a call option on a futures contract constitutes a partial hedge against declining prices of the underlying securi-ties or currencies. If the futures price at expiration is below the exercise price, the Fund will retain the full amount of the option premium, which pro-vides a partial hedge against any decline that may have occurred in the value of the Fund's holdings of securities or currencies.
 While the purchaser or writer of an option on a futures contract may normally terminate its posi-tion by selling or purchasing an offsetting option of the same series, a Fund's ability to establish and close out options at fairly es-tablished prices will be subject to the existence of a liquid market. The Funds will not purchase or write options on futures contracts unless, in the opinion of GFM, the market for such options has sufficient liquidity that the risks associated with such options transactions are not unacceptable.

LIMITATIONS ON THE USE OF FUTURES CONTRACTS AND OPTIONS THEREON AND OPTIONS ON
INDICES:
 Regulations of the CFTC currently require certain limits to be placed on the use of futures contracts and options thereon. To ensure that the transactions constitute bona fide hedges, in instances involving the purchase or sale of a futures contract or the writing of covered call options on futures contracts, each Fund will be required to either (i) segregate sufficient cash or liquid assets to cover the outstanding position or (ii) cover the futures contract or option written on such contract by owning the instruments or currency under-lying the futures contract or option thereon or by holding a separate option permitting it to purchase or sell the same futures contract or option at the same strike price or better. In instances involving the writing of covered put options on futures contracts, the Funds will be required to (i) segregate suf-ficient cash or liquid assets equal to the strike price of the put options written or (ii) purchase a put option on the same futures contract at the same strike price as that written by the Funds. Where such positions are covered by the segregation of sufficient cash, cash equivalents or underlying securities, such amounts will be held in a segregated account with Portfolios' custodian to collateralize the position, thereby insuring that the use of such futures con-tracts and options thereon is unleveraged. A Fund may not establish a position in a futures contract or purchase an option thereon if immediately thereafter the sum of the amount of initial margin deposits on all open futures contracts and premiums paid for unexpired options on futures contracts would exceed 5% of the market value of that Fund's total assets; provided however, that in the case of an option that is "in-the-money" at the time of the purchase, the "in-the-money" amount may be excluded in calculating the 5% limitation. In addi-tion, shares of the Funds may not be sold or advertised as a participation in a commodity pool or other vehicle for trading in the commodity futures or options markets. Finally, the Funds must agree to submit information to the CFTC, as requested, to demonstrate compliance with applicable regulations and to assist the CFTC in collecting data and refining its hedging standards.
 With respect to options on indices, in order to insure that call options writ-ten by the Funds on indices are covered and, therefore, unleveraged, the Funds would be required to: (i) hold in a segregated account, with Portfolios' custo-dian, portfolio securities that substantially replicate the movement of the particular index upon which the call option was written or sufficient cash or liquid assets to cover the outstanding position, or (ii) hold a separate option permitting the purchase or sale of the same stock index at the same strike price or better. With respect to put options written on stock indices, the Funds will (i) segregate sufficient cash or liquid assets equal to the strike price of the put option written or (ii) purchase a put option on the same index at the same strike price as that written by the Funds.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS:
 Each Fund may use forward foreign currency exchange contracts ("forward cur-rency contracts") to hedge the currency risk relating to the non-U.S. dollar-denominated securities purchased, sold, or held by that Fund.
 A forward currency contract involves an obligation to purchase or sell a spe-cific currency at a future date, which may be any fixed number of days from the date of the contract as agreed by the parties, at a price set at the time of the contract. In the case of a cancelable forward currency contract, the holder has the unilateral right to cancel the contract at maturity by paying a speci-fied fee. Forward currency contracts are traded in the interbank market con-ducted directly between currency traders (usually large commercial banks) and their customers. They generally have no deposit requirement, and no commissions are charged at any stage for trades. Although foreign exchange traders do not charge a fee for currency conversion, they do realize a profit based on the difference (the "spread") between prices at which they are buying and selling various currencies.

Thus, a trader may offer to sell a foreign currency to a Fund at one rate, while offering a lower rate of exchange should the Fund desire to resell that currency to the trader.
 At the maturity of a forward currency contract, a Fund may either accept or make delivery of the currency specified in the contract, or at or prior to ma-turity, a Fund may enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward currency contracts are usually effected with the currency trader that is a party to the original forward contract.
 As described in the Prospectus, each Fund may enter into a forward currency contract under two circumstances. First, when a Fund has entered into a con-tract to purchase or sell a non-U.S. security, it may protect itself against a possible loss between the trade date and the settlement date resulting from an adverse change in the relationship be-tween the U.S. dollar and the foreign currency in which such security is denominated by entering into a forward cur-rency contract in U.S. dollars for the purchase or sale of the amount of the foreign currency involved in the underlying security transaction. Second, when management of a Fund believes a particular foreign currency may suffer or enjoy a substantial movement against the U.S. dollar, the Fund may enter into a for-ward currency contract to sell or buy an amount of such currency (or another currency in a cross hedging transaction) approximating the value of some or all of the Fund's securities denominated in such foreign currency. However, the precise matching of the amounts of forward currency contracts and the value of the portfolio securities being hedged will not generally be possible, because the future value of such securities in foreign currencies will change as a con-sequence of movements in the market value of those securities between the dates the forward currency contracts are entered into and the dates they mature.
 Since it is impossible to forecast with precision the market value of portfo-lio securities at the expiration or maturity of a forward currency contract, it may be necessary for a Fund to purchase additional foreign currency on the spot (i.e. cash) market (and bear the expense of such purchase) if the market value of the securities being hedged is less than the amount of foreign currency the Fund would be obligated to deliver upon the sale of such securities. Converse-ly, it may be necessary for the Fund to sell some of the foreign currency re-ceived upon the sale of portfolio securities on the spot market if the market value of such securities exceeds the amount of foreign currency the Fund is ob-ligated to deliver.
 Each Fund may enter into forward currency contracts or maintain a net exposure on such contracts only if (i) the consummation of the contracts would not obli-gate the Fund to deliver an amount of foreign currency in excess of the value of the Fund's securities or other assets denominated in that currency or (ii) the Fund maintains with its custodian cash, U.S. government securities, or liq-uid cash in a segregated account in an amount not less than the value of the Fund's total assets committed to the consummation of the contracts.
 The use of forward currency contracts involves various risks. A Fund may not always be able to enter into a forward currency contract when management deems it advantageous to do so, for instance, if the Fund is unable to find a counterparty to the transaction at an attractive price. Furthermore, a Fund may not be able to purchase forward currency contracts with respect to all of the foreign currencies in which its portfolio securities may be denominated. In those circumstances, and in a cross hedging forward currency contract, the cor-relation between the movements in the exchange rates of the subject currency and the currency in which the portfolio security is denominated may not be pre-cise. Forward currency contracts are not guaranteed by a third party and, ac-cordingly, each party to a forward currency contract is dependent upon the creditworthiness and good faith of the other party. A default on the contract would deprive a Fund of unrealized profits or force the Fund to cover its com-mitments for purchase or sale of currency, if any, at the current market price. Finally, the cost of purchasing forward currency contracts in a particular cur-rency will reflect, in part, the rate of return available on instruments denom-inated in that currency. The cost of purchasing forward currencies that gener-ally yield high rates of return may thus tend to reduce the rate of return to-ward the rate of return that would be earned on assets denominated in U.S. dol-lars.

DIRECTORS AND OFFICERS
 The directors and officers of Portfolios and their principal occupations for at least the last five years are set forth below. Unless otherwise noted, the address of each executive officer and director is One Madison Avenue, New York, New York 10010.

                                                                PRINCIPAL  OCCUPATION(S)
 NAME, (AGE) AND ADDRESS       POSITION(S)                        DURING PAST 5 YEARS
 -----------------------       -----------                      ------------------------
 Steve A. Garban (59)+.......  Director                   Retired, formerly Senior Vice-
 The Pennsylvania State Uni-                              President Finance and Operations and
 versity                                                  Treasurer Emeritus, The Pennsylvania
 208 Old Main                                             State University
 University Park, PA 16802
 Malcolm T. Hopkins (68)+....  Director                   Former Vice-Chairman of the Board
 14 Brookside Road                                        and Chief Financial Officer, St.
 Biltmore Forest                                          Regis Corp.
 Asheville, NC 28803
 Edward M. Lamont (70)+......  Director                   Private investor and author of
 Box 1234                                                 business history; prior thereto,
 Moores Hill Road                                         employed by Morgan Guaranty Trust
 Syosset, NY 11791                                        Company of New York
 Robert A. Lawrence (70)+....  Director                   Partner, Saltonstall & Co. (private
 50 Congress Street                                       investment firm)
 Boston, MA 02109
 Dean O. Morton (64)+........  Director                   Retired; formerly Executive Vice-
 3200 Hillview Avenue                                     President, Chief Operating Officer
 Palo Alto, CA 94304                                      and Director, Hewlett--Packard
                                                          Company
 Michael S. Scott Morton       Director                   Jay W. Forrester Professor of
 (59)+.......................                             Management at Sloan School of
 Massachusetts Institute of                               Management, MIT
   Technology ("MIT")
 77 Massachusetts Avenue
 Cambridge, MA 02139
 Toby Rosenblatt (58)+.......  Director                   President, The Glen Ellen Company
 3409 Pacific Avenue                                      and Vice President, Founders
 San Francisco, CA 94118                                  Investments Ltd.
 Ralph F. Verni (54)(*)+.....   Chairman of the Board,    Chairman of the Board, President and
 One Financial Center           President, Chief          Chief Executive Officer, State
 Boston, MA 02111               Executive Officer and     Street Research & Management
                                Director                  Company, since 1992; prior thereto,
                                                          President and Chief Executive
                                                          Officer, New England Investment
                                                          Companies, and Chief Investment
                                                          Officer, New England Mutual Life
                                                          Insurance Company
 Gary Lineberry (46).........  Vice President             Vice-President, Metropolitan since
                                                          1994; prior thereto National
                                                          Director, 1992-1994; prior thereto
                                                          Vice President, Mutual of New York

 Ronald Zito (38)............  Controller                 Director-Accounting and Financial
                                                          Controls-Pensions, Metropolitan Life
                                                          since 1995; Director-Retirement
                                                          Savings Center, 1993-1994; prior
                                                          thereto, Manager
 Christopher P. Nicholas       Vice-President and         Associate General Counsel,
 (47)+.......................  Assistant Secretary        Metropolitan Life
 Elliot Reiter (45)..........  Treasurer                  Vice-President, Metropolitan Life
 Elaine Stevenson (37)+......  Vice-President and         Vice-President Metropolitan Life
                               Chief Operating Officer    since 1996; Assistant Vice-
                                                          President, 1993-1996; prior thereto,
                                                          Director-Retirement and Savings
                                                          Center
 Patricia S. Worthington       Secretary                  Associate Counsel, Metropolitan Life
 (40)+.......................                             since 1992; prior thereto, Attorney

-------
(*) Interested Person, as defined in the Investment Company Act of 1940 ("1940
 Act"), of the Funds.
(+) Serves as a trustee, director and/or officer of one or more of the following investment companies, each of which has an advisory relationship with the Investment Manager or its affiliates: State Street Research Financial Trust, State Street Research Income Trust, State Street Research Money Market Trust, State Street Research Tax-Exempt Trust, State Street Research Capital Trust, State Street Research Master Investment Trust, State Street Research Equity Trust, State Street Research Securities Trust, State Street Research Growth Trust, State Street Research Exchange Trust and Metropolitan Series Fund, Inc.

 The Directors have been compensated as follows:


-------------------------------------------------------------------------------
                                                                       (5)
                                                (3)                   TOTAL
                                             PENSION OR            COMPENSATION
                                             RETIREMENT    (4)         FROM
                                              BENEFITS  ESTIMATED   PORTFOLIOS
                                  (2)        ACCRUED AS   ANNUAL     AND FUND
    (1)                        AGGREGATE      PART OF    BENEFITS  COMPLEX PAID
  NAME OF                  COMPENSATION FROM PORTFOLIOS    UPON    TO DIRECTORS
  DIRECTOR                 PORTFOLIOS (A)(C)  EXPENSE   RETIREMENT     (B)
-------------------------------------------------------------------------------
Steve A. Garban...........      $9,000           0          0        $ 34,750
Malcolm T. Hopkins........      $8,500           0          0        $ 34,750
Edward M. Lamont (d)......         0             0          0        $ 59,375
Robert A. Lawrence........      $8,000           0          0        $ 92,125
Dean O. Morton............      $8,000           0          0        $ 96,125
Toby Rosenblatt (d).......         0             0          0        $ 59,375
Michael S. Scott Morton...      $6,000           0          0        $100,325
Ralph F. Verni (d)........         0             0          0           0

-------

(a) For the fiscal year ended October 31, 1996.

(b) Complex is comprised of 10 trusts and two corporations with a total of 31 funds and/or series. "Total Compensation from Portfolios and Fund Complex Paid to Directors" is for the 12 months ended December 31, 1996.

(c) Directors and officers who are affiliated with the Investment Manager or Sub-Investment Manager or their affiliates ("interested persons" as defined under the Investment Company Act of 1940) do not receive any compensation for services rendered to Portfolios in addition to their compensation for services rendered to Metropolitan Life or such affiliated companies. The Directors who are not affiliated with the Investment Manager or Sub-Investment Manager or their affiliates are paid a fee of $4,000 for each full calendar year during which services are rendered to Portfolios. In addition, they are paid a fee of $750 for attending each of the directors' meetings and $250 for attending each audit committee meeting and are reimbursed for out-of-pocket expenses. Messrs. Garban and Hopkins also are each paid $500 for attending each contract committee meeting. The chairman of the audit committee receives a fee of $500 for each full calendar year during which he/she serves as chairman.

(d) Did not serve as a Director during the fiscal year ended October 31, 1996.

 As of January 31, 1997, the directors and officers of Portfolios as a group owned no shares of either the International Equity Fund or the International Fixed Income Fund.

CONTROL PERSONS

 As of January 31, 1997, the following persons or entities were the record and/or beneficial owners of the approximate amount of each Class of shares of each Fund as set forth beside their names:



                                                                     PERCENTAGE
                 SHAREHOLDER                ADDRESS                  OWNERSHIP
                 -----------                -------                  ----------
  INTERNATIONAL EQUITY FUND
  -------------------------
  Class A....... Merrill Lynch Pierce       4800 Deer Lake Drive        12.2%
                  Fenner & Smith, Inc.(b)   East
                                            Jacksonville, FL 32246-
                                            6484
  Class B....... Merrill Lynch Pierce       4800 Deer Lake Drive        15.6%
                  Fenner & Smith, Inc.(b)   East
                                            Jacksonville, FL 32246-
                                            6484
  Class C....... Chase Manhattan            770 Broadway                54.2%
                  Bank, N.A.(c)             New York, NY 10003
  Class D....... Wachovia Bank of North     301 N. Main Street           8.0%
                  Carolina(b)               Winston Salem, NC 27150
                 Merrill Lynch Pierce       4800 Deer Lake Drive        45.6%
                  Fenner & Smith, Inc.(b)   East
                                            Jacksonville, FL 32246-
                                            6484


                                                                     PERCENTAGE
                 SHAREHOLDER                ADDRESS                  OWNERSHIP
                 -----------                -------                  ----------
  INTERNATIONAL FIXED INCOME FUND
  -------------------------------
  Class A....... State Street Bank and      225 Franklin Street          5.3%
                 Trust  Company(d)          Boston, MA 02110
                 Metropolitan Life(a)       One Madison Avenue          23.0%
                                            New York, NY 10010
  Class B....... State Street Bank and      225 Franklin Street          5.6%
                 Trust  Company(d)          Boston, MA 02110
                 Merrill Lynch Pierce       4800 Deer Lake Drive        42.0%
                  Fenner & Smith, Inc.(b)   East
                                            3rd Floor
                                            Jacksonville, FL 32246-
                                            6484
  Class C....... Metropolitan Life(a)       One Madison Avenue          94.1%
                                            New York, NY 10010
  Class D....... Paine Webber(b)            P.O. Box 3321               34.9%
                                            Weehawken, NJ 07087-8154
                 Merrill Lynch Pierce       4800 Deer Lake Drive        13.2%
                  Fenner & Smith, Inc.(b)   East
                                            Jacksonville, FL 32246-
                                            6484
                 Fifth Third Bank(b)        P.O. Box 630074              5.2%
                                            Cincinnati, OH 45263-
                                            0001

-------
(a) Metropolitan Life was the record and/or beneficial owner, directly or indirectly through its subsidiaries or affiliates, of such shares.
(b) Portfolios believes that the entity does not have beneficial ownership of such shares.

(c) Chase Manhattan Bank, N.A. holds the shares as trustee for various employee benefit plans and Portfolios believes that Chase Manhattan Bank does not have beneficial ownership of such shares.
(d) State Street Bank and Trust Company holds such shares as custodian for individual retirement accounts and Portfolios believes that State Street Bank does not have beneficial ownership of such shares.

 Ownership of 25% or more of a voting security is deemed "control" as defined in the 1940 Act. So long as 25% of a class of a Fund's shares is so owned, such owners will be presumed to be in control of such class of shares for purposes of voting on certain matters submitted to a vote of shareholders, such as any Distribution Plan for a given class.

INVESTMENT MANAGEMENT ARRANGEMENTS
INVESTMENT MANAGEMENT AGREEMENTS AND
SUB-INVESTMENT MANAGEMENT AGREEMENTS:

Portfolios has entered into separate Investment Management Agreements with the Investment Manager (State Street Research & Management Company, One Financial Center, Boston, MA 02111) with respect to each Fund and separate Sub-Investment Management Agreements with the Investment Manager and GFM, the Sub-Investment Manager, with respect to each Fund. GFM has overall responsibility for the in-vestment management, and provides the portfolio managers for the Funds. The portfolio managers consider analyses from various sources, make the necessary investment decisions and effect transactions accordingly. State Street Research & Management Company is an indirect wholly-owned Metropolitan Life subsidiary and is the investment manager of the other State Street Research mutual funds.

 Securities held by any Fund may also be held by other accounts managed by the Investment Man-ager, by Metropolitan Life, and by GFM, including Metropolitan Life's general and separate accounts, the other Funds of Portfolios, Metropoli-tan Life advisory clients, the advisory clients of the Investment Manager and the advisory clients of GFM. When selecting securities for purchase or sale for a Fund, the Investment Manager and GFM may at the same time be purchasing or selling the same securities for one or more of such other accounts. It is the policy of the Investment

Manager and GFM not to favor any one account over the other, and any purchase or sale orders executed contemporaneously are allocated at the average price and as nearly as practicable on a pro-rata basis in proportion to the amounts desired to be purchased or sold by each account. While it is conceivable that in certain instances this procedure could adversely affect the price or number of shares involved in a Fund's transactions, it is believed that the procedure generally contributes to better overall execution of portfolio transactions. The Board of Directors has adopted guidelines governing the procedure and will monitor the procedure to determine that the guidelines are being followed and that the procedure continues to be in the best interests of the Funds and their shareholders.

 Portfolios compensates the Investment Manager at the annual rate of 0.95% of the average daily value of the net assets of the International Equity Fund and 0.75% of the average daily value of the net assets of the International Fixed Income Fund, respectively. For providing sub-investment management services for the International Equity and International Fixed Income Funds, GFM receives from the Investment Manager a monthly fee equal to 0.75% (on an annual basis) of the average daily value of the net assets of the International Equity Fund and 0.55% (on an annual basis) of the average daily value of the net assets of the International Fixed Income Fund. Portfolios has no responsibility for the payment of fees to GFM. For fiscal years ending October 31, 1994, October 31, 1995 and October 31, 1996 the investment advisory fees for the International Equity Fund were $597,501, $830,476 and $921,649, respectively. For fiscal years ending October 31, 1994, October 31, 1995 and October 31, 1996 the in-vestment advisory fees for the International Fixed Income Fund were $188,723, $210,657 and $246,122, respectively. For the same periods, the voluntary reduc-tion of management fees and assumption of expenses by the Investment Manager/Distributor or its affiliates amounted to $386,279, $529,341 and $452,847 for the International Equity Fund and $85,904, $149,825 and $179,424 for the International Fixed Income Fund. For fiscal years ending October 31, 1994, October 31, 1995, and October 31, 1996, sub-investment management fees for the International Equity and International Fixed Income Funds were $471,711, 655,639 and $727,618 and $138,397, $154,482 and $180,489, respective-
ly.

 The Investment Management Agreements relating to the International Equity and International Fixed Income Funds and the Sub-Investment Management Agreements relating to the Funds were approved by the shareholders of the Funds at the first annual meeting of shareholders held on April 28, 1993. Unless earlier terminated, each Agreement will continue in effect from year to year with re-spect to each Fund, if approved annually (a) by the Board of Directors of Port-folios or by a majority of the outstanding shares of that Fund (as determined pursuant to the 1940 Act), and (b) by a majority of the Board of Directors who are not "interested persons" (within the meaning of the 1940 Act) of any party of such Agreement. The Agreements are not assignable and may be terminated without penalty on 60 days' written notice at the option of either party or, with respect to any Fund, by the requisite vote of the shareholders of that Fund.

 No person other than Portfolios and the Investment Manager pays any of the fees, expenses or costs of the Funds. Under a Shareholders' Administrative Services Agreement between Portfolios and the Investment Manager, the Invest-ment Manager provides shareholders' administrative services, such as responding to inquiries and instructions from shareholders respecting the purchase and re-demption of shares of the Funds, and is entitled to reimbursement of its costs for providing such services subject to the limitations described below. Under a Sub-Administration Agreement between the Funds' transfer agent and dividend disbursing agent, State Street Bank and Trust Company and Metropolitan Life In-surance Company, Metropolitan Life Insurance Company receives a fee for the maintenance of certain share ownership records for participants in sponsored arrangements, such as employee benefit plans, through or under which a Fund's shares may be purchased. The Funds' liability for all of the fees and costs payable by the Funds for services provided by the Funds' transfer agent and dividend disbursing agent, the fees for shareholders' administrative services, paid by the

Funds, and any other fees or costs under any sub-administration agreements en-tered on behalf of the Funds in the aggregate, is limited to 0.30% of the aver-age daily net assets of the Funds. Any excess is a liability of the Investment Manager as provided under the Shareholders' Administrative Ser- vices Agree-ment, which may be terminated by Portfolios upon 60 days notice and by the In-vestment Manager upon six months notice.

ALLOCATION OF PORTFOLIO BROKERAGE:

Under the Investment Management Agreements, the Investment Manager has ultimate responsibility for selecting broker-dealers through which investments are to be purchased and sold for Portfolios. Under the Sub-Investment Management Agree-ments, GFM has day-to-day responsibility for selecting broker-dealers through which securities or other investments are to be purchased and sold for the Funds.

 In selecting brokers or dealers to effect portfolio transactions for the Funds, GFM seeks the best available combination of execution and over-all price (which includes the cost of the transaction). GFM will utilize brokers which provide it solely with brokerage services, as well as brokers which provide GFM with such research services as economic, political and social trend analysis and reports on the equity and credit markets and analyses of industries and in-dividual companies. GFM is authorized, pursuant to the Sub-Investment Manage-ment Agreement with respect to the Funds, to cause Portfolios on behalf of the Funds to pay to the brokers that furnish brokerage and research services (as such services are defined under Section 28(e) of the 1934 Act) a brokerage com-mission in excess of that which another broker might have charged for effecting the same transaction, in recognition of the value of research services provided by the broker. However, such higher commissions must be deemed by GFM to be reasonable in relation to the brokerage and research services provided by the broker-dealer, viewed in terms of either that particular transaction or the overall decision-making responsibilities of GFM with respect to the Funds or other accounts, if any, as to which it exercises investment discretion (as such term is defined under Section 3(a)(35) of the 1934 Act).

 In all transactions, GFM seeks on behalf of the Funds brokerage commissions at least as reasonable as those generally secured by those advisers that generate annually comparable amounts of commissions paid to brokers that provide broker-age and research services to those advisers.

 Research services rendered to GFM by brokers selected to execute transactions for the Funds may be used in providing service to all of GFM's clients. Also all research services may not be utilized by GFM in connection with the client accounts which paid commissions to the broker providing such services.

 On the basis of the best service provided for the benefit of the Funds in terms of execution capability, execution cost, and research, GFM will allocate business proportionally among a number of brokers and will regularly review such allocations. During the fiscal years ending October 31, 1994, October 31, 1995 and October 31, 1996, the dollar amount of brokerage commissions paid by the International Equity Fund was $391,200, $400,465 and $569,761 respectively. The International Fixed Income Fund did not incur any brokerage commissions for the same periods. Substantially all commissions were paid to firms which pro-vided research and statistical services either to Metropolitan Life, State Street Research & Management Company or GFM.

 Subject to the policy of seeking best overall price and execution, sales of shares of the Funds may be considered in the selection of broker or dealer firms for the Funds' portfolio transactions.

PURCHASE OF SHARES

Shares of the Funds are distributed by the Distributor. The Funds offer four classes of shares which may be purchased at the next determined net asset value per share plus, in the case of all classes except Class C shares, a sales charge which, at the election of the investor, may be imposed (i) at the time of purchase (the Class A shares) or (ii) on a deferred basis (the Class B and Class D shares). General information on how to buy shares of the

Funds, as well as sales charges involved, are set forth under "Purchase of Shares" in the Prospectus. The following supplements that information.

 Public Offering Price--The public offering price for each class of shares of the Funds is based on their net asset value determined as of the close of the New York Stock Exchange ("NYSE") on the day the purchase order is received by State Street Research Shareholder Services provided that the order is received prior to the close of the NYSE on that day; otherwise the net asset value used is that determined as of the close of the NYSE on the next day it is open for unrestricted trading. When a purchase order is placed through a dealer, that dealer is responsible for transmitting the order promptly to State Street Re-search Shareholder Services in order to permit the investor to obtain the cur-rent price. Any loss suffered by an investor which results from a dealer's failure to transmit an order promptly is a matter for settlement between the investor and the dealer.

 Reduced Sales Charges--For purposes of determining whether a purchase of Class A shares qualifies for reduced sales charges, the term "person" includes: (i) an individual, or an individual combining with his or her spouse and their children and purchasing for his, her or their own account; (ii) a "company" as defined in Section 2(a)(8) of the 1940 Act; (iii) a trustee or other fiduciary purchasing for a single trust estate or single fiduciary account (including a pension, profit sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code); (iv) a tax-ex-empt organization under Section 501(c)(3) or (13) of the Internal Revenue Code; and (v) an employee benefit plan of a single employer or of affiliated employ-ers.

 Investors may purchase Class A shares of the Funds at reduced sales charges by executing a Letter of Intent to purchase no less than an aggregate of $100,000 of a Fund or any combination of Class A shares of Eligible Funds as designated by the Distributor within a 13-month period. The sales charge applicable to each purchase made pursuant to a Letter of Intent will be that which would ap-ply if the total dollar amount set forth in the Letter of Intent were being bought in a single transaction. Purchases made within a 90-day period prior to the execution of a Letter of Intent may be included therein; in such case the date of the earliest of such purchases marks the commencement of the 13-month period.

 An investor may include toward completion of a Letter of Intent the value (at the current public offering price) of all of his or her Class A shares of the Funds and of any of the other Class A shares of Eligible Funds held of record as of the date of his or her Letter of Intent, plus the value (at the current offering price) as of such date of all of such shares held by any "person" de-scribed herein as eligible to join with the investor in a single purchase. Class B, Class C and Class D shares may also be included in the combination un-der certain circumstances.

 A Letter of Intent does not bind the investor to purchase the specified amount. Shares equivalent to 5% of the specified amount will, however, be taken from the initial purchase (or, if necessary, subsequent purchases) and held in escrow in the investor's account as collateral against the higher sales charge which would apply if the total purchase is not completed within the allotted time. The escrowed shares will be released when the Letter of Intent is com-pleted or, if it is not completed, when the balance of the higher sales charge is, upon notice, remitted by the investor. All dividends and capital gains dis-tributions with respect to the escrowed shares will be credited to the invest-or's account.

 Investors may purchase Class A shares of the Funds or a combination of Eligi-ble Funds at reduced sales charges pursuant to a Right of Accumulation. The ap-plicable sales charge under the Right is determined on the amount arrived at by combining the dollar amount of the purchase with the value (at the current pub-lic offering price) of all Class A shares of the other Eligible Funds owned as of the purchase date by the investor plus the value (at the current public of-fering price) of all such shares owned as of such date by any "person" de-scribed herein as eligible to join with the investor in a single purchase. Class B, Class C and Class D shares may also be included in the combination un-der certain circumstances. Investors must submit to the Distributor sufficient information to show that they qualify for this Right of Accumulation.

 Class C Shares--Class C shares are currently available to certain employee benefit plans such as qualified retirement plans which meet criteria relating to number of participants (currently a minimum of 100 eligible employees), service arrangements, or similar factors; insurance companies; investment com-panies; endowment funds of nonprofit organizations with substantial minimum as-sets (currently a minimum of $10,000,000); and other similar institutional in-vestors.

 Reorganizations--In the event of mergers or reorganizations with other public or private collective investment entities, including investment companies as defined in the 1940 Act, as amended, a Fund may issue its shares at net asset value (or more) to such entities or to their security holders.

REDEMPTION IN KIND

 Portfolios reserves the right to pay redemptions in kind with portfolio secu-rities in lieu of cash. In accordance with its election pursuant to Rule 18f-1 under the 1940 Act, a Fund may limit the amount of redemption proceeds paid in cash. Although it has no present intention to do so, a Fund may, under unusual circumstances, limit redemptions in cash with respect to each shareholder dur-ing any ninety-day period to the lesser of (i) $250,000 or (ii) 1% of the net asset value of such Fund at the beginning of such period. In connection with any redemptions paid in kind with portfolio securities, brokerage and other costs may be incurred by the redeeming shareholder in the sale of the securi-ties received.

NET ASSET VALUE

 The net asset value of the shares of each Fund is determined once daily as of the close of regular trading on the NYSE, ordinarily 4 P.M. New York City time, Monday through Friday, on each day during which the NYSE is open for unre-stricted trading. The NYSE is currently closed on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

 The net asset value per share of a Fund is computed by dividing the sum of the value of the secu-rities held by the Fund plus any cash or other assets minus all liabilities by the total number of outstanding shares of the Fund at such time. Any expenses, except for extraordinary or nonrecurring expenses, borne by a Fund, including the investment management fee payable to the Investment Man-ager, are accrued daily.

 Securities held by each Fund will be valued as follows. Portfolio securities which are traded on domestic stock exchanges are valued at the last sale price as of the close of business on the day the securities are being valued, or, lacking any sales, at the mean between closing bid and asked prices. Portfolio securities which are traded on NASDAQ, or other system, are valued at the last reported sales price. Each portfolio security which is primarily traded on non-domestic securities exchanges is generally valued at the preceding closing value of such security on the exchange where it is primarily traded. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security by the Board of Directors or its delegates. If no closing price is available, then such security is valued first by using the mean between the last current bid and asked prices or, second, by using the last available closing price. Domes-tic securities traded in the over-the-counter market are valued at the mean be-tween the bid and asked prices or yield equivalent as obtained from two or more dealers which make markets in the securities. All non-U.S. securities traded in the over-the-counter securities market are valued at the last sale quote, if market quotations are available, or the last closing bid price, if there is no active trading in a particular security for a given day. Where market quota-tions are not readily available for such non-domestic over-the-counter securi-ties, then such securities will be valued in good faith by a method that the Board of Directors, or its delegates, believe accurately reflects fair value. Portfolio securities which are traded both in the over-the-counter market and on a securities exchange are valued according to the broadest and most representative market, and it is expected that for debt securities this ordinarily will be the over-the-counter market. Securities and assets for which market quotations are not readily available, e.g. certain long-term bonds and notes, are valued at fair value as determined in good faith by or under the direction of the Board of Directors of Portfolios.

 In determining the values of portfolio assets as provided below, the Directors utilize one or more pricing services in lieu of market quotations for certain securities which are not readily available on a daily basis. Such services may provide prices determined as of times prior to the close of the NYSE.

 The Directors have determined that unless the particular circumstances other-wise indicate, the fair value of short-term instruments with a remaining matu-rity of sixty days or less is their amortized cost value. If for any reason the fair value of any security is not fairly reflected by such method, such secu-rity will be valued by the same methods as securities having a maturity of more than sixty days.

 Options, whether on securities, indices, or futures contracts, are valued at the last sales price available as of the close of business on the day of valua-tion or, if no sale, at the mean between the bid and asked prices. Options on currencies are valued at the spot price each day. As a general matter, futures contracts are marked-to-market daily. The value of futures contracts will be the sum of the margin deposit plus or minus the difference between the value of the futures contract on each day the net asset value is calculated and the value on the date the futures contract originated, value being that established on a recognized commodity exchange, or by reference to other customary sources, with gain or loss being recognized when the futures contract closes or expires.

 Generally, trading in foreign securities, as well as corporate bonds, United States Government securities and money market instruments, is substantially completed each day at various times prior to the close of regular trading on the NYSE. The values of such securities used in computing the net asset value of the Funds' shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of regular trading on the NYSE. Occasionally, events affecting the values of such securities and such exchange rates may occur between the times at which they are determined and the close of regular trading on the NYSE which will not be reflected in the compu-tation of the Funds' net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be val-ued at their fair value as determined in good faith by the Directors.

PORTFOLIO TRANSACTIONS

PORTFOLIO TURNOVER:

A Fund's turnover rate is determined by dividing the lesser of securities pur-chases or sales for a year by the monthly average value of securities held by the Fund (excluding securities whose maturities or expiration date at the time of their acquisition were one year or less).

 The International Equity Fund's turnover rates for the fiscal years ending Oc-tober 31, 1995 and October 31, 1996, were 100.68% and 132.36% respectively. The International Fixed Income Fund's turnover rates for the same periods were 23.31% and 45.84%. Both Funds experienced higher portfolio turnover rates in 1996 than in 1995 as a result of some portfolio restructuring effected in each Fund during 1996. Each Fund reserves full freedom with respect to portfolio turnover. In periods when there are rapid changes in economic conditions or se-curity price levels, portfolio turnover may be significantly higher than during times of economic and market price stability or when investment strategy re-mains relatively constant. A high rate of portfolio turnover will result in in-creased transaction costs for the Fund.

CERTAIN TAX MATTERS

TAXATION OF THE FUNDS--IN GENERAL:

Each Fund intends to qualify and elect to be treated each taxable year as a "regulated invest-ment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), although they cannot give complete assur-ance that they will qualify to do so. Accordingly, a Fund must, among other things, (a) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, se-curities or currencies (the "90% test"); (b) derive less than 30% of its gross income in each taxable year from the sale or other disposition of any of the following held for less than three months (the "30% test"): (i) stock or secu-rities; (ii) options, futures or forward contracts (other than options, futures or forward contracts on foreign currencies) or (iii) foreign currencies (or op-tions, futures or forward contracts on foreign currencies) but only if such currencies (or options, futures or forward contracts) are not directly related to the Fund's principal business of investing in stocks or securities (or op-tions and futures with respect to stocks or securities); and (c) satisfy cer-tain diversification requirements.

 The 30% test will limit the extent to which a Fund may sell securities held for less than three months; write options which expire in less than three months; and effect closing transactions with respect to call or put options that have been written or purchased within the preceding three months. (If a Fund purchases a put option for the purpose of hedging an underlying portfolio security, the acquisition of the option is treated as a short sale of the un-derlying security unless, for purposes only of the 30% test, the option and the security are acquired on the same date.) Finally, as discussed below, this re-quirement may also limit investments by a Fund in options on stock indices, listed options on nonconvertible debt securities, futures contracts, options on interest rate futures contracts and certain foreign currency contracts.

 If a Fund should fail to qualify as a regulated investment company in any year, it would lose the beneficial tax treatment accorded regulated investment companies under Subchapter M of the Code and all of its taxable income would be subject to tax at regular corporate rates without any deduction for distribu-tions to shareholders, and such distributions will be taxable to shareholders as ordinary income to the extent of such Fund's current or accumulated earnings and profits. Also, the shareholders, if they received a distribution in excess of current or accumulated earnings and profits, would receive a return of capi-tal that would reduce the basis of their shares of such Fund to the extent thereof. Any distribution in excess of a shareholder's basis in the sharehold-er's shares would be taxable as gain realized from the sale of such shares.

 A Fund will be liable for a nondeductible 4% excise tax on amounts not dis-tributed on a timely basis in accordance with a calendar year distribution re-quirement. To avoid the tax, during each calendar year a Fund must distribute an amount equal to at least 98% of the sum of its ordinary income (not taking into account any capital gains or losses) for the calendar year, and its capi-tal gain net income for the 12-month period ending on October 31, in addition to any undistributed portion of the respective balances from the prior year. Each Fund intends to make sufficient distributions to avoid this 4% excise tax.

TAXATION OF THE FUNDS' INVESTMENTS:

Original Issue Discount; Market Discount:

For federal income tax purposes, debt securities purchased by a Fund may be treated as having original issue discount. Original issue discount represents interest for federal income tax purposes and can generally be defined as the excess of the stated redemption price at maturity of a debt obligation over the issue price. Original issue discount is treated for federal income tax purposes as income earned by a Fund, whether or not any income is actually received, and therefore is subject to the distribution requirements of the Code. Generally, the amount of original issue discount is determined on the basis of a constant yield to maturity which takes into account the compounding of accrued interest. Under section 1286 of the Code, an investment in a stripped bond or stripped coupon may result in original issue discount.

 Debt securities may be purchased by a Fund at a discount that exceeds the original issue discount, if any, at the time a Fund purchases the securities. This additional discount represents market discount for income tax purposes. In the case of any debt security having a fixed maturity date of more than one year from the date of issue and having market discount, the gain realized on disposition will be treated as interest to the extent it does not exceed the accrued market discount on the security (unless a Fund elects to include such accrued market discount in income in the tax year to which it is attributable). For debt securities acquired before May 1, 1993, this rule applies only if the debt security was issued after July 18, 1984. Generally, market discount is ac-crued on a daily basis. A Fund may be required to capitalize, rather than de-duct currently, part or all of any direct interest expense incurred to purchase or carry any debt security having market discount, unless a Fund makes the election to include market discount in income currently. Because each Fund must include original issue discount in income, it will be more difficult for such Fund to make the distributions required for such Fund to maintain its status as a regulated investment company under Subchapter M of the Code or to avoid the 4% excise tax described above.

Options and Futures Transactions:

Certain of a Fund's investments may be subject to provisions of the Code that
(i) require inclusion of unrealized gains or losses in a Fund's income for pur-poses of the 90% test, the 30% test, the excise tax and the distribution re-quirements applicable to regulated investment companies; (ii) defer recognition of realized losses; and (iii) characterize both realized and unrealized gain or loss as short-term or long-term gain or loss. Such provisions generally apply to, among other investments, options on debt securities, indices on securities and futures contracts. Each Fund will monitor its transactions and may make certain tax elections available to it in order to mitigate the impact of these rules and prevent disqualification of the Fund as a regulated investment compa-ny. The ability of a Fund to engage in option and futures transactions may be limited by the 30% test.

 Gains or losses attributable to foreign currency contracts or fluctuations in exchange rates that occur between the time a Fund accrues income or expenses denominated in a foreign currency and the time the Fund actually collects such income or pays such expenses are treated as ordinary income or loss. The por-tion of any gain or loss on the disposition of a debt security denominated in a foreign currency that is attributable to fluctuations in the value of the for-eign currency during the holding period of the debt security will likewise be treated as ordinary income or loss. Such ordinary income or loss will increase or decrease the amount of the Fund's net investment income.

 If a Fund invests in the stock of certain "passive foreign investment compa-nies" ("PFICs"), income of such companies may become taxable to the Fund prior to its distribution to the Fund or, alter- natively, ordinary income taxes and interest charges may be imposed on the Fund on "excess distributions" received by the Fund or on gain from the disposition of such investments by the Fund. Neither Fund intends to invest in PFICs. Because of the broad scope of the PFIC rules, however, there can be no assurance that they can avoid doing so.

TAXATION OF THE FUNDS' SHAREHOLDERS:

A Fund may be subject to foreign taxes, including foreign income taxes. If so, each Fund intends to meet the requirements of the Code for passing through to its shareholders the tax benefit of foreign income taxes paid, although there is no assurance that it will be able to do so. Under this provision, if more than half of the value of the total assets of a Fund at the close of its tax-able year consists of stock or securities of foreign corporations, the Fund will be eligible and intends to elect to pass through to its shareholders the amount of foreign taxes it paid if such amounts are material. Pursuant to this election, a United States shareholder will, in general, be required to (i) in-clude in gross income, in addition to taxable distributions actually received, his or her pro rata share of the foreign taxes paid by the Fund, (ii) treat that share of taxes as having been paid directly by him or her, and (iii) either deduct such share of taxes or treat such share of taxes as a credit against United States income tax liability. A tax exempt share holder will ordinarily not benefit from this election.

 Generally, a credit for foreign taxes paid by the Funds may not exceed a shareholder's United States income tax attributable to the shareholder's for-eign source income. This limitation applies separately to different categories of income, one of which is foreign-source passive income, which is likely to include all of the foreign-source income of a Fund. As a result of these limi-tations, some shareholders may not be able to utilize fully any foreign tax credits generated by an investment in a Fund. Each Fund will provide its share-holders with information about the source of its income and the for-eign taxes it has paid for use in preparing the shareholder's United States income tax re-turn.

 Dividends from domestic corporations are not expected to comprise a substan-tial part of the income of either Fund. If such dividends are earned by a Fund, then a portion of the dividends paid by that Fund may qualify for the 70% de-duction for dividends received which is available to corporate shareholders of the Fund. Shareholders will be informed of any portion of the dividends paid by a Fund which qualifies for this deduction. The dividends-received deduction is reduced to the extent the dividends received are treated as debt-financed, un-der the Code, and is eliminated if the stock is held for less than 46 days.

 Any dividend declared in October, November or December and made payable to shareholders of record in any such month is treated as received by such share-holder on December 31, provided that such Fund pays the dividend during January of the following calendar year.

 Distributions by a Fund result in a reduction in the fair market value of such Fund's shares. Should a distribution reduce the fair market value below a shareholder's cost basis, such distribution nevertheless may be taxable to the shareholder as ordinary income or long-term capital gain, even though, from an investment standpoint, it may constitute a partial return of capital. In par-ticular, investors should be careful to consider the tax implications of buying shares just prior to a taxable distribution. The price of shares purchased at that time includes the amount of any forthcoming distribution. Those investors purchasing shares just prior to a taxable distribution will then receive a re-turn of investment upon distribution which will nevertheless be taxable to them.

 The foregoing discussion of United States federal income tax law relates solely to the application of that law to United States persons, that is, United States citizens and residents and United States corporations, partnerships, trusts and estates. Each shareholder who is not a United States person should consider the United States and foreign tax consequences of ownership of shares of the Funds, including the possibility that such a shareholder may be subject to United States withholding at a rate of 30% (or at a lower rate under an ap-plicable treaty) on amounts constituting ordinary income received by him or her, where such amounts are treated as income from United States sources under the Code.

 Shareholders should consult their tax advisers about the application of the provisions of tax law described in this Statement of Additional Information in light of their particular tax situations.

DISTRIBUTION OF SHARES OF THE FUNDS:

Portfolios is currently comprised of the following series: International Equity Fund and International Fixed Income Fund. The Directors of Portfolios have au-thorized shares of the Funds to be issued in four classes: Class A, Class B, Class C and Class D shares. The Directors of Portfolios have authority to issue an unlimited number of shares of each series, $.01 par value per share. A "se-ries" is a separate pool of assets of Portfolios which is separately managed and has a different investment objective and different investment policies from those of another series. The Directors have authority, without the necessity of a share holder vote, to create any number of new series or classes or to commence the public offering of shares of any previously established series or class.

 The Funds have entered into a Distribution Agreement with State Street Re-search Investment Services, Inc., as Distributor, whereby the Distributor acts as agent to sell and distribute shares of the Funds. Shares of the Funds are sold through dealers who have entered into sales agreements with the Distribu-tor. The Distributor distributes shares of the Funds on a continuous basis at an offering price which is based on the net asset value per share of the appli-cable Fund plus (subject to certain exceptions) a sales charge which, at the election of the investor, may be imposed (i) at the time of purchase (the Class A shares) or (ii) on a deferred basis (the Class B or Class D shares). The Dis-tributor may reallow all or portions of such sales charges as concessions to dealers. For the fiscal year ending October 31, 1993 and for the period Novem-ber 1, 1993 through February 28, 1994, total sales charges amounted to $271,323 and $215,107, respectively, for the International Equity Fund and $42,560 and $10,346, respectively, for the International Fixed Income Fund. For the same periods, $31,551 and $24,764 was retained by the Distributor after reallowance of concessions to dealers for the International Equity Fund and $4,804 and $1,306 for the International Fixed Income Fund. For the period March 1, 1994 (commencement of share class designation) through October 31, 1994, and the fiscal years ending October 31, 1995 and October 31, 1996 total sales charges for the Class A shares amounted to $411,711, $255,655 and $157,855, respec-tively for the International Equity Fund and $9,827, $25,177 and $32,117, re-spectively for the International Fixed Income Fund. For the same periods, $91,079, $29,729 and $19,830, respectively was retained by the Distributor af-ter reallowance of concessions to dealers for the International Equity Fund and $4,121, $3,148 and $3,914, respectively for the International Fixed Income Fund. No information is presented for Class A, Class B and Class D shares for the fiscal year ended October 31, 1993, and the period ended November 1, 1993 through February 28, 1994, because no shares of those classes were outstanding during those periods.

 For the periods shown below, the Distributor received contingent deferred sales charges upon redemption of Class A, Class B and Class D shares of the Funds and paid initial commissions to securities dealers for sales of such shares as follows:

INTERNATIONAL EQUITY FUND


                                                                  PERIOD
                                                               MARCH 1, 1994
                                                               (COMMENCEMENT
                                                                 OF SHARE
                        FISCAL YEAR         FISCAL YEAR     CLASS DESIGNATION)
                          ENDING              ENDING              THROUGH
                     OCTOBER 31, 1996    OCTOBER 31, 1995    OCTOBER 31, 1994
                    ------------------- ------------------- -------------------
                    CONTINGENT   COM-   CONTINGENT   COM-   CONTINGENT   COM-
                     DEFERRED  MISSIONS  DEFERRED  MISSIONS  DEFERRED  MISSIONS
                      SALES    PAID TO    SALES    PAID TO    SALES    PAID TO
                     CHARGES   DEALERS   CHARGES   DEALERS   CHARGES   DEALERS
                    ---------- -------- ---------- -------- ---------- --------
Class A............  $      0  $138,025  $     0   $225,926    $ 0     $320,632
Class B............  $139,376  $413,917  $81,190   $558,930    $ 0     $617,850
Class D............  $  4,578  $ 30,126  $ 2,446   $ 45,585    $ 0     $ 15,663


INTERNATIONAL FIXED INCOME FUND


                                                                  PERIOD
                                                               MARCH 1, 1994
                                                               (COMMENCEMENT
                                                                 OF SHARE
                        FISCAL YEAR         FISCAL YEAR     CLASS DESIGNATION)
                          ENDING              ENDING              THROUGH
                     OCTOBER 31, 1996    OCTOBER 31, 1995    OCTOBER 31, 1994
                    ------------------- ------------------- -------------------
                    CONTINGENT   COM-   CONTINGENT   COM-   CONTINGENT   COM-
                     DEFERRED  MISSIONS  DEFERRED  MISSIONS  DEFERRED  MISSIONS
                      SALES    PAID TO    SALES    PAID TO    SALES    PAID TO
                     CHARGES   DEALERS   CHARGES   DEALERS   CHARGES   DEALERS
                    ---------- -------- ---------- -------- ---------- --------
Class A............   $    0   $28,203    $    0   $22,029     $ 0     $ 5,706
Class B............   $8,598   $90,567    $3,822   $44,683     $ 0     $30,667
Class D............   $  867   $12,735    $  430   $ 5,961     $ 0     $   163



 Differences in the price at which the Funds' Class A shares are offered due to scheduled variations in sales charges, as described in the Funds' Prospectus, result from cost savings inherent in economies of scale. Management believes that the cost of sales efforts of the Distributor and broker-dealers tends to decrease as the size of purchases increases, or does not involve any incremen-tal sales expenses as in the case of, for example, exchanges, reinvestments or dividend investments at net asset value. Similarly, no significant sales effort will be necessary for sales of shares at net asset value to certain Directors, officers, employees, their relatives and other persons directly or indirectly related to the Funds or associated entities. Where shares of the Funds are of-fered at a reduced sales charge or without a sales charge pursuant to sponsored arrangements and managed fee-based programs, the amount of the sales charge re-duction will similarly reflect the anticipated reduction in sales expenses as-sociated with such arrange-ments. The reduction in sales expenses, and therefore the reduction in sales charge, will vary depending on factors such as the size and other characteris-tics of the organization or program, and the nature of its membership or the participants. Portfolios reserves the right to make variations in, or elimi-nate, sales charges at any time or to revise the terms of or to suspend or dis-continue sales pursuant to sponsored arrangements at any time.

 On any sale of Class A shares of $1,000,000 or more, the Distributor will pay the authorized securities dealer making such sale commission on the shares sold. Such commission also is payable to authorized securities dealers upon sales of Class A shares made pursuant to a Letter of Intent to purchase shares having a net asset value of $1,000,000 or more. Shares sold with such commis-sions payable are subject to a one-year contingent deferred sales charge of 1.00% on any portion (excluding capital appreciation and dividends) of such shares redeemed within one year following their sale. After a particular pur-chase of Class A shares is made under the Letter of Intent, the commission will be paid only in respect of that particular purchase of shares. If the Letter of Intent is not completed, the commission paid will be deducted from any dis-counts or commissions otherwise payable to such dealer in respect of shares ac-tually sold. If an in-vestor is eligible to purchase shares at net asset value on account of the Right of Accumulation, the commission will be paid only in respect of the incremental purchase at net asset value.

 Portfolios has adopted a "Plan of Distribution Pursuant to Rule 12b-1" (the "Distribution Plan") under which the Funds may engage, directly or indirectly, in financing any activities primarily intended to result in the sale of Class A, Class B and Class D shares, including, but not limited to, (1) the payment of commissions and/or reimbursement of expenses to underwriters, securities dealers and others engaged in the sale of shares, including payments to the Distributor to be used to pay commissions and/or reimbursement of expenses to securities dealers (which securities dealers may be affiliates of the Distribu-tor) engaged in the distribution and marketing of shares and furnishing ongoing assistance to investors, (2) reimbursement of direct out-of-pocket expenditures incurred by the Distributor in connection with the distribution and marketing of shares and the servicing of investor accounts including expenses relating to the formulation and implementation of marketing strategies and promotional ac-tivities such as direct mail promotions and television, radio, newspaper, maga-zine and other mass media advertising, the preparation, printing and distribu-tion of Prospectuses of the Funds and reports for recipients other than exist-ing shareholders of the Funds, and obtaining such information, analyses and re-ports with respect to marketing and promotional activities and investor ac-counts as the Funds may, from time to time, deem advisable, and (3) reimburse-ment of expenses incurred by the Distributor in connection with the servicing of shareholder accounts including payments to securities dealers and others in consideration of the provision of personal services to investors and/or the maintenance of shareholder accounts and expenses associated with the provision of personal services by the Distributor directly to investors. In addition, the Distribution Plan is deemed to authorize the Distributor/ Investment Manager to make payments out of general profits, revenues or other sources to underwrit-ers, securities dealers and others in connection with sales of shares, to the extent, if any, that such payments may be deemed to be within the scope of Rule 12b-1 under the 1940 Act.

 The expenditures to be made pursuant to the Distribution Plan may not exceed
(i) with respect to Class A shares, an annual rate of 0.25% of the average daily value of net assets represented by such Class A shares, and (ii) with re-spect to Class B and Class D shares, an annual rate of 0.75% of the average daily value of the net assets represented by such Class B or Class D shares (as the case may be) to finance sales or promotion expenses and an annual rate of 0.25% of the average daily value of the net assets represented by such Class B or Class D shares (as the case may be) to make payments for personal services and/or the maintenance of shareholder accounts. Proceeds from the service fee will be used by the Distributor to compensate securities dealers and others selling shares of the Funds for rendering service to shareholders on an ongoing basis. Such amounts are based on the net asset value of shares of the Funds held by such dealers as nominee for their customers or which are owned directly by such customers for so long as such shares are outstanding and the Distribution Plan remains in ef-fect with respect to the Funds. Any amounts received by the Distributor and not so allocated may be applied by the Distributor as reimbursement for expenses incurred in connection with the servicing of investor accounts. The distribu-tion and servicing expenses of a particular class will be borne solely by that class.

 During the fiscal year ended October 31, 1996, the Funds paid the Distributor fees under the Distribution Plan and the Distributor used all of such payments for expenses incurred on behalf of the Fund as follows:


                                                       CLASS A CLASS B  CLASS D
                                                       ------- -------- -------
INTERNATIONAL EQUITY FUND
Advertising...........................................  $    0   $    0 $ 3,150
Printing and mailing of prospectuses to other than
 current shareholders.................................       0        0   1,136
Compensation to dealers...............................  61,863  329,552  45,493
Compensation to sales personnel.......................       0        0  15,094
Interest..............................................       0        0       0
Carrying or other financing charges...................       0        0       0
Other expenses: marketing; general....................       0        0   7,270
                                                       ------- -------- -------
Total fees............................................ $61,863 $329,552 $72,143
                                                       ======= ======== =======



                                                        CLASS A CLASS B CLASS D
                                                        ------- ------- -------
INTERNATIONAL FIXED INCOME FUND
Advertising............................................ $    0  $   314 $   414
Printing and mailing of prospectuses to other than
 current shareholders..................................      0      113     149
Compensation to dealers................................  6,258   35,660  12,955
Compensation to sales personnel........................      0    1,503   1,988
Interest...............................................      0        0       0
Carrying or other financing charges....................      0        0       0
Other expenses: marketing; general.....................      0      723     956
                                                        ------  ------- -------
Total fees............................................. $6,258  $38,313 $16,462
                                                        ======  ======= =======


 The Distributor may also use additional resources of its own for further ex-penses on behalf of the Funds.

 No interested Director of Portfolios has any direct or indirect financial in-terest in the operation of the Distribution Plan or any related agreements thereunder. The Distributor's interest in the Distribution Plan is described above.

 To the extent that the Glass-Steagall Act may be interpreted as prohibiting banks and other depository institutions from being paid for performing services under the Distribution Plan, the Funds will make alternative arrangements for such services for shareholders who acquired shares through such institutions.

CALCULATION OF PERFORMANCE DATA

The average annual total return ("standard total return") and yield of the Class A, Class B, Class C and Class D shares of the Funds will be calculated as set forth below. Total return and yield are computed separately for each class of shares of the Funds. Performance data for a specified class includes periods prior to the adoption of class designations. Shares of the Funds had no class designations until March 1, 1994, when designations were assigned based on the pricing and Rule 12b-1 fees applicable to shares sold thereafter.

 The performance data reflects Rule 12b-1 fees and sales charges as set forth below:

                         RULE 12B-1 FEES
                 ---------------------------------------------------
CLASS            AMOUNT                         PERIOD                          SALES CHARGES
-----            ------                     --------------                     ---------------
  A              0.25%                      March 1, 1994                      Maximum 4.5%
                                            to present;                        sales charge
                                            fee will                           reflected
                                            reduce
                                            performance
                                            for periods
                                            after March 1,
                                            1994
  B              1.00%                      March 1, 1994                      1- and 5-year
                                            to present;                        periods reflect
                                            fee will                           a 5% and a 2%
                                            reduce                             contingent
                                            performance                        deferred sales
                                            for periods                        charge,
                                            after March 1,                     respectively
                                            1994
  C              0.00%                      Since                              None
                                            commence-ment
                                            of operations
                                            to present
  D              1.00%                      March 1, 1994                      1-year period
                                            to present;                        reflects a 1%
                                            fee will                           contingent
                                            reduce                             deferred sales
                                            performance                        charge
                                            for periods
                                            after March 1,
                                            1994

 All calculations of performance data in this section reflect the voluntary measures by the Funds' affiliates to reduce fees or expenses relating to the Funds; see "Accrued Ex-penses" later in this section. Without such measures, performance would be low-er. Performance data is based on historical figures; past performance is not a guarantee of future returns.

TOTAL RETURN:

The average annual total returns ("standard total return") of each class of each Fund's shares were as follows:


                                       COMMENCEMENT OF
                                         OPERATIONS
                                     (JANUARY 22, 1992)       ONE YEAR ENDED
                                     TO OCTOBER 31, 1996     OCTOBER 31, 1996
                                     ----------------------  ------------------
                                       WITH        WITHOUT     WITH    WITHOUT
                FUND                  SUBSIDY      SUBSIDY   SUBSIDY   SUBSIDY
                ----                 ----------   ---------  --------  --------
International Equity Fund
 Class A............................      6.41%        5.48%   -5.73%    -6.31%
 Class B............................      6.68%        5.73%   -6.85%    -7.47%
 Class C............................      7.61%        6.66%   -1.06%    -1.67%
 Class D............................      6.98%        6.04%   -3.04%    -3.66%
International Fixed Income Fund
 Class A............................      7.08%        6.55%   -3.25%    -3.70%
 Class B............................      7.37%        6.81%   -4.19%    -4.67%
 Class C............................      8.26%        7.70%    1.54%     1.06%
 Class D............................      7.65%        7.12%   -0.56%    -1.04%


 Standard total return is computed by determining the average annual compounded rates of return over the designated periods that, if applied to the initial amount invested would produce the ending redeemable value, according to the following formula:

            P(1+T)n = ERV
 Where:
     P    = a hypothetical initial payment of $1,000
     T    = average annual total return
     n    = number of years
     ERV = ending redeemable value at the end of the designated period assum-ing a hypothetical $1,000 payment made at the beginning of the des-ignated period

 The calculation is based on the further assumptions that the maximum initial or contingent deferred sales charge applicable to the investment is deducted and that all dividends and distributions by a Fund are reinvested at net asset value on the reinvestment dates during the periods. All accrued expenses are also taken into account as described later herein.

YIELD:

The annualized yield for the International Fixed Income Fund's Class A, Class B, Class C and Class D based on the month of October 1996 was as follows:


                                                                  WITH   WITHOUT
                                                                 SUBSIDY SUBSIDY
                                                                 ------- -------
Class A.........................................................  2.30%   0.99%
Class B.........................................................  1.68%   0.32%
Class C.........................................................  2.65%   1.28%
Class D.........................................................  1.68%   0.31%


 Yield for the International Fixed Income Fund's Class A, Class B, Class C and Class D shares is computed by dividing the net investment income per share earned during a recent month or other specified 30-day period by the maximum offering price per share on the last day of the period and annualizing the re-sult, according to the following formula:

      YIELD = 2[(a-b+1)/6/- 1]
                   cd

 Where: a= dividends and interest earned during the period b= expenses accrued for the period (net of voluntary expense reduc-
           tions by the Investment Manager)
         c= the average daily number of shares outstanding during the period that were entitled to receive dividends.
         d= the maximum offering price per share on the last day of the peri-od.

 To calculate interest earned (for the purpose of "a" above) on debt obliga-tions, a Fund computes the yield to maturity of each obligation held by such Fund based on the market value of the obligation (including actual accrued in-terest) at the close of the last business day of the preceding period, or, with respect to obligations purchased during the period, the purchase price (plus actual accrued interest). The yield to maturity is then divided by 360 and the quotient is multiplied by the market value of the obligation (including actual accrued interest) to determine the interest income on the obligation for each day of the period that the obligation is in the portfolio. Dividend income is recognized daily based on published rates.

 Undeclared earned income, computed in accordance with generally accepted ac-counting principles, may be subtracted from the maximum offering price. Unde-clared earned income is the net investment income which, at the end of the base period, has not been declared as a dividend, but is reasonably expected to be declared as a dividend shortly thereafter. The maximum offering price includes a maximum sales charge of 4.5% with respect to Class A shares.

 All accrued expenses are taken into account as described later herein.

 Yield information is useful in reviewing a Fund's performance, but because yields fluctuate, such information cannot necessarily be used to compare an in-vestment in a Fund's shares with bank deposits, savings accounts and similar investment alternatives which often are insured and/or provide an agreed or guaranteed fixed yield for a stated period of time. Shareholders should remem-ber that yield is a function of the kind and quality of the instruments in a Fund's portfolio, portfolio maturity and operating expenses and market conditions.

ACCRUED EXPENSES:

Accrued expenses include all recurring expenses that are charged to all share-holder accounts in proportion to the length of the base period. The standard total return and yield results take sales charges, if applicable, into account, although the results do not take into account recurring and nonrecurring charges for optional services which only certain shareholders elect and which involve nominal fees, such as the $5 fee for certain reinvestments, the $7.50 fee for wire orders, the $15 annual fee for administration of an IRA account, the $15 annual fee for a participant in a prototype pension plan, the $10 fee for special requests or photocopies of paid checks and the $20 fee applied to a shareholder account that has been determined to be escheatable under applicable state laws.

 Accrued expenses reflect the Investment Manager's/Distributor's or its affili-ates' voluntary reduction of management fees and assumption of a portion of ex-penses relating to a Fund during the subject period.

 Each Fund will be responsible for payment of expenses directly attributable to it, while indirect expenses are allocated among all Funds in Portfolios.

NONSTANDARDIZED TOTAL RETURN:

A Fund may provide the above described standard total return results for Class A, Class B, Class C and Class D shares for periods which end no earlier than the most recent calendar quarter end and which begin twelve months before and at the time of commencement of such Fund's operations. In addition, a Fund may provide nonstandardized total return results for differing periods, such as for the most recent six months, and/or without taking sales charges into account. Such nonstandardized total return is computed as otherwise described under "To-tal Return" except that the result may or may not be annualized, and as noted any applicable sales charge may not be taken into account and therefore not de-ducted from the hypothetical initial payment of $1,000. The International Eq-uity Fund's and International Fixed Income Fund's nonstandardized total return for Class A, Class B, Class C and Class D shares for the six months ended Octo-ber 31, 1996 were as follows:


                                                                  WITH   WITHOUT
INTERNATIONAL EQUITY FUND                                        SUBSIDY SUBSIDY
-------------------------                                        ------- -------
 Class A........................................................ -7.43%  -7.72%
 Class B........................................................ -7.76%  -8.05%
 Class C........................................................ -7.38%  -7.67%
 Class D........................................................ -7.86%  -8.15%
                                                                  WITH   WITHOUT
INTERNATIONAL FIXED INCOME FUND                                  SUBSIDY SUBSIDY
-------------------------------                                  ------- -------
 Class A........................................................  3.29%   3.05%
 Class B........................................................  2.94%   2.70%
 Class C........................................................  3.28%   3.03%
 Class D........................................................  2.84%   2.59%


DISTRIBUTION RATES:

A Fund may also quote its distribution rate for each class of shares. The dis-tribution rate is calculated by annualizing the latest per-share distribution from ordinary income and dividing the result by the maximum offering price per share as of the end of the period to which the distribution relates. A distribution can include gross investment income from debt obligations purchased at a premium and in ef-fect include a portion of the premium paid. A distribution can also include nonrecurring, gross short-term capital gains without recognition of any unrealized capital losses. Further, a distribution can include income from the sale of options by a Fund even though such option income is not considered in-vestment income under generally accepted accounting principles.

 Because a distribution can include such premiums, capital gains and option in-come, the amount of the distribution may be susceptible to control by the In-vestment Manager through transactions designed to increase the amount of such items. Also, because the distribution rate is calculated in part by dividing the latest distribution by the offering price, which is based on net asset value plus a sales charge, the distribution rate will increase as the net asset value declines. A distribution rate can be greater than the yield rate calcu-lated as described above.

 The distribution rates for Class A, Class B, Class C and Class D shares based on the quarter ended October 31, 1996 for the International Fixed Income Fund were 3.42%, 2.85%, 3.78% and 2.85%, respectively.

CUSTODIAN

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, is Portfo- lios' custodian. As custodian, State Street Bank and Trust Company is responsible for, among other things, safeguarding and controlling the Funds' cash and securities, handling the receipt and delivery of securities and collecting interest and dividends on the Funds' investments. State Street Bank and Trust Company is not an affiliate of the Investment Manager or its af-filiates.

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP, 125 Summer Street, Boston, Massachusetts 02110, are Portfolios' independent accountants, providing professional services including
(1) audit of the Funds' annual statements, (2) assistance and consultation in connection with Securities and Exchange Commission filings and (3) review of the annual income tax returns filed on behalf of the Funds.

FINANCIAL STATEMENTS

The following financial statements of the International Equity Fund and the In-ternational Fixed Income Fund are for the fiscal year ending October 31, 1996.

[Note: only financial statements of the International Fixed Income Fund are included in the N-14 Registration Statement.]

STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND

INVESTMENT PORTFOLIO
October 31, 1996

                                                    Principal              Maturity          Value
                                                      Amount                 Date           (Note 1)
-------------------------------------------- ------------------------  ----------------- --------------
FIXED INCOME SECURITIES 87.0%
Australia 3.6%                                Australian Dollar
Government of Australia, 7.50%                        1,500,000            7/15/2005      $ 1,202,758
                                                                                         --------------
Austria 1.8%                                     Pound Sterling
Oest Kontrollbank AG, 9.25%                             350,000            7/15/2002          613,457
                                                                                         --------------
Belgium 1.4%                                      Belgian Franc
Kingdom of Belgium, 9.00%                            12,000,000            6/27/2001          448,721
                                                                                         --------------
Canada 3.5%                                     Canadian Dollar
Government of Canada, 7.00%                           1,500,000           12/01/2006        1,163,893
                                                                                         --------------
Denmark 5.1%                                       Danish Krone
Kingdom of Denmark, 9.00%                             3,000,000           11/15/2000          583,246
Kingdom of Denmark, 8.00%                             6,000,000           11/15/2001        1,130,361
                                                                                         --------------
                                                                                            1,713,607
                                                                                         --------------
France 12.2%                                      Deutsche Mark
Credit Foncier de France, 7.25%                       1,500,000            2/24/2003        1,058,835
                                                   Japanese Yen
Credit Local de France, 6.00%                       100,000,000           10/31/2001        1,048,483
                                                   French Franc
Government of France, 8.50%                           4,500,000           11/25/2002        1,026,484
Government of France, 6.75%                           4,500,000           10/25/2003          945,330
                                                                                         --------------
                                                                                            4,079,132
                                                                                         --------------
Germany 17.0%                                    Pound Sterling
Bayerische Landesbank Girozentrale, 7.88%               750,000           12/07/2006        1,223,755
                                                  Deutsche Mark
Federal Republic of Germany, 6.50%                    1,500,000            7/15/2003        1,039,422
KFW International Finance, 6.25%                      2,000,000           10/15/2003        1,358,452
LKB Baden Wurttemb, 6.63%                             1,500,000            8/20/2003        1,040,016
Sudwest Landesbank, 6.75%                             1,500,000            8/26/2003        1,040,946
                                                                                         --------------
                                                                                            5,702,591
                                                                                         --------------
Italy 5.2%                                         Italian Lira
Republic of Italy, 10.50%                         1,000,000,000            4/01/2005          750,626
Republic of Italy, 9.50%                          1,400,000,000            2/01/1999          969,479
                                                                                         --------------
                                                                                            1,720,105
                                                                                         --------------
Japan 10.3%                                        Japanese Yen
Asian Development Bank, 5.63%                       100,000,000            2/18/2002        1,040,798
Export Import Bank, 4.38%                           180,000,000           10/01/2003        1,790,435
Japan Development Bank, 6.50%                        23,000,000            9/20/2001          246,580
                                                 Pound Sterling
Tokyo Electric Power Co. Inc., 11.00%                   200,000            6/05/2001      $   367,432
                                                                                         --------------
                                                                                            3,445,245
                                                                                         --------------
Netherlands 5.2%                                        Guilder
Government of Netherlands, 6.50%                      2,800,000            4/15/2003        1,745,978
                                                                                         --------------
Spain 2.0%                                       Spanish Peseta
Government of Spain, 8.00%                           85,000,000            5/30/2004          682,358
                                                                                         --------------
Sweden 2.3%                                       Swedish Krona
Kingdom of Sweden, 13.00%                             4,000,000            6/15/2001          764,056
                                                                                         --------------
United Kingdom 5.1%                              Pound Sterling
United Kingdom Treasury, 6.75%                        1,100,000           11/26/2004        1,710,357
                                                                                         --------------
Supranational 12.3%                               Deutsche Mark
European Economic Community, 6.50%                    1,500,000            3/10/2000        1,050,416
                                                   Japanese Yen
European Investment Bank, 6.63%                     100,000,000            3/15/2000        1,033,112
Inter-American Development Bank, 6.75%              100,000,000            2/20/2001        1,064,402
International Bank for Reconstruction &
  Development, 4.50%                                100,000,000            6/20/2000          977,669
                                                                                         --------------
                                                                                            4,125,599
                                                                                         --------------
Total Fixed Income Securities and Investments
  (Cost $26,621,548)--87.0%                                                                29,117,857
Cash and Other Assets, Less Liabilities--13.0%                                              4,362,788
                                                                                         --------------
Net Assets--100.0%                                                                        $33,480,645
                                                                                         ==============
Federal Income Tax Information:
At October 31, 1996 the net unrealized appreciation of investments based on cost for
  Federal income tax purposes of $26,621,548 was as follows:
Aggregate gross unrealized appreciation for all investments in which there is an excess
  of value over tax cost                                                                  $ 2,658,545
Aggregate gross unrealized depreciation for all investments in which there is an excess
  of tax cost over value                                                                     (162,236)
                                                                                         --------------
                                                                                          $ 2,496,309
                                                                                         ==============

The principal amount of each security is stated in the currency in which the security is denominated.

The accompanying notes are an integral part of the financial statements.

STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND

STATEMENT OF ASSETS AND LIABILITIES
October 31, 1996

Assets
Investments, at value (Cost $26,621,548) (Note 1)                  $ 29,117,857
Foreign currency, at value (Cost $5,894,892)                          5,798,618
Cash                                                                    357,519
Interest receivable                                                     817,804
Receivable from investment manager (Note 3)                              38,332
Foreign tax receivable                                                   10,406
Receivable for fund shares sold                                             838
Deferred organization costs and other assets (Note 1)                    13,483
                                                                 --------------
                                                                     36,154,857
Liabilities
Payable for securities purchased                                      2,484,901
Accrued management fee (Note 2)                                          21,216
Accrued transfer agent and shareholder services (Note 2)                 20,196
Accrued directors' fees (Note 2)                                         14,297
Accrued distribution and service fees (Note 5)                            5,577
Payable for fund shares redeemed                                          2,298
Other accrued expenses                                                  125,727
                                                                 --------------
                                                                      2,674,212
                                                                 --------------
                                                                    $33,480,645
                                                                 ==============
Net Assets
Net Assets consist of:
 Undistributed net investment income                                $   293,705
 Unrealized appreciation of investments
   and foreign currency                                               2,401,275
 Accumulated net realized gain on investments
   and foreign currency                                                 277,438
 Shares of beneficial interest                                       30,508,227
                                                                 --------------
                                                                   $ 33,480,645
                                                                 ==============
Net Asset Value and redemption price per share of Class A shares
  ($2,806,572 / 332,131 shares of beneficial interest)                    $8.45
                                                                 ==============
Maximum Offering Price per share of Class A shares
  ($8.45 / .955)                                                          $8.85
                                                                 ==============
Net Asset Value and offering price per share of Class B shares
  ($4,028,022 / 478,504 shares of beneficial interest)*                   $8.42
                                                                 ==============
Net Asset Value, offering price and redemption price per share of Class C shares ($24,840,299 / 2,934,746 shares of
  beneficial interest)                                                    $8.46
                                                                 ==============
Net Asset Value and offering price per share of Class D shares
  ($1,805,752 / 214,595 shares of beneficial interest)*                   $8.41
                                                                 ==============

*Redemption price per share for Class B and Class D is equal to net asset value less any applicable contingent deferred sales charge.

STATEMENT OF OPERATIONS
For the year ended October 31, 1996

Investment Income
Interest, net of foreign taxes of $17,063                          $ 1,644,032

Expenses
Management fee (Note 2)                                                246,122
Custodian fee                                                          147,686
Transfer agent and shareholder services (Note 2)                       104,744
Audit fee                                                               64,035
Registration fees                                                       35,448
Reports to shareholders                                                 24,799
Amortization of organization costs (Note 1)                             17,297
Directors' fees (Note 2)                                                14,297
Legal fees                                                              11,861
Service fee--Class A (Note 5)                                            6,258
Distribution and service fees--Class B (Note 5)                         38,313
Distribution and service fees--Class D (Note 5)                         16,462
Miscellaneous                                                            6,438
                                                                 --------------
                                                                       733,760
Expenses borne by the investment manager (Note 3)                     (179,424)
                                                                 --------------
                                                                       554,336
                                                                 --------------
Net investment income                                                1,089,696
                                                                 --------------
Realized and Unrealized Gain (Loss) on Investments and
  Foreign Currency
Net realized gain on investments (Notes 1 and 4)                       290,826
Net realized gain on foreign currency (Note 1)                          30,346
                                                                 --------------
 Total net realized gain                                               321,172
                                                                 --------------
Net unrealized depreciation of investments                            (639,506)
Net unrealized depreciation of foreign currency                       (307,408)
                                                                 --------------
 Total net unrealized depreciation                                    (946,914)
                                                                 --------------
Net loss on investments and foreign currency                          (625,742)
                                                                 --------------
Net increase in net assets resulting from operations                $  463,954
                                                                 ==============

The accompanying notes are an integral part of the financial statements.

STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND

STATEMENT OF CHANGES IN NET ASSETS

                                                 Year ended October 31
                                            --------------------------------
                                                 1996             1995
------------------------------------------  --------------- ----------------
Increase (Decrease) in Net Assets
Operations:
Net investment income                        $ 1,089,696      $ 1,405,292
Net realized gain on investments and
  foreign currency*                              321,172          684,995
Net unrealized appreciation (depreciation)
  of investments and foreign currency           (946,914)       1,568,923
                                            --------------- ----------------
Net increase resulting from operations           463,954        3,659,210
                                            --------------- ----------------
Dividends from net investment income:
 Class A                                        (113,884)         (88,114)
 Class B                                        (143,579)        (113,623)
 Class C                                      (1,216,944)      (1,691,435)
 Class D                                         (59,902)         (41,936)
                                            --------------- ----------------
                                              (1,534,309)      (1,935,108)
                                            --------------- ----------------
Distributions from net realized gains:
 Class A                                         (14,778)          (5,975)
 Class B                                         (20,669)          (8,086)
 Class C                                        (155,630)        (123,136)
 Class D                                          (7,956)          (2,986)
                                            --------------- ----------------
                                                (199,033)        (140,183)
                                            --------------- ----------------
Net increase from fund share transactions
  (Note 6)                                     4,103,576        2,690,071
                                            --------------- ----------------
Total increase in net assets                   2,834,188        4,273,990

Net Assets
Beginning of year                             30,646,457       26,372,467
                                            --------------- ----------------
End of year (including undistributed net
  investment income of $293,705 and
  $696,597, respectively)                   $ 33,480,645     $ 30,646,457
                                            =============== ================
* Net realized gain for Federal income tax
  purposes (Note 1)                          $   279,451      $   197,316
                                            =============== ================

    The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
October 31, 1996

Note 1

State Street Research International Fixed Income Fund (the "Fund"), is a diversified series of State Street Research Portfolios, Inc. ("Portfolios"), which was organized as a Maryland corporation in April, 1991 and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund commenced operations in January, 1992. Portfolios consists presently of two separate funds: State Street Research International Fixed Income Fund and State Street Research International Equity Fund.

The investment objective of the fund is to achieve the highest possible total return, consisting of income and realized and unrealized capital gains, consistent with prudent investment risk and preservation of capital, by investing primarily in high quality debt securities of non-U.S. issuers.

The Fund offers four classes of shares. Class A shares are subject to an initial sales charge of up to 4.50% and annual service fees of 0.25% of average daily net assets. Class B shares are subject to a contingent deferred sales charge on certain redemptions made within five years of purchase and pay annual distribution and service fees of 1.00%. Class B shares automatically convert into Class A shares (which pay lower ongoing expenses) at the end of eight years after the issuance of the Class B shares. Class C shares are only offered to certain employee benefit plans and large institutions. No sales charge is imposed at the time of purchase or redemption of Class C shares. Class C shares do not pay any distribution or service fees. Class D shares are subject to a contingent deferred sales charge of 1.00% on any shares redeemed within one year of their purchase. Class D shares also pay annual distribution and service fees of 1.00%. The Fund's expenses are borne pro-rata by each class, except that each class bears expenses, and has exclusive voting rights with respect to provisions of the Plan of Distribution, related specifically to that class. The Directors declare separate dividends on each class of shares.

The following significant accounting policies are consistently followed by the Fund in preparing its financial statements, and such policies are in conformity with generally accepted accounting principles for investment companies.

A. Investment Valuation
Securities traded on domestic stock exchanges are valued at the last sale price as of the close of business on the day the securities are being valued, or, lacking any sales, at the mean between closing bid and asked prices. Securities traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") system are valued at the last reported sales price. Each security traded primarily on non-domestic securities exchanges is generally valued at the preceding closing value of such security on the exchange where it is primarily traded. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security by the Board of Directors or its delegates. If no closing price is available, then such security is valued at the mean between the last current bid and asked prices or by using the last available closing price. Domestic securities traded in

STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND

the over-the-counter market are valued at the mean between the bid and asked prices or yield equivalent as obtained from two or more dealers that make markets in the securities. All non-U.S. securities traded in the over-the-counter market are valued at the last sale quote or the last closing bid price, if there is no active trading in a particular security for a given day. Portfolio securities traded both in the over-the-counter market and on a securities exchange are valued according to the broadest and most representative market. Securities for which market quotations are not readily available are valued as determined in good faith by or under the authority of the Directors. Short-term securities maturing within sixty days are valued at amortized cost. Securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate.

B. Security Transactions
Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains or losses are reported on the basis of identified cost of securities delivered. Gains and losses that arise from changes in exchange rates are not segregated from gains and losses that arise from changes in market prices of investments.

C. Net Investment Income
Investment income is accrued daily as earned. The Fund is charged for expenses directly attributable to it, while indirect expenses are allocated between both funds in the Portfolios.

D. Dividends
Dividends from net investment income are declared and paid or reinvested quarterly. Net realized capital gains, if any, are distributed annually, unless additional distributions are required for compliance with applicable tax regulations.

Income dividends and capital gain distributions are determined in accordance with Federal income tax regulations which may differ from generally accepted accounting principles. The difference is primarily due to differing treatments for foreign currency transactions.

E. Federal Income Taxes
No provision for Federal income taxes is necessary because the Fund has elected to qualify under Subchapter M of the Internal Revenue Code and its policy is to distribute all of its taxable income, including net realized capital gains, within the prescribed time periods.

F. Deferred Organization Costs
Certain costs incurred in the organization and registration of the Fund were capitalized and are being amortized under the straight-line method over a period of five years.

G. Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Note 2

The Fund and State Street Research Investment Services, Inc., the Fund's investment manager and principal underwriter (the "Investment Manager" and "Distributor"), a wholly owned indirect subsidiary of Metropolitan Life Insurance Company ("Metropolitan"), have entered into an agreement under which the Investment Manager receives monthly fees at an annual rate of 0.75% of the Fund's average daily net assets. The Investment Manager has entered into a Sub-Investment Management Agreement with GFM International Investors Limited (the "Sub-Investment Manager"), a substantially wholly owned, indirect subsidiary of Metropolitan, pursuant to which the Sub-Investment Manager has assumed the overall responsibility for managing the investments of the Fund. During the year ended October 31, 1996, the Fund paid the Investment Manager $246,122 in management fees. The Fund has no responsibility for the payment of fees to the Sub-Investment Manager.

State Street Research Shareholder Services, a division of the Distributor, provides certain shareholder services to the Fund such as responding to inquiries and instructions from investors with respect to the purchase and redemption of shares of the Fund. In addition, Metropolitan receives a fee for maintenance of the accounts of certain shareholders who are participants in sponsored arrangements, employee benefit plans and similar programs or plans, through or under which shares of the Fund may be purchased. During the year ended October 31, 1996, the amount of such expenses was $21,704.

The fees of the Directors not currently affiliated with the Invest-ment Manager amounted to $14,297 during the year ended October 31, 1996.

Note 3

The Investment Manager or affiliates may from time to time and in varying amounts voluntarily assume some portion of fees or expenses relating to the Fund. During the year ended October 31, 1996, the amount of such assumed expenses was $179,424.

Note 4

For the year ended October 31, 1996, purchases and sales of securities, exclusive of short-term obligations, aggregated $18,021,481 and $11,266,940, respectively.

Note 5

Portfolios has adopted a Plan of Distribution Pursuant to Rule 12b-1 (the "Plan") under the Investment Company Act of 1940, as amended. Under the Plan, the Fund pays annual service fees to the Distributor at a rate of 0.25% of average daily net assets for Class A, Class B and Class D shares. In addition, the Fund pays annual distribution fees of 0.75% of average daily net assets for Class B and Class D shares. The Distributor uses such payments for personal services and/or the maintenance or servicing of shareholder accounts, to reimburse securities dealers for distribution and marketing services, to furnish ongoing assistance to investors and to defray a portion of its distribution and marketing expenses. For the year ended October 31, 1996, fees pursuant to such plan amounted to $6,258, $38,313 and $16,462 for Class A, Class B and Class D, respectively.

STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND

The Fund has been informed that the Distributor and MetLife Securities, Inc., a wholly owned subsidiary of Metropolitan, earned initial sales charges aggregating $3,914 and $7,073, respectively, on sales of Class A shares of the Fund during the year ended October 31, 1996, and that MetLife Securities, Inc. earned commissions aggregating $11,721 on sales of Class B shares, and that the Distributor collected contingent deferred sales charges of $8,598 and $867 on redemptions of Class B and Class D shares, respectively, during the same period.

Note 6

The authorized capital stock of the Fund currently consists of 100,000,000 shares, $.01 par value per share. The Fund reserves the right to issue additional classes of shares. At October 31, 1996, Metropolitan owned 2,745,384 Class C shares of the Fund.

Share transactions were as follows:

                                                               Year ended October 31
                                           ------------------------------------------------------------
                                                        1996                           1995
                                            -----------------------------  -----------------------------
Class A                                         Shares         Amount         Shares         Amount
 --------------------------------------------------------  -------------- --------------  --------------
Shares sold                                     239,978    $ 2,018,281       154,393       $1,349,055
Issued upon reinvestment of:
 Distributions from net realized gains            1,644         14,223           737            5,712
 Dividends from net investment income            10,609         89,660         5,748           47,607
Shares repurchased                             (159,405)    (1,342,020)      (51,420)        (442,983)
                                           --------------  -------------- --------------  --------------
Net increase                                     92,826    $   780,144       109,458       $  959,391
                                           ==============  ============== ==============  ==============

Class B                                         Shares         Amount         Shares         Amount
 --------------------------------------------------------  -------------- --------------  --------------
Shares sold                                     332,479    $ 2,810,842       189,985       $1,645,022
Issued upon reinvestment of:
 Distributions from net realized gains            2,095         18,040           931            7,205
 Dividends from net investment income            11,765         99,331         6,879           57,359
Shares repurchased                             (192,808)    (1,619,138)      (46,537)        (393,423)
                                           --------------  -------------- --------------  --------------
Net increase                                    153,531    $ 1,309,075       151,258       $1,316,163
                                           ==============  ============== ==============  ==============

Class C                                         Shares         Amount         Shares         Amount
 --------------------------------------------------------  -------------- --------------  --------------
Shares sold                                     356,166    $ 3,010,729        34,745       $  311,510
Issued upon reinvestment of:
 Distributions from net realized gains           17,927        154,527        15,646          121,415
 Dividends from net investment income            11,325         96,005        16,717          137,775
Shares repurchased                             (232,104)    (1,931,942)      (88,669)        (760,263)
                                           --------------  -------------- --------------  --------------
Net increase (decrease)                         153,314    $ 1,329,319       (21,561)      $ (189,563)
                                           ==============  ============== ==============  ==============

Class D                                         Shares         Amount         Shares         Amount
 --------------------------------------------------------  -------------- --------------  --------------
Shares sold                                     189,105    $ 1,599,158        73,243       $  639,413
Issued upon reinvestment of:
 Distributions from net realized gains              889          7,646           385            2,985
 Dividends from net investment income             4,851         40,579           894            7,531
Shares repurchased                             (113,909)      (962,345)       (5,482)         (45,849)
                                           --------------  -------------- --------------  --------------
Net increase                                     80,936    $   685,038        69,040       $  604,080
                                           ==============  ============== ==============  ==============


STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND

FINANCIAL HIGHLIGHTS
For a share outstanding throughout each year:

                                                        Class A                         Class B
                                            -------------------------------  -------------------------------
                                                 Year ended October 31           Year ended October 31
                                            -------------------------------  -------------------------------
                                             1996***    1995***    1994**    1996***    1995***    1994**
 ------------------------------------------  --------- ---------  ---------  ---------  -------- ----------
Net asset value, beginning of year            $ 8.80    $ 8.31     $ 7.99     $ 8.77     $ 8.28    $ 7.99
Net investment income*                          0.27      0.40       0.30       0.21       0.34      0.27
Net realized and unrealized gain (loss) on
  investments and foreign currency             (0.16)     0.72       0.27      (0.16)      0.72      0.26
Dividends from net investment income           (0.40)    (0.59)     (0.25)     (0.34)     (0.53)    (0.24)
Distributions from net realized gains          (0.06)    (0.04)        --      (0.06)     (0.04)       --
                                             --------- ---------  ---------  ---------  -------------------
Net asset value, end of year                  $ 8.45    $ 8.80     $ 8.31     $ 8.42     $ 8.77    $ 8.28
                                             ========= =========  =========  =========  ===================
Total return                                    1.31%+   14.26%+     7.33%+++   0.61%+    13.53%+    6.73%+++
Net assets at end of year (000s)              $2,807    $2,106     $1,079     $4,028     $2,851    $1,439
Ratio of operating expenses to average net
  assets*                                       1.75%     1.74%      1.69%++    2.50%      2.49%     2.43%++
Ratio of net investment income to average
  net assets*                                   3.25%     4.71%      5.79%++    2.50%      3.94%     5.06%++
Portfolio turnover rate                        45.84%    23.31%     38.84%     45.84%     23.31%    38.84%
*Reflects voluntary assumption of fees or
 expenses per share in each year (Note 3)     $ 0.05    $ 0.06     $ 0.01     $ 0.05     $ 0.06    $ 0.02

                                                      Class C                                        Class D
                           ------------------------------------------------------------  -------------------------------
                                                                       January 22, 1992
                                                                       (Commencement of
                                      Year ended October 31             Operations) to        Year ended October 31
                           ------------------------------------------                    -------------------------------
                            1996***    1995***     1994       1993     October 31, 1992   1996***   1995***     1994**
------------------          ---------  --------- ---------  ---------  ----------------- ---------  --------- ----------
Net asset value,
  beginning of year        $  8.81    $  8.32    $  8.24    $  7.85       $  7.40        $ 8.78     $ 8.29     $ 7.99
Net investment income*        0.30       0.44       0.14       0.41          0.32          0.21       0.34       0.27
Net realized and
  unrealized gain (loss)
  on investments and
  foreign currency           (0.17)      0.70       0.46       0.34          0.13         (0.17)      0.72       0.26
Dividends from net
  investment income          (0.42)     (0.61)     (0.49)     (0.36)           --         (0.35)     (0.53)     (0.23)
Distributions from
  net realized gains         (0.06)     (0.04)     (0.03)        --            --         (0.06)     (0.04)        --
                         ---------  --------- ---------  ---------  ----------------- ---------  --------- ----------
Net asset value,
  end of year              $  8.46    $  8.81    $  8.32    $  8.24       $  7.85        $ 8.41     $ 8.78     $ 8.29
                         =========  ========= =========  =========  ================= =========  ========= ==========
Total return                  1.54%+    14.51%+     7.72%+     9.98%+        6.08%+++      0.39%+    13.49%+     6.81%+++
Net assets at end
  of year (000s)           $24,840    $24,516    $23,319    $24,965       $22,299        $1,806     $1,173     $  536
Ratio of operating
  expenses to average
  net assets*                 1.50%      1.49%      1.47%      1.50%         1.50%++       2.50%      2.49%      2.45%++
Ratio of net investment
  income to average net
  assets*                     3.50%      5.14%      5.62%      5.48%         5.63%++       2.50%      3.94%      4.98%++
Portfolio turnover rate      45.84%     23.31%     38.84%     20.44%        56.31%        45.84%     23.31%     38.84%
*Reflects voluntary
 assumption of fees or
 expenses per share in
 each year (Note 3)        $  0.05    $  0.06    $  0.03    $  0.03       $  0.04        $ 0.05     $ 0.06     $ 0.01

  ** March 1, 1994 (commencement of share class designations) to October 31,
     1994.

 *** Per-share figures have been calculated using the average shares method.

 ++  Annualized.

  + Total return figures do not reflect any front-end or contingent deferred sales charges. Total return would be lower if the Investment Manager and its affiliates had not voluntarily assumed a portion of the Fund's expenses.

+++ Represents aggregate return for the period without annualization and does not reflect any front-end or contingent deferred sales charges. Total return would be lower if the Investment Manager and its affiliates had not voluntarily assumed a portion of the Fund's expenses.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of State Street
Research Portfolios, Inc. and the Shareholders of
State Street Research International Fixed Income Fund

We have audited the accompanying statement of assets and liabilities, including the investment portfolio, of State Street Research International Fixed Income Fund (a series of State Street Research Portfolios, Inc.), as of October 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for the two years then ended and the financial highlights for each of the years in the five year period ended October 31, 1996. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on the financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at October 31, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of State Street Research International Fixed Income Fund (a series of State Street Research Portfolios, Inc.) at October 31, 1996, the results of its operations, the changes in its net assets, and its financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Boston, Massachusetts
December 16, 1996

STATE STREET RESEARCH INTERNATIONAL FIXED INCOME FUND

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

International Fixed Income Fund had a disappointing year. The Fund underperformed the average total return of the 42 funds in Lipper Analytical Services' International Income category.

Despite what Fund management perceived as evidence that economic activity in Europe and Japan had begun to recover in 1996, underlying activity remained sluggish. Additionally, inflation pressures remained subdued. This was apparent in the U.S. In the absence of inflationary pressures, central banks allowed monetary policy to remain easy. Many central banks continued to ease monetary policy. Against this background, global bond markets rallied.

The Fund underperformed in three key areas. First, Fund management wasn't very optimistic on the outlook for the U.S. dollar at the beginning of the period, so the Fund wasn't focused on U.S. dollar or dollar-block (Canada and Australia) assets and/or currencies. The dollar wound up stronger than expected, which hurt Fund performance relative to other funds that had more exposure there. Second, The Fund was underweighted in the bonds of the peripheral European markets (Italy, Sweden and Spain), which offered strong performance. Third, the Fund was positioned more defensively than many of its peers, which caused it to miss the markets' rallies. Fund management took an overall bearish position on the global bond markets and held as much as 25% of the Fund's exposure in cash.

The Salomon Brothers Non-U.S. Dollar World Bond Index is a commonly used measure of overseas bond market performance. The index is unmanaged and does not take sales charges into consideration. Direct investment in the index is not possible; results are for illustrative purposes only. All returns represent past performance, which is no guarantee of future results. The investment return and principal value of an investment made in the Fund will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. All returns assume reinvestment of capital gain distributions and income dividends. Shares of the Fund had no class designations until March 1, 1994, when designations were assigned based on the pricing and 12b-1 fees applicable to shares sold thereafter. Performance for a class includes periods prior to the adoption of class designations. Performance prior to March 1, 1994 does not reflect annual 12b-1 fees of .25% for "A" shares and 1% for "B" and "D" shares, which will reduce subsequent performance. "C" shares, offered without a sales charge, are available only to certain employee benefit plans and large institutions. Performance reflects maximum 4.5% "A" share front-end sales charge or 5% "B" share or 1% "D" share contingent deferred sales charges, where applicable. Performance results for the Fund are increased by the investment manager's voluntary reduction of fees and expenses related to the Fund. The first figure reflects expense reduction; the second shows what results would have been without subsidization.

         Change In Value Of $10,000
       Based On The Salomon Brothers
 Non-U.S. Dollar World Bond Index Compared
 To Change In Value Of $10,000 Invested In
      International Fixed Income Fund

[LINE CHARTS]

Class A Shares

Average Annual Total Return
-------------------------------
1 Year            Life of Fund
-------------------------------
-3.25%/-3.70%     +7.08%/+6.55%

$17,000
 16,000
 15,000
 14,000
 13,000
 12,000
 11,000
 10,000

$16,154    $13,868
1/22/92  10/31/92  10/31/93  10/31/94  10/31/95  10/31/96

 1/22/92         9550   10000
10/31/92        10131   10990
10/31/93        11142   12222
10/31/94        11979   13299
10/31/95        13688   15319
10/31/96        13868   16154


Class B Shares

Average Annual Total Return
-------------------------------
1 Year            Life of Fund
-------------------------------
-4.19%/-4.67%     +7.37%/+6.81%

$17,000
 16,000
 15,000
 14,000
 13,000
 12,000
 11,000
 10,000

$16,154    $14,048
1/22/92  10/31/92  10/31/93  10/31/94  10/31/95  10/31/96

 1/22/92        10000   10000
10/31/92        10608   10990
10/31/93        11667   12222
10/31/94        12473   13299
10/31/95        14161   15319
10/31/96        14048   16154


Class C Shares

Average Annual Total Return
-------------------------------
1 Year            Life of Fund
-------------------------------
+1.54%/+1.06%     +8.26%/+7.70%

$17,000
 16,000
 15,000
 14,000
 13,000
 12,000
 11,000
 10,000

$16,154    $14,613
1/22/92  10/31/92  10/31/93  10/31/94  10/31/95  10/31/96

 1/22/92        10000   10000
10/31/92        10608   10990
10/31/93        11667   12222
10/31/94        12567   13299
10/31/95        14391   15319
10/31/96        14613   16154



Class D Shares

Average Annual Total Return
-------------------------------
1 Year            Life of Fund
-------------------------------
-0.56%/-1.04%     +7.65%/+7.12%

$17,000
 16,000
 15,000
 14,000
 13,000
 12,000
 11,000
 10,000

$16,154    $14,223
1/22/92  10/31/92  10/31/93  10/31/94  10/31/95  10/31/96

 1/22/92        10000   10000
10/31/92        10608   10990
10/31/93        11667   12222
10/31/94        12483   13299
10/31/95        14167   15319
10/31/96        14223   16154

LEGEND:
Solid Line:   International Fixed Income Fund
Dashed Line:  Salomon Brothers Non-U.S. Dollar World Bond Index

                      STATE STREET RESEARCH FINANCIAL TRUST

                                     PART C
                                OTHER INFORMATION

Item 15. Indemnification

         The response to this item is incorporated by reference to Part A of the Joint Proxy Statement/Prospectus in this Registration Statement under the caption "Comparative Information on Shareholder Rights--Liabilities of Directors, Trustees and Officers."

Item 16: Exhibits

(1)(a) First Amended and Restated Master Trust Agreement and Amendment No. 1 and Amendment No. 2 to the First Amended and Restated Master Trust Agreement (15)

(1)(b)     Amendment No. 3 to First Amended and Restated Master Trust
           Agreement (17)

(2)(a)     By-laws of the Registrant (1)

(2)(b)     Amendment No. 1 to the By-Laws effective September 30, 1992 (8)

(3)        Not applicable

(4) Agreement and Plan of Reorganization and Liquidation (Included as Exhibit A to the Joint Proxy Statement/Prospectus contained in Part A of this Registration Statement)

(5)        Not applicable

(6)(a) Advisory Agreement with State Street Research Investment Services, Inc. (2)*

(6)(b) Transfer and Assumption of Responsibilities and Rights relating to the Advisory Agreement (8)

(7)(a) Distribution Agreement with MetLife - State Street Research Investment Services, Inc. (2)*

(7)(b)     Form of Selected Dealer Agreement (15)

(7)(c)     Form of Bank and Bank Affiliated Broker-Dealer Agreement (13)

(8)        Not applicable

(9)(a)     Custodian Contract with State Street Bank and Trust Company (2)

(9)(b) Amendment to the Custodian Contract with State Street Bank and Trust Company (5)

(10)       Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 (10)

(11) Opinion and Consent of Goodwin, Procter & Hoar LLP with respect to legality of shares being issued

(12) Opinion and Consent of Goodwin, Procter & Hoar LLP with respect to tax matters relating to acquisition of State Street Research International Fixed Income Fund

(13)       Not applicable

(14)       Consents of Independent Accountants

(15)       Not applicable

(16)(a)    Powers of Attorney (16)

(16)(b)    Certificate of Board Resolution Respecting Powers of Attorney (16)

(17)(a) Form of Proxy Card for State Street Research International Fixed Income Fund (16)

(17)(b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to its Initial Registration Statement of November 21, 1986.

--------------

* MetLife - State Street Investment Services, Inc. changed its name to State Street Financial Services, Inc. effective as of June 18, 1992, and subsequently changed its name to State Street Research Investment Services, Inc. effective October 28, 1992. Documents in this listing of Exhibits which were effective prior to the most recent name change accordingly also refer to MetLife - State Street Investment Services, Inc. or State Street Financial Services, Inc.

** The series of the Registrant have changed their names at various times. Documents in this listing of Exhibits which were effective prior to the most recent name change accordingly refer to a former name of such series.


         Filed as part of the Registration Statement as noted below and incorporated herein by reference:

Footnote     Securities Act of 1933
Reference    Registration/Amendment                         Date Filed

    1        Initial Registration Statement on Form N-1A    November 21, 1986
    2        Pre-Effective Amendment No. 1                  February 13, 1987
    3        Post-Effective Amendment No. 1                 August 27, 1987
    4        Post-Effective Amendment No. 2                 June 3, 1988
    5        Post-Effective Amendment No. 3                 February 22, 1989
    6        Post-Effective Amendment No. 4                 February 28, 1990
    7        Post-Effective Amendment No. 5                 February 26, 1991
    8        Post-Effective Amendment No. 7                 February 26, 1993
    9        Post-Effective Amendment No. 8                 April 2, 1993
   10        Post-Effective Amendment No. 9                 July 8, 1993
   11        Post-Effective Amendment No. 10                February 9, 1994
   12        Post-Effective Amendment No. 11                February 18, 1994
   13        Post-Effective Amendment No. 13                November 30, 1994
   14        Post-Effective Amendment No. 14                January 31, 1995
   15        Post-Effective Amendment No. 15                December 28, 1995
   16        Initial Registration Statement on Form N-14    January 30, 1997
   17        Post-Effective Amendment No. 16 on Form N-1A   February 27, 1997


Item 17. Undertakings

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-effective Amendment No. 2 to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 14th day of March, 1997.


                                 STATE STREET RESEARCH FINANCIAL TRUST

                                             *
                                 By: __________________
                                     Ralph F. Verni
                                     Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No.2 to the Registration Statement has been signed on the above date by the following persons in the capacities indicated:




            *                   Trustee, Chairman of the Board and Chief
________________________        Executive Officer (principal executive officer)
Ralph F. Verni

            *                   Treasurer (principal financial and accounting
________________________        officer)
Gerard P. Maus


________________________        Trustee
Steve A. Garban


________________________        Trustee
Malcolm T. Hopkins


            *
________________________        Trustee
Edward M. Lamont

            *
________________________        Trustee
Robert A. Lawrence

            *
________________________        Trustee
Dean O. Morton

            *
________________________        Trustee
Thomas L. Phillips

            *
________________________        Trustee
Toby Rosenblatt

            *
________________________        Trustee
Michael S. Scott Morton

            *
________________________        Trustee
Jeptha H. Wade



*By: /s/ Francis J. McNamara, III
    -----------------------------
         Francis J. McNamara, III,
         Attorney-in-Fact under Powers of
         Attorney dated January 30, 1997
         incorporated by reference from
         Registration Statement on N-14
         filed January 30, 1997.

                        Index To Exhibits


(11) Opinion and Consent of Goodwin, Procter & Hoar LLP with respect to legality of shares being issued

(12) Opinion and Consent of Goodwin, Procter & Hoar LLP with respect to tax matters relating to acquisition of State Street Research International Fixed Income Fund

(14)     Consents of Independent Accountants

316502.c10